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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                   FORM 10/A



                               (AMENDMENT NO. 2)


                 GENERAL REPORT FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                                L&C SPINCO, INC.
             (Exact Name of Registrant as Specified in Its Charter)

              DELAWARE                             58-2632672
    (State or Other Jurisdiction                (I.R.S. Employer
 of Incorporation or Organization)            Identification No.)

                           1420 PEACHTREE STREET, NE
                          ATLANTA, GEORGIA 30309-3002
              (Address of Principal Executive Offices -- Zip code)

                                 (404) 853-1000
              (Registrant's Telephone Number, Including Area Code)

                             ---------------------

       Securities to be registered pursuant to section 12(b) of the Act:

         TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH
         TO BE SO REGISTERED            EACH CLASS IS TO BE REGISTERED
         -------------------            ------------------------------
Common Stock, $.01 par value per share  New York Stock Exchange, Inc.
Preferred Stock Purchase Rights         New York Stock Exchange, Inc.

          Securities registered pursuant to Section 12(g) of the Act:

                                      NONE

                                EXPLANATORY NOTE

     THIS REGISTRATION STATEMENT HAS BEEN PREPARED ON A PROSPECTIVE BASIS ON THE ASSUMPTION THAT, AMONG OTHER THINGS, THE DISTRIBUTION (AS DEFINED IN THE INFORMATION STATEMENT WHICH IS A PART OF THIS REGISTRATION STATEMENT) AND THE RELATED TRANSACTIONS CONTEMPLATED TO OCCUR PRIOR TO OR CONTEMPORANEOUSLY WITH THE DISTRIBUTION WILL BE CONSUMMATED AS CONTEMPLATED BY THE INFORMATION STATEMENT. THERE CAN BE NO ASSURANCE, HOWEVER, THAT ANY OR ALL OF SUCH TRANSACTIONS WILL OCCUR OR WILL OCCUR AS SO CONTEMPLATED. ANY SIGNIFICANT MODIFICATIONS OR VARIATIONS IN THE TRANSACTIONS CONTEMPLATED WILL BE REFLECTED IN AN AMENDMENT OR SUPPLEMENT TO THIS REGISTRATION STATEMENT.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                CROSS REFERENCE

                                L&C SPINCO, INC.

I. INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10 BY REFERENCE

   CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

ITEM
NO.               ITEM CAPTION                    LOCATION IN INFORMATION STATEMENT
----  -------------------------------------  --------------------------------------------
   1  Business.............................  "SUMMARY;" "MANAGEMENT'S DISCUSSION AND
                                             ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                             OF OPERATIONS;" and "SPINCO'S BUSINESSES."
   2  Financial Information................  "HISTORICAL AND PRO FORMA COMBINED
                                             CAPITALIZATION;" "PRO FORMA FINANCIAL
                                             INFORMATION;" "SELECTED FINANCIAL DATA;"
                                             "MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                             FINANCIAL CONDITION AND RESULTS OF
                                             OPERATIONS;" and "COMBINED FINANCIAL
                                             STATEMENTS OF NATIONAL SERVICE INDUSTRIES,
                                             INC. LIGHTING EQUIPMENT AND CHEMICALS
                                             BUSINESSES."
   3  Properties...........................  "SPINCO'S BUSINESSES -- Properties."
   4  Security Ownership of Certain
      Beneficial Owners and Management.....  "BENEFICIAL OWNERSHIP OF SPINCO SHARES."
   5  Directors and Executive Officers.....  "SPINCO'S MANAGEMENT."
   6  Executive Compensation...............  "SPINCO'S MANAGEMENT."
   7  Certain Relationships and Related
      Transactions.........................  "SUMMARY;" "RELATIONSHIP BETWEEN NSI AND
                                             SPINCO FOLLOWING THE DISTRIBUTION;" and
                                             "SPINCO'S MANAGEMENT."
   8  Legal Proceedings....................  "SPINCO'S BUSINESSES -- Legal Proceedings."
   9  Market Price of and Dividends on the
      Registrant's Common Equity and
      Related Stockholder Matters..........  "SUMMARY;" "THE DISTRIBUTION -- Listing and
                                             Trading of the Spinco Shares;" and "DIVIDEND
                                             POLICIES."

ITEM
NO.               ITEM CAPTION                    LOCATION IN INFORMATION STATEMENT
----  -------------------------------------  --------------------------------------------
  10  Description of Registrant's
      Securities to be Registered..........  "DESCRIPTION OF SPINCO'S CAPITAL STOCK."
  11  Indemnification of Officers and
      Directors............................  "LIABILITY AND INDEMNIFICATION OF DIRECTORS
                                             AND OFFICERS."
  12  Financial Statements and
      Supplementary Data...................  "PRO FORMA FINANCIAL INFORMATION;" "SELECTED
                                             FINANCIAL DATA;" and "COMBINED FINANCIAL
                                             STATEMENTS OF NATIONAL SERVICE INDUSTRIES,
                                             INC. LIGHTING EQUIPMENT AND CHEMICALS
                                             BUSINESSES."

II. INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

     Item 10. Recent Sales of Unregistered Securities.

     On June 27, 2001, as part of its incorporation, the registrant issued 100 shares of its common stock, par value $.01 per share, to NSI Enterprises, Inc., a California corporation and wholly owned subsidiary of National Service Industries, Inc., a Delaware corporation ("NSI"), for total consideration of $100.00. The issuance was exempt from registration under
     Section 4(2) of the Securities Act of 1933, as amended, because it did not involve any public offering. NSI (or a subsidiary thereof) will be the registrant's sole stockholder until the consummation of the distribution described in the information statement. After such distribution, NSI and its subsidiaries will hold no capital stock of the registrant.

     Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

              None.

     Item 15. Financial Statements and Exhibits.

     (a) List of Financial Statements. The following financial statements are included in the information statement:

        Report of Independent Public Accountants.

        National Service Industries, Inc. Lighting Equipment and Chemicals Businesses Combined Balance Sheets as of May 31, 2001 (Unaudited), and August 31, 2000 and 1999.

        National Service Industries, Inc. Lighting Equipment and Chemicals Businesses Combined Statements of Income for the Nine Month Periods Ended May 31, 2001 and 2000 (Unaudited) and for the Years Ended August 31, 2000, 1999 and 1998.

        National Service Industries, Inc. Lighting Equipment and Chemicals Businesses Combined Statements of Parent's Equity and Comprehensive Income for the Years Ended August 31, 2000, 1999 and 1998.

        National Service Industries, Inc. Lighting Equipment and Chemicals Businesses Combined Statements of Cash Flows for the Nine Month Periods Ended May 31, 2001 and 2000 (Unaudited) and for the Years Ended August 31, 2000, 1999 and 1998.

        Report of Independent Public Accountants on Schedule

        National Service Industries, Inc. Lighting Equipment and Chemicals Businesses Schedule II -- Valuation and Qualifying Accounts for the Years Ended August 31, 2000, 1999 and 1998.

     (b) Exhibits. The following documents are filed as exhibits hereto:


EXHIBIT
  NO.
-------
 2.1     --   Form of Agreement and Plan of Distribution.
 3.1**   --   Form of Restated Certificate of Incorporation of L&C Spinco,
              Inc.
 3.2     --   Amended and Restated By-Laws of L&C Spinco, Inc.
 4.1*    --   Form of certificate representing L&C Spinco, Inc. common
              stock.
 4.2     --   Form of Stockholder Protection Rights Agreement
10.1     --   Form of Tax Disaffiliation Agreement.
10.2**   --   Form of Transition Services Agreement.
10.3     --   Form of Agreement and Plan of Distribution (see Exhibit
              2.1).
10.4**   --   Form of Employee Benefits Agreement.
10.5*    --   L&C Spinco Long-Term Incentive Plan.
10.6*    --   L&C Spinco 2001 Non-Employee Director Stock Option Plan.
10.7**   --   Form of Indemnification Agreement.
10.8*    --   Form of Severance Protection Agreement.
10.9**   --   Form of Lease Agreement
10.10    --   Form of First Supplemental Indenture to Indenture dated as of January 26, 1999.
10.11    --   Indenture dated as of January 26, 1999.
10.12    --   Form of 6% Note due 2009.
10.13    --   Form of 8.375% Note due August 1, 2010.
10.14*   --   L&C Spinco Supplemental Deferred Savings Plan.
10.15*   --   L&C Spinco Executive Deferred Compensation Plan.
10.16*   --   L&C Spinco Senior Management Benefit Plan.
10.17*   --   L&C Spinco Directors Deferred Stock Unit Plan.
10.18*   --   L&C Spinco Executive Benefits Trust.
10.19*   --   L&C Spinco Supplemental Retirement Plan for Executives.

EXHIBIT
  NO.
-------
10.20*   --   L&C Spinco Executive Savings Plan.
10.21*   --   L&C Spinco Benefits Protection Trust.
21.1*    --   List of Subsidiaries.


-------------------------

 * To be filed by amendment.

** Previously filed.

                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          L&C SPINCO, INC.

                                          By:      /s/ KENYON W. MURPHY
                                             -----------------------------------
                                                       Kenyon W. Murphy
                                                       Senior Vice President and
                                          General Counsel


Date: September 6, 2001

[NSI LOGO]

                                                                          , 2001

Dear Fellow Stockholder:

     I am pleased to inform you that the board of directors of National Service Industries, Inc. ("NSI") has approved a pro rata distribution to NSI stockholders of 100% of the outstanding shares of common stock of L&C Spinco, Inc. ("Spinco"), which is currently a wholly owned subsidiary of NSI. Spinco will own and operate the lighting equipment and chemicals businesses of NSI.


     The distribution will take place on           , 2001. Each NSI stockholder
as of           , 2001, the record date for the distribution, will receive one
Spinco share for every NSI share held on that date. Spinco's shares will be
listed on the New York Stock Exchange under the symbol "       " following
completion of the distribution.


     We believe that the distribution will meaningfully enhance value for NSI stockholders and will give Spinco the financial and operational flexibility to take advantage of significant growth opportunities in the lighting equipment and chemicals businesses. We believe that separating the two companies will enhance the ability of each of Spinco and NSI to focus on strategic initiatives and new business opportunities, as well as to improve cost structures and operating efficiencies and to design equity-based compensation programs targeted to its own performance. In addition, we expect that the transition to an independent company will heighten Spinco management's focus, provide Spinco with greater access to capital, and allow the investment community to better measure Spinco's performance relative to its peers.

     The enclosed information statement describes the distribution and provides important financial and other information about Spinco. Please read it carefully.

     You do not have to vote, or take any other action, to receive your Spinco shares. You will not be required to pay anything or to surrender your NSI shares. Account statements reflecting your ownership of Spinco shares will be
mailed to record holders of NSI stock shortly after           , 2001. If you are
not a record holder of NSI stock, your Spinco shares should be credited to your
account with your stockbroker or nominee on or about           , 2001. Following
the distribution, you may also request physical stock certificates if you wish. Information for making that request will be furnished with your account statement.

                                          Sincerely,

                                          James S. Balloun
                                          Chairman and Chief Executive Officer

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 2001


                INFORMATION STATEMENT RELATING TO THE SPINOFF OF

                                L&C SPINCO, INC.

                     FROM NATIONAL SERVICE INDUSTRIES, INC.

                                  Common Stock

                           (Par Value $.01 Per Share)

     National Service Industries, Inc. ("NSI") is sending you this information statement to describe the pro rata distribution to NSI stockholders of 100% of the outstanding common stock of L&C Spinco, Inc. ("Spinco"). In this distribution, you will receive one share of Spinco common stock, together with an associated preferred stock purchase right, for every share of NSI common
stock that you hold at the close of business on           , 2001. Immediately
following the distribution, NSI and its subsidiaries will not own any shares of Spinco and Spinco will be an independent public company. See "The Distribution" beginning on page 18.


     Spinco is currently a wholly owned subsidiary of NSI and will own and operate the lighting equipment and chemicals businesses of NSI following the distribution. These businesses represented approximately 80% of NSI's consolidated assets and revenues as of and for the fiscal year ended August 31, 2000. Following the distribution, NSI's operations will consist of the textile rental and envelope businesses. See "Spinco's Businesses" beginning on page 45.


     The distribution of Spinco shares will be effected at 11:59 p.m., New York
City time, on           , 2001. You do not have to vote or take any other action
to receive your Spinco shares. You will not be required to pay anything or to surrender your NSI shares. The Spinco shares will be distributed by book entry. The number of NSI shares that you own will not change as a result of the distribution.


     There is no current public trading market for the Spinco shares, although a "when-issued" trading market will likely develop prior to completion of the distribution. Spinco's shares will be listed on the New York Stock Exchange
under the symbol "       " following completion of the distribution. See "The
Distribution -- Listing and Trading of the Spinco Shares" beginning on page 20.

                           -------------------------
     NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. NSI IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY OR YOUR SHARE CERTIFICATES.

     AS YOU REVIEW THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 8 IN EVALUATING THE BENEFITS AND RISKS OF HOLDING OR DISPOSING OF THE SPINCO SHARES YOU WILL RECEIVE IN THE DISTRIBUTION.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS INFORMATION STATEMENT OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS INFORMATION STATEMENT IS NOT AN OFFER TO SELL OR THE SOLICITATION
                       OF AN OFFER TO BUY ANY SECURITIES.

          THE DATE OF THIS INFORMATION STATEMENT IS           , 2001.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Questions and Answers About the Distribution................    i
Summary.....................................................    1
Cautionary Statement Regarding Forward-Looking Statements...    7
Risk Factors................................................    8
The Distribution............................................   18
Relationship Between NSI and Spinco Following the
  Distribution..............................................   26
Financing Arrangements for Spinco...........................   31
Historical and Pro Forma Combined Capitalization............   32
Dividend Policies...........................................   34
Pro Forma Financial Information.............................   35
Selected Financial Data.....................................   36
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   37
Spinco's Businesses.........................................   45
Spinco's Management.........................................   56
Beneficial Ownership of Spinco Shares.......................   74
Description of Spinco's Capital Stock.......................   76
Certain Anti-Takeover Provisions of Spinco's Certificate of
  Incorporation, Bylaws and Rights Agreement and Delaware
  Law.......................................................   79
Liability and Indemnification of Directors and Officers.....   87
Independent Public Accountants..............................   88
Additional Information......................................   89
Index to Combined Financial Statements......................  F-1

                  QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

     The following section answers various questions that you may have with respect to the pro rata distribution to NSI stockholders of 100% of the outstanding shares of Spinco common stock. We refer to this distribution in this information statement as the "Distribution."

Q: WHEN WILL THE DISTRIBUTION OCCUR?

A: NSI currently anticipates completing the Distribution on             , 2001.

Q: WHAT WILL I RECEIVE AS A RESULT OF THE DISTRIBUTION?

A:For every share of NSI common stock that you own of record on             ,
  2001, you will receive one share of Spinco common stock. For example, if you
  own 100 shares of NSI common stock on           , you will receive 100 shares
  of Spinco common stock.

   NSI will distribute the Spinco shares by book entry. If you are a record holder of NSI stock, instead of physical stock certificates, you will receive
   from Spinco's transfer agent shortly after             , 2001 a statement of
   your book entry account for the Spinco shares distributed to you. Following the Distribution, you may request physical stock certificates if you wish, and instructions for making that request will be furnished with your account statement. If you own a fractional share of NSI common stock, you will receive a corresponding fractional share of Spinco common stock. If you are not a record holder of NSI stock because your shares are held on your behalf by your stockbroker or other nominee, your Spinco shares should be credited
   to your account with your stockbroker or nominee on or about             ,
   2001.


   You will also receive one preferred stock purchase right for each share of Spinco common stock that you receive. These rights are similar to the rights associated with your existing shares of NSI common stock and may have certain anti-takeover effects similar to NSI's current preferred stock purchase rights. See "The Distribution -- Manner of Effecting the Distribution" beginning on page 19, "Risk Factors -- Certain Provisions of Spinco's Certificate of Incorporation, Bylaws and Rights Plan and the Tax Disaffiliation Agreement May Discourage Takeovers" beginning on page 16 and "Certain Anti-Takeover Provisions of Spinco's Certificate of Incorporation, Bylaws and Rights Agreement and Delaware Law" beginning on page 79.


Q: WHAT DO I HAVE TO DO TO RECEIVE MY SPINCO SHARES?

A:Nothing. Your Spinco shares will be either reflected in an account statement
  that Spinco's transfer agent will send to you shortly after             , 2001
  or credited to your account with your broker or nominee on or about
    , 2001.

Q: WHEN WILL I RECEIVE MY SPINCO SHARES?

A:If you hold your NSI shares in your own name, your account statement will be
  mailed to you on or about             , 2001. You should allow several days
  for the mail to reach you.

   If you hold your NSI shares through your stockbroker, bank or other nominee, you are probably not a stockholder of record and your receipt of Spinco shares depends on your arrangements with the nominee that holds your NSI shares for you. NSI anticipates that stockbrokers and banks generally will
   credit their customers' accounts with Spinco shares on or about             ,
   2001, but you should check with your stockbroker, bank or other nominee. See "The Distribution -- Manner of Effecting the Distribution" beginning on page 19.

Q: HOW WILL THE DISTRIBUTION AFFECT THE MARKET PRICE OF MY NSI SHARES?

A:Following the Distribution, NSI expects that its common stock will continue to be listed and traded on the New York Stock Exchange under the symbol "NSI." As a result of the Distribution, the trading price of NSI shares immediately following the Distribution will be substantially lower than immediately prior to the Distribution. The lighting equipment and chemicals businesses represented approximately 80% of NSI's consolidated assets and revenues as of and for the fiscal year ended August 31, 2000. Until the market has fully analyzed the operations of NSI without these businesses, the price of NSI shares may fluctuate significantly. See "The Distribution -- Listing and Trading of the Spinco Shares" beginning on page 20.

Q: WHERE WILL MY SPINCO SHARES BE TRADED?


A:Spinco's shares will be listed on the New York Stock Exchange under the symbol
  "       " following completion of the Distribution. Trading of the Spinco shares will likely commence on a when-issued basis after the record date. See "The Distribution -- Listing and Trading of the Spinco Shares" beginning on page 20.


Q: WHAT IF I WANT TO SELL MY NSI SHARES OR MY SPINCO SHARES?

A:You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. NSI does not make recommendations on the purchase, retention or sale of shares of NSI common stock or Spinco common stock.

   If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your NSI common stock or your Spinco common stock, or both. The following information may be helpful in discussions with your stockbroker, bank or other nominee.


   There is not currently a public market for the Spinco common stock, although a when-issued market will likely develop prior to completion of the Distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but is not yet issued or available. Even though when-issued trading will likely develop, none of these trades would settle prior to the effective date of the Distribution, and if the Distribution does not occur, all when-issued trading will be null and void. On the first trading day following the date of the Distribution, when-issued trading in respect of Spinco's common stock will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. Spinco's shares will be
   listed on the New York Stock Exchange under the symbol "       ."


   NSI's common stock may also trade on a when-issued basis on the New York Stock Exchange, reflecting an assumed post-Distribution value for NSI common stock. When-issued trading in NSI common stock, if available, could last from on or about the record date through the effective date of the Distribution. If when-issued trading in NSI common stock is available, NSI stockholders may trade their existing NSI common stock prior to the effective date of the Distribution in either the when-issued market or in the regular market for NSI common stock. If a stockholder trades in the when-issued market, he will have no obligation to transfer to a purchaser of NSI common stock the Spinco common stock such stockholder receives in the Distribution. If a stockholder trades in the regular market, the shares of NSI common stock traded will be accompanied by due bills representing the Spinco common stock to be distributed in the Distribution. If when-issued trading in NSI common stock is not available, neither the NSI common stock nor the due bills may be purchased or sold separately during the period from the record date through the effective date of the Distribution.

   If a when-issued market for NSI common stock develops, an additional listing for NSI common stock will appear on the New York Stock Exchange. Differences will likely exist between the combined value of when-issued Spinco common stock plus when-issued NSI common stock and the price of NSI common stock during this period.

   Sales of NSI common stock with the right to receive shares of Spinco common stock should generally settle in the customary three business day settlement period. Sales of NSI common stock without the right to receive shares of the Spinco common stock and sales of Spinco common stock without the right to receive NSI common stock are expected to settle four business days following the date account statements for the Spinco shares are mailed. You should check with your stockbroker, bank or other nominee for details. See "The Distribution -- Listing and Trading of the Spinco Shares" beginning on page 20.

Q: HOW WILL THE DISTRIBUTION AFFECT THE AMOUNT OF DIVIDENDS I CURRENTLY RECEIVE
   ON MY NSI SHARES?


A:It is anticipated that following the Distribution, Spinco initially will pay quarterly cash dividends which, on an annual basis, will equal $.60 per share, and NSI initially will pay quarterly cash dividends which, on an annual basis, will equal $.04 per share. Therefore, it is anticipated that the aggregate cash dividends payable by Spinco and NSI after the Distribution, taken together, in respect of (1) shares of NSI common stock held on the Distribution date and (2) shares of Spinco common stock received in the Distribution will be substantially less than the annual rate of the cash dividend currently paid on NSI common stock of $1.32 per share. However, no formal action has been taken with respect to these dividends and the declaration and payment of dividends by Spinco and NSI will be at the sole discretion of their respective boards of directors. See "Dividend Policies" on page 34.


Q: WILL I HAVE TO PAY TAXES ON THE SPINCO SHARES THAT I RECEIVE?

A:NSI and Spinco intend for the Distribution to be tax-free for U.S. federal income tax purposes. The Distribution is conditioned upon the receipt by each of NSI and Spinco of opinions from each of King & Spalding, counsel to NSI, and Ernst & Young LLP, special tax advisor to NSI, that, for U.S. federal income tax purposes, the receipt of Spinco shares by NSI stockholders will be tax-free. Neither NSI nor Spinco has requested an advance ruling from the Internal Revenue Service as to the tax consequences of the Distribution. The opinions of King & Spalding and Ernst & Young LLP are subject to certain assumptions and the accuracy and completeness of certain factual representations and statements made by NSI and Spinco and certain other data, documentation and other materials that each of King & Spalding and Ernst & Young LLP deemed necessary for purposes of their respective opinions. These opinions represent the views of King & Spalding and Ernst & Young LLP as to the interpretation of existing tax law and, accordingly, such opinions are not binding on the Internal Revenue Service or the courts and no assurance can be given that the Internal Revenue Service or the courts will agree with their opinions. You may have to pay taxes if you sell your Spinco shares. You are advised to consult your own tax advisor as to the specific tax consequences of the Distribution. See "Risk Factors -- Failure to Qualify as a Tax-Free Transaction Could Result in Substantial Liability" beginning on page 10 and "The Distribution -- Federal Income Tax Consequences of the Distribution" beginning on page 22.

Q: WILL THERE BE ANY CHANGE IN THE UNITED STATES FEDERAL TAX BASIS OF MY NSI
   SHARES AS A RESULT OF THE DISTRIBUTION?

A:Yes, your tax basis in your NSI shares will be reduced. If you are the record holder of your NSI shares, you will receive information with your account statement that will help you calculate the adjusted tax basis for your NSI shares, as well as the tax basis for your Spinco shares. If you are not the record holder of your NSI shares because your shares are held on your behalf by your stockbroker or other nominee, you should contact your stockbroker or nominee for help in determining the tax basis for your NSI shares, as well as the tax basis for your Spinco shares. See "The Distribution -- Federal Income Tax Consequences of the Distribution" beginning on page 22.

Q: WHERE CAN I GET MORE INFORMATION?

A:If you have any questions relating to the mechanics of the Distribution and the delivery of account statements or the trading of NSI or Spinco shares prior to the Distribution, you can contact the Distribution Agent:

          Wells Fargo Bank Minnesota, National Association


          Shareowner Services


          161 North Concord Exchange


          South St. Paul, Minnesota 55075-1139


          Phone:



   For other questions related to the Distribution, NSI or Spinco, please contact:


   After the Distribution, Spinco stockholders with inquiries relating to the Distribution or their investment in Spinco should contact:
          L&C Spinco, Inc.
          1420 Peachtree Street, NE
          Atlanta, Georgia 30309
          Attention: Corporate Secretary
          (404) 853-1000

   After the Distribution, NSI stockholders with inquiries relating to the Distribution or their investment in NSI should contact:
          National Service Industries, Inc.
          1420 Peachtree Street, NE
          Atlanta, Georgia 30309
          Attention: Investor Relations
          (404)853-1000

                                    SUMMARY

     This summary highlights selected information contained elsewhere in this information statement. It is not complete and may not contain all of the information that is important to you. To better understand the Distribution and Spinco, you should read this entire information statement carefully, including the risks described beginning on page 8 and the financial statements and the notes thereto beginning on page F-1.

                       WHY NSI SENT THIS DOCUMENT TO YOU

     National Service Industries, Inc. ("NSI") sent you this document because
you were an owner of NSI common stock on             , 2001. This entitles you
to receive a pro rata distribution of one share of common stock of L&C Spinco, Inc. ("Spinco"), which is currently a wholly owned subsidiary of NSI, for every NSI share you owned on that date. This distribution is referred to in this information statement as the "Distribution." No action is required on your part to participate in the Distribution and you do not have to pay cash or other consideration to receive your Spinco shares.


     This document describes Spinco's businesses, the relationship between NSI and Spinco, and how this transaction benefits NSI and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the Spinco shares that you will receive in the Distribution. You should be aware of certain risks relating to the Distribution and Spinco's businesses, which are described in this document beginning on page 8.


                              SPINCO'S BUSINESSES

     Spinco will own and operate the lighting equipment and chemicals businesses of NSI. These businesses represented approximately 80% of NSI's consolidated assets and revenues as of and for the fiscal year ended August 31, 2000. Following the Distribution, NSI's operations will consist of the textile rental and envelope businesses.

LIGHTING EQUIPMENT

     Spinco's lighting equipment business includes Lithonia Lighting and Holophane. Management of Spinco believes that the lighting equipment business is the world's largest manufacturer of lighting fixtures for both new construction and renovation. Products include a full range of indoor and outdoor lighting for commercial and institutional, industrial and residential applications. Lighting products are manufactured in the United States, Canada, Mexico, and Europe and are marketed under numerous brand names, including Lithonia, Holophane(R), Home-Vue(R), Light Concepts(R), Gotham(R), Hydrel(R), Peerless(R), Antique Street Lamps, and Reloc(R).

     Principal customers include wholesale electrical distributors, retail home centers, and lighting showrooms located in North America and select international markets. In North America, the lighting equipment business's products are sold through independent sales agents and factory sales representatives who cover specific geographic areas and market segments. Products are delivered through a network of distribution centers, regional warehouses, and commercial warehouses using both common carriers and a company-owned truck fleet. For international customers, the lighting equipment business employs a sales force that adopts distribution methods to meet individual customer or country requirements. In fiscal 2000, North American sales accounted for more than 97% of the lighting equipment business's gross sales.

CHEMICALS

     Spinco's chemicals business, The Zep Group, includes Zep Manufacturing Company, Enforcer Products, and Selig Industries. The Zep Group is a leading provider of specialty chemical products in the institutional and industrial (I&I) and retail markets. Products include cleaners, sanitizers, disinfectants, polishes, floor finishes, degreasers, deodorizers, pesticides, insecticides, and herbicides. Zep Manufacturing manufactures products in four North American plants and two European plants. Enforcer operates a manufacturing facility in Georgia.

     The Zep Group provides products to customers primarily in North America and Western Europe. In fiscal 2000, North American sales accounted for approximately 90% of the business's gross sales. Zep Manufacturing and Selig Industries serve a range of institutional and industrial customers, from small sole proprietorships to Fortune 1000 corporations. Individual markets in the non-retail channel include automotive, vehicle wash, food, aviation, industrial manufacturing, and contract cleaners and are serviced through a direct commissioned sales force. Enforcer provides Enforcer-branded products and Zep-branded products to retail channels such as home centers, hardware stores, mass merchandisers, and drug stores.

                                THE DISTRIBUTION

Distributing Company............    National Service Industries, Inc., a
                                    Delaware corporation.

Distributed Company.............    L&C Spinco, Inc., a Delaware corporation.

Primary Purposes of
Distribution....................    NSI's board of directors and management
                                    believe that separating the lighting
                                    equipment and chemicals businesses from the rest of NSI's operations will allow both
                                    Spinco and NSI to focus on their respective businesses and provide them with the flexibility to pursue different strategies and react quickly to changing market environments. NSI's board of directors and management believe that the Distribution will enhance the ability of each of Spinco and NSI to focus on strategic initiatives and new business opportunities, improve cost structures and operating efficiencies and design equity-based compensation programs targeted to its own performance. In addition, NSI's board of directors believes that Spinco will have greater access to capital as an independent company and that the investment community will be better able to measure Spinco's performance relative to its peers. The lighting equipment and chemicals businesses also have some important traits in common that make these businesses distinct from NSI's other operations with respect to markets, products, capital needs and plans for growth. For a more detailed discussion of the reasons for the Distribution, see "The
                                    Distribution -- Reasons for the
                                    Distribution" beginning on page 18.

Spinco Shares to be
Distributed.....................    NSI will distribute to NSI stockholders
approximately      shares of common stock, par value $.01 per share, of Spinco
                                    (together with the associated preferred
                                    stock purchase rights, the "Spinco Shares"),
                                    based on approximately      NSI shares
                                    outstanding on      , 2001. The Spinco
                                    Shares to be distributed will constitute
                                    100% of the Spinco Shares outstanding after the Distribution. Immediately following the
                                    Distribution, NSI and its subsidiaries will not own any Spinco Shares and Spinco will be an independent public company.


Trading Market and Symbol.......    There is no current trading market for the
                                    Spinco Shares, although a when-issued market
                                    will likely develop prior to completion of
                                    the Distribution. The Spinco Shares will be
                                    listed on the New York Stock Exchange under
                                    the symbol "       " following completion of
                                    the Distribution. See "The
                                    Distribution -- Listing and Trading of the
                                    Spinco Shares" beginning on page 20.


Record Date.....................    If you owned NSI shares at the close of
                                    business on           , 2001 (the "Record
                                    Date"), then you will receive Spinco Shares in the Distribution.

Distribution Date...............    The Distribution will occur at 11:59 p.m.,
                                    New York City time, on           , 2001 (the
                                    "Distribution Date"). If you are a record
                                    holder of NSI stock, instead of physical
                                    stock certificates you will receive from
                                    Spinco's transfer agent shortly after
                                              , 2001 a statement of your book
                                    entry account for the Spinco Shares
                                    distributed to you. Following the
                                    Distribution, you may request physical stock
                                    certificates if you wish, and instructions
                                    for making that request will be furnished
                                    with your account statement. If you are not
                                    a record holder of NSI stock because such
                                    shares are held on your behalf by your
                                    stockbroker or other nominee, your Spinco
                                    Shares should be credited to your account
                                    with your stockbroker or other nominee on or
                                    about           , 2001.

Distribution Ratio..............    You will receive one Spinco Share for every
                                    NSI share you held on the Record Date.

Distribution Agent..............    Wells Fargo Bank Minnesota, National
                                    Association



Transfer Agent and Registrar for
the Spinco Shares...............    Wells Fargo Bank Minnesota, National
                                    Association


Fractional Share Interests......    Fractional Spinco Shares will be issued in
                                    the Distribution. You will be entitled to receive a fractional Spinco Share only if you own a fractional share of NSI common stock as of the Record Date. See "The
                                    Distribution -- Manner of Effecting the
                                    Distribution" beginning on page 19.

Tax Consequences................    NSI and Spinco intend for the Distribution
                                    to be tax-free for U.S. federal income tax purposes. The Distribution is conditioned upon the receipt by each of NSI and Spinco of opinions from each of King & Spalding, counsel to NSI, and Ernst & Young LLP, special tax advisor to NSI, that, for U.S.
                                    federal income tax purposes, the receipt of Spinco shares by NSI stockholders will be tax-free. See "Risk Factors -- Failure to
                                    Qualify as a Tax-Free Transaction Could
                                    Result in Substantial Liability" beginning on page 10 and "The Distribution -- Federal
                                    Income Tax Consequences of the Distribution" beginning on page 22.


Relationship with NSI After the
  Distribution..................    Prior to the Distribution, NSI and Spinco
                                    have entered or will enter into agreements to transfer to Spinco selected assets and liabilities of NSI related to Spinco's business, to arrange for the continued provision of certain services by each company to the other, to make arrangements for the Distribution and to define the ongoing relationships between NSI and
                                    Spinco. In addition, NSI and Spinco will enter into an agreement providing for the sharing of taxes incurred by them prior to the Distribution and providing certain indemnification rights with respect to tax matters. After the Distribution, NSI and Spinco will not have any other material contracts or other arrangements between them other than arrangements made on an arm's length basis. See "Relationship Between NSI and Spinco Following the Distribution" beginning on page 26.



Board of Directors of Spinco....    After the Distribution, Spinco is expected
                                    to have an initial board of nine directors, classified into three classes. After their initial term, directors of each class will serve three-year terms. Each person expected to serve on Spinco's initial board of directors is currently a director of NSI and is expected to resign from NSI's board as of the Distribution Date. See "Spinco's
                                    Management" beginning on page 56.



Management of Spinco............    Certain of NSI's current executive officers,
                                    including the current senior management of the lighting equipment and chemicals businesses, will serve as executive officers of Spinco after the Distribution. Each
                                    Spinco executive officer is expected to
                                    resign his position with NSI as of the
                                    Distribution Date. See "Spinco's Management" beginning on page 56.


Debt............................    Prior to the Distribution, Spinco is
                                    expected to assume or refinance all but
                                    approximately $5 million of NSI's total
                                    outstanding debt including all of the
                                    indebtedness under (1) NSI's indenture
                                    relating to the $200 million principal
                                    amount 8.375% Notes due August 1, 2010, and the $160 million principal amount 6% Notes due February 1, 2009, and (2) NSI's $150 million receivables facility. Spinco will also enter into an unsecured credit facility and may establish a commercial paper program that will be supported by the credit facility. The credit facility is expected to contain, among other terms, conditions precedent, covenants, representations and warranties, mandatory and voluntary prepayment provisions and events of default customary for similar facilities. See
                                    "Financing Arrangements for Spinco" on page
                                    31.


Post-Distribution
  Dividend Policies.............    It is anticipated that following the
                                    Distribution, Spinco initially will pay
                                    quarterly cash dividends which, on an annual basis, will equal $.60 per share, and NSI initially will pay quarterly cash dividends which, on an annual basis, will equal $.04 per share. Therefore, the aggregate cash dividends payable by Spinco and NSI after the Distribution, taken together, in respect of (1) shares of NSI common stock held on the Distribution Date and (2) Spinco Shares received in the Distribution will likely be substantially less than the annual rate of the cash dividend currently paid on NSI common stock of $1.32 per share. However, no formal action has been taken with respect to these dividends and the declaration and payment of dividends by Spinco and NSI will be at the sole discretion of their respective boards of directors. See
                                    "Dividend Policies" on page 34.

Certain Anti-takeover
  Effects.......................    Certain provisions of Spinco's certificate
                                    of incorporation and bylaws may have the effect of making the acquisition of control of Spinco in a transaction not approved by Spinco's board of directors more difficult.
                                    The stockholder protection rights agreement that Spinco will enter into in connection with the Distribution also would make such a transaction more difficult. Moreover, certain provisions of the agreement providing for certain tax disaffiliation and other tax-related matters that Spinco will enter into in connection with the Distribution could discourage potential acquisition proposals. See "Risk Factors --
                                    Certain Provisions of Spinco's Certificate of Incorporation, Bylaws and Rights Plan and the Tax Disaffiliation Agreement May
                                    Discourage Takeovers" beginning on page 16 and "Certain Anti-Takeover Provisions of
                                    Spinco's Certificate of Incorporation,
                                    Bylaws and Rights Agreement and Delaware
                                    Law" beginning on page 79.


Risk Factors....................    You should review the risks relating to the
Distribution and Spinco's businesses described in "Risk Factors" beginning on page 8.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This information statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Spinco and NSI base these forward-looking statements on their respective expectations and projections about future events, which Spinco and NSI have derived from the information currently available to them. In addition, from time to time, Spinco or NSI or their representatives may make forward-looking statements orally or in writing. Furthermore, forward-looking statements may be included in Spinco's and NSI's filings with the Securities and Exchange Commission or press releases or oral statements made by or with the approval of one of their executive officers. For each of these forward-looking statements, Spinco and NSI claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to future events or Spinco's or NSI's future performance, including but not limited to:

     - benefits resulting from the spin-off;

     - possible or assumed future results of operations;

     - growth in revenue and earnings; and

     - business and growth strategies.

     You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "could," "will," "should," "likely," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential" or "continue" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including those described under "Risk Factors" beginning on page 8.

     Forward-looking statements are only predictions. The forward-looking events discussed in this information statement and other statements made from time to time by Spinco or NSI or their representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about Spinco and NSI. Except for their ongoing obligations to disclose material information as required by the federal securities laws, Spinco and NSI are not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this information statement and in other statements made from time to time by Spinco or NSI or their representatives might not occur.

                                  RISK FACTORS

     You should carefully consider each of the following risk factors and all of the other information in this information statement. The following risks relate principally to the Distribution and Spinco's businesses. The risks and uncertainties described below are not the only ones Spinco will face. Additional risks and uncertainties not presently known to Spinco or that it currently believes to be immaterial may also adversely affect Spinco's businesses.

     If any of the following risks and uncertainties develops into actual events, the business, financial condition or results of operations of Spinco could be materially adversely affected. If that happens, the trading prices of Spinco Shares could decline significantly.

     The risk factors below contain forward-looking statements regarding the Distribution and Spinco. Actual results could differ materially from those set forth in the forward-looking statements. See "Cautionary Statements Regarding Forward-Looking Statements" on page 7.

RISKS RELATING TO THE DISTRIBUTION

THE DISTRIBUTION WILL CAUSE THE TRADING PRICE OF NSI COMMON STOCK TO DECLINE SIGNIFICANTLY

     Following the Distribution, NSI expects that its common stock will continue to be listed and traded on the New York Stock Exchange under the symbol "NSI." As a result of the Distribution, the trading price of NSI common stock immediately following the Distribution will be substantially lower than the trading price of NSI common stock immediately prior to the Distribution. Following the Distribution, NSI's operations will consist of the textile rental and envelope businesses. These businesses represented approximately 20% of NSI's consolidated assets and revenues as of and for the fiscal year ended August 31, 2000. Further, the combined trading prices of NSI common stock and the Spinco Shares after the Distribution may be less than the trading prices of NSI common stock immediately prior to the Distribution.

SUBSTANTIAL SALES OF NSI COMMON STOCK MAY HAVE AN ADVERSE IMPACT ON THE TRADING PRICE OF THE NSI COMMON STOCK

     After the Distribution, some NSI stockholders may decide that they do not want shares in a company consisting of textile rental and envelope businesses, and may sell their NSI common stock following the Distribution. Additionally, it is expected that NSI will no longer comprise part of the S&P 500 Index. It is expected that some stockholders, including certain mutual funds, will sell their NSI common stock on this basis alone. If NSI stockholders sell large numbers of shares of NSI common stock over a short period of time, or if investors anticipate large sales of NSI common stock over a short period of time, this could adversely affect the trading price of the NSI common stock.

SUBSTANTIAL SALES OF SPINCO SHARES MAY HAVE AN ADVERSE IMPACT ON THE TRADING PRICE OF THE SPINCO SHARES

     Based on the number of shares of NSI common stock outstanding on   , 2001,
NSI will distribute to NSI's stockholders a total of approximately
Spinco Shares.

Under the United States federal securities laws, all of these shares may be resold immediately in the public market, except for Spinco Shares held by affiliates of Spinco. Some of the NSI stockholders who receive Spinco Shares may decide that they do not want shares in a company consisting of lighting equipment and chemicals businesses, and may sell their Spinco Shares following the Distribution. Spinco cannot predict whether stockholders will resell large numbers of Spinco Shares in the public market following the Distribution or how quickly they may resell these Spinco Shares. If Spinco stockholders sell large numbers of Spinco Shares over a short period of time, or if investors anticipate large sales of Spinco Shares over a short period of time, this could adversely affect the trading price of the Spinco Shares.

THERE CAN BE NO ASSURANCE THAT AN ACTIVE TRADING MARKET FOR NSI COMMON STOCK WILL RETURN

     Even though NSI is currently a publicly held company, there can be no assurance as to whether an active trading market for NSI common stock will be maintained after the Distribution or as to the prices at which the NSI common stock will trade. Some NSI stockholders may decide that they do not want shares in a company consisting of textile rental and envelope businesses, and may sell their NSI common stock following the Distribution. Additionally, it is expected that NSI will no longer comprise part of the S&P 500 Index. It is expected that some stockholders, including certain mutual funds, will sell their NSI common stock on this basis alone. These and other factors may delay or hinder the return to an orderly trading market in the NSI common stock following the Distribution. Whether an active trading market for NSI common stock will be maintained after the Distribution and the prices for NSI common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, NSI's results of operations, what investors think of NSI and the textile rental and envelope industries, the amount of dividends that NSI pays, changes in economic conditions in the textile rental and envelope industries and general economic and market conditions. Market fluctuations could have a material adverse impact on the trading price of the NSI common stock.

THERE HAS NOT BEEN ANY PRIOR TRADING MARKET FOR THE SPINCO SHARES


     There is no current trading market for the Spinco Shares, although a when-issued trading market will likely develop prior to completion of the Distribution. The Spinco Shares will be listed on the New York Stock Exchange
under the symbol "       " following completion of the Distribution.


     There can be no assurance as to whether the Spinco Shares will be actively traded or as to the prices at which the Spinco Shares will trade. Although NSI has been a part of the S&P 500 Index, there can be no assurance that Spinco will become a part of the S&P 500 Index. Some of the NSI stockholders who receive Spinco Shares may decide that they do not want shares in a company consisting of lighting equipment and chemicals businesses, and may sell their Spinco Shares following the Distribution. This may delay the development of an orderly trading market in the Spinco Shares for a period of time following the Distribution. Until the Spinco Shares are fully distributed and an orderly market develops, the prices at which the Spinco Shares trade may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue. Prices for Spinco Shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, Spinco's results of operations, what investors think of Spinco and the lighting equipment and chemicals industries, the amount of dividends that Spinco pays, changes in economic conditions in the lighting equipment and chemicals industries and general economic and market conditions. Market fluctuations could have a material adverse impact on the trading price of the Spinco Shares.

FAILURE TO QUALIFY AS A TAX-FREE TRANSACTION COULD RESULT IN SUBSTANTIAL
LIABILITY

     NSI and Spinco intend for the Distribution to be tax-free for U.S. federal income tax purposes. The Distribution is conditioned upon the receipt by each of NSI and Spinco of opinions from each of King & Spalding, counsel to NSI, and Ernst & Young LLP, special tax advisor to NSI, that for U.S. federal income tax purposes the receipt of Spinco Shares by NSI stockholders will be tax-free. Neither NSI nor Spinco has requested an advance ruling from the Internal Revenue Service as to the tax consequences of the Distribution. The opinions of King & Spalding and Ernst & Young LLP are subject to certain assumptions and the accuracy and completeness of certain factual representations and statements made by NSI and Spinco and certain other data, documentation and other materials that each of King & Spalding and Ernst & Young LLP deemed necessary for purposes of their respective opinions. If these assumptions and factual representations were incorrect or incomplete in a material respect, the conclusions set forth in the opinions may not be correct. These opinions represent the views of King & Spalding and Ernst & Young LLP as to the interpretation of existing tax law and accordingly, such opinions are not binding on the Internal Revenue Service or the courts and no assurance can be given that the Internal Revenue Service or the courts will agree with their opinions.

     If the Distribution does not qualify for tax-free treatment, a substantial corporate tax would be payable by the consolidated group of which NSI is the common parent measured by the difference between (1) the aggregate fair market value of the Spinco Shares on the Distribution Date and (2) NSI's adjusted tax basis in the Spinco Shares on the Distribution Date. The corporate level tax would be payable by NSI. However, Spinco has agreed under certain circumstances to indemnify NSI for all or a portion of this tax liability. This indemnification obligation, if triggered, could have a material adverse effect on the results of operations and financial position of Spinco. In addition, under the applicable treasury regulations, each member of NSI's consolidated group (including Spinco) is severally liable for such tax liability.

     Furthermore, if the Distribution does not qualify as tax-free, each NSI stockholder who receives Spinco Shares in the Distribution would be taxed as if he had received a cash dividend equal to the fair market value of his Spinco Shares on the Distribution Date.


     Even if the Distribution qualifies as tax-free, NSI could nevertheless incur a substantial corporate tax liability under Section 355(e) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code" or the "Code"), if NSI or Spinco were to undergo a change in control (whether by acquisition, additional share issuance or otherwise) pursuant to a plan or series of related transactions which include the Distribution. Any transaction which occurs within the four-year period beginning two years prior to the Distribution is presumed to be part of a plan or series of related transactions which includes the Distribution unless NSI establishes otherwise. Under certain circumstances, Spinco would be obligated to indemnify NSI for all or a portion of this substantial corporate tax liability under the tax disaffiliation agreement. This indemnification obligation would have a material adverse effect on the results of operations and financial position of Spinco. NSI stockholders would not recognize gain or loss under Section 355(e) of the Code solely because either NSI or Spinco undergoes a change in control after the Distribution.

CREDITORS OF NSI MAY CHALLENGE THE DISTRIBUTION AS A FRAUDULENT CONVEYANCE

     On   , 2001, the NSI board of directors made a determination that the
Distribution is permissible under applicable dividend and solvency laws. There is no certainty, however, that a court would find the decision of the NSI board to be binding on creditors of NSI and Spinco or that a court would reach the same conclusions as the NSI board in determining whether NSI or Spinco was insolvent at the time of, or after giving effect to, the Distribution. If a court in a lawsuit by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, were to find that at the time NSI effected the Distribution, NSI or Spinco (1) was insolvent; (2) was rendered insolvent by reason of the Distribution; (3) was engaged in a business or transaction for which their respective remaining assets constituted unreasonably small capital; or (4) intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured, such court may be asked to void the Distribution (in whole or in part) as a fraudulent conveyance and require that the stockholders return the Spinco Shares (in whole or in part) to NSI or require Spinco to fund certain liabilities for the benefit of creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, NSI or Spinco would be considered insolvent if the fair value of their respective assets were less than the amount of their respective liabilities or if they incurred debt beyond their ability to repay such debt as it matures.

RISKS RELATING TO SPINCO

SPINCO'S BUSINESSES ARE DEPENDENT ON CYCLICAL INDUSTRIES

     A significant portion of the lighting equipment business's sales are made to customers in the new construction and renovation industries. These industries are cyclical in nature and subject to changes in general economic conditions. In addition, sales of the chemicals business are dependent on the needs of the retail, wholesale and industrial markets for its product line. Economic downturns and the potential declines in construction and demand for specialty chemicals may have a material adverse effect on Spinco's results of operations.

AN INCREASE IN THE PRICE OF RAW MATERIALS OR FINISHED GOODS COULD ADVERSELY AFFECT SPINCO'S OPERATIONS

     Spinco's businesses require certain raw materials for their products, including aluminum, plastics, electrical components, solvents, surfactants, certain grades of steel and glass. Spinco will purchase most of these raw materials on the open market and rely on third parties for the sourcing of finished goods. As such, the cost of products sold may be affected by changes in the market price of the above-mentioned raw materials or sourcing services and finished goods. Spinco does not expect to engage in commodity hedging transactions for raw materials. Significant increases in the prices of Spinco's products due to increases in the cost of raw materials or sourcing could have a negative effect on demand for products and on profitability, as well as a material adverse effect on Spinco's results of operations.

SPINCO'S BUSINESSES COULD SUFFER IN THE EVENT OF A WORK STOPPAGE OR INCREASED ORGANIZED LABOR ACTIVITY

     While Spinco management considers relations with employees to be generally good, there can be no assurance that Spinco will not experience work stoppages, strikes or slowdowns in the future. A prolonged work stoppage, strike or slowdown could have a material adverse effect on Spinco's results of operations. In addition, there can be no assurance that, upon expiration of any of existing collective bargaining agreements, new agreements will be reached without union action or that any new agreement will be on terms satisfactory to Spinco. Moreover, there can be no assurance that Spinco's non-union facilities will not become subject to labor union organizing efforts. If any current non-union facilities were to unionize, Spinco would incur increased risk of work stoppages, and possibly higher labor costs.

THE INDUSTRIES IN WHICH SPINCO WILL OPERATE ARE HIGHLY COMPETITIVE

     The industries in which Spinco will operate are highly competitive. Spinco will compete primarily on the basis of price, brand name recognition, product quality, and customer responsiveness. Main competitors in the lighting equipment industry include Cooper Industries, U.S. Industries and Genlyte Group. Competitors in the chemicals industry include Ecolab, Unilever/Diversey, NCH and SC Johnson.

     Many of these competitors offer products which are substantially identical to those to be offered by Spinco. As a result of competitive pressures, there can be no assurance that Spinco will be able to compete effectively or increase prices in the future. Price increases by Spinco, price reductions by competitors, decisions by Spinco with regard to maintaining profit margins rather than market share, or other competitive or market factors or strategies could adversely affect market share or results of operations. Competition could prevent the institution of price increases or could require price reductions or increased spending on research and development and marketing and sales which could adversely affect results of operations.

ADVERSE ECONOMIC CONDITIONS COULD AFFECT SPINCO'S ABILITY TO SERVICE DEBT

     Spinco's ability to service its indebtedness will depend on its future operating performance, which will be affected by prevailing economic conditions and financial and other factors, certain of which Spinco cannot control. While Spinco believes that future operating cash flow, together with financing arrangements, will be sufficient to finance current operating requirements, Spinco's leverage and debt service requirements may make Spinco more vulnerable to economic downturns. If Spinco could not service its indebtedness, it would be forced to pursue one or more alternative strategies such as reducing its capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital (which may substantially dilute the ownership interest of holders of Spinco Shares). There can be no assurance that Spinco can effect any of these strategies on satisfactory terms, if at all.

SPINCO STOCKHOLDERS MAY EXPERIENCE SIGNIFICANT DILUTION IF FUTURE EQUITY OFFERINGS ARE USED TO FUND OPERATIONS OR ACQUIRE COMPLEMENTARY BUSINESSES OR AS A RESULT OF OPTION EXERCISES

     If future acquisitions are financed through the issuance of equity securities, Spinco stockholders could experience significant dilution. In addition, securities issued in connection with future financing activities or potential acquisitions may have rights and preferences senior to the rights and preferences of the Spinco Shares.

     In connection with the Distribution, Spinco will replace options held by NSI employees who become Spinco employees with options to purchase Spinco Shares. The actual number of shares subject to these options will be determined based on the relative trading prices of the NSI common stock and the Spinco Shares on the Distribution Date. Currently, Spinco anticipates that options to
purchase approximately           Spinco Shares will be outstanding immediately
following the Distribution. The issuance of Spinco Shares upon the exercise of these options will result in dilution to the Spinco stockholders.

SPINCO IS DEPENDENT ON CERTAIN KEY PERSONNEL

     Spinco's success depends to a significant extent on the continued service of certain key management personnel. The loss or interruption of the services of Spinco's senior management personnel or the inability to attract and retain other qualified management, sales, marketing and technical employees could also have an adverse effect on Spinco.

SPINCO HAS NO OPERATING HISTORY AS AN INDEPENDENT PUBLIC COMPANY AND MAY BE UNABLE TO OPERATE PROFITABLY AS A STAND-ALONE COMPANY

     Spinco does not have an operating history as an independent public company. Historically, since the businesses that comprise each of Spinco and NSI have been under one ultimate parent, they have been able to rely, to some degree, on the earnings, assets, and cash flow of each other and former businesses owned by NSI for capital requirements. After the Distribution, Spinco will be able to rely only on the lighting equipment and chemicals businesses for such requirements. While the lighting equipment and chemicals businesses have been profitable segments of NSI, there can be no assurance that, as an independent company, profits will continue at the same level, if at all. Additionally, Spinco's businesses have relied on NSI for various financial, administrative and managerial expertise in conducting their operations. Following the Distribution, Spinco will maintain its own credit and banking relationships and perform its own financial and investor relations functions. While a significant number of key employees of NSI will be employed by Spinco following the Distribution, there can be no assurance that Spinco will be able to put in place successfully the financial, administrative and managerial structure necessary to operate as an independent public company, or that the development of such structure will not require a significant amount of management's time and other resources.

HISTORICAL FINANCIAL INFORMATION MAY BE OF LIMITED RELEVANCE

     The historical financial information included in this information statement does not reflect the results of operations, financial position and cash flows of Spinco in the future and only estimates the results of operations, financial position and cash flows of Spinco had it operated as a separate stand-alone entity during the periods presented. The financial information included herein does not reflect any changes that may occur in the funding and operations of Spinco as a result of the Distribution.

MEMBERS OF SPINCO'S BOARD OF DIRECTORS AND MANAGEMENT MAY HAVE CONFLICTS OF INTEREST AFTER THE DISTRIBUTION BECAUSE OF THEIR OWNERSHIP OF BOTH SPINCO AND NSI COMMON STOCK

     Members of the board of directors and management of Spinco will likely own shares of both Spinco and NSI common stock after the Distribution because of their prior relationship with NSI. This ownership could create, or appear to create, potential conflicts of interest when Spinco's directors and management are faced with decisions that could have different implications for Spinco and NSI. Examples of these types of decisions might include the resolution of disputes arising out of the agreements governing the relationship between NSI and Spinco following the Distribution. Also, the appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public's perception of Spinco following the Distribution.

SPINCO WILL CONDUCT OPERATIONS INTERNATIONALLY, WHICH ENTAILS CERTAIN RISKS AND UNCERTAINTIES

     Spinco will manufacture and assemble products at numerous facilities, some of which are located outside the United States. Spinco will also obtain components and finished goods from suppliers located outside the United States. Changes in local economic or political conditions could affect Spinco's manufacturing, assembly and distribution capabilities and have a material adverse effect on Spinco's business, financial condition and results of operations. Additional risks inherent in Spinco's international business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, changes in local economic or political conditions, longer customer payment cycles, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.

     As a specific example of the foregoing, approximately 28% of Spinco's lighting equipment products are produced in facilities operated in Mexico. Mexico has enacted legislation to promote the use of such manufacturing operations, known as "Maquiladoras," by foreign companies. These operations are authorized to operate as Maquiladoras by the Ministry of Commerce and Industrial Development of Mexico. Maquiladora status allows Spinco to import certain items from the United States into Mexico duty-free, provided that such items, after processing, are re-exported from Mexico within six months. Maquiladora status, which must be renewed every two years, is subject to various restrictions and requirements, including compliance with the terms of the Maquiladora program and other local regulations. Although manufacturing operations in Mexico continue to be less expensive than comparable operations in the United States, in recent years many companies have established Maquiladora operations to take advantage of lower labor costs. Increasing demand for labor, particularly skilled labor and professionals, from new and existing Maquiladora operations has in the past and could in the future result in increased labor costs. Spinco may be required to make additional investments in automating equipment to partially offset increased labor costs. The loss of Maquiladora status, the inability to recruit, hire and retain qualified employees, a significant increase in labor costs, or interruptions in the trade relations between the United States and Mexico could have a material adverse effect on Spinco's results of operations.

SPINCO WILL BE SUBJECT TO FOREIGN CURRENCY RISKS

     Changes in the value of foreign currencies, specifically the Mexican peso and Canadian dollar, relative to the U.S. dollar could result in losses from foreign currency conversion. Spinco does not expect to use derivative products to hedge against foreign currency exchange risk.

THE PAYMENT OF DIVIDENDS BY SPINCO'S BOARD OF DIRECTORS MAY LIMIT GROWTH

     While the payment of dividends is at the discretion of Spinco's board of directors and will be subject to Spinco's financial results, the availability of surplus funds to pay dividends and other restrictions, it is expected that Spinco will initially pay quarterly cash dividends which, on an annual basis, will equal $.60 per share. While no assurance can be given that Spinco will pay dividends at this rate or at all, payment of dividends at this rate may limit Spinco's ability to grow its businesses internally or by acquisitions that may be in its best interest.

COMPLIANCE WITH ENVIRONMENTAL RULES AND REGULATIONS MAY MAKE IT COSTLY TO OPERATE SPINCO'S BUSINESSES, WHICH MAY HARM ITS OPERATING RESULTS

     Spinco's operations will be subject to federal, state, local and foreign laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances and solid and hazardous wastes and to the remediation of contaminated sites. Permits and environmental controls are required for certain of Spinco's operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. Spinco will incur capital and operating costs relating to environmental compliance on an ongoing basis. Environmental laws and regulations have generally become stricter in recent years, and the cost of responding to future changes may be substantial. There can be no assurance that Spinco will not incur significant costs to remediate violations of such laws and regulations, particularly in connection with acquisitions of existing operating facilities, or to comply with changes in, or stricter or different interpretations of, existing laws and regulations. Such costs could have a material adverse effect on Spinco's results of operations.

     Spinco will assume certain environmental liabilities in the Distribution relating to ongoing legal proceedings in connection with state and federal Superfund sites. While Spinco does not believe these claims will result in material liability, there can be no assurance that Spinco will not be required pay a substantial amount of money relating to these claims. Such payment could have a material adverse effect on Spinco's results of operations.

SPINCO MAY INCUR INCREASED EXPENSES IF THE TRANSITION SERVICES AGREEMENT WITH NSI IS TERMINATED

     In connection with the Distribution, Spinco will enter into a transition services agreement with NSI. This agreement will provide that NSI and Spinco will provide each other services in such areas as information management and technology, employee benefits administration, payroll, financial accounting and reporting, claims administration and reporting, legal, and other areas where NSI and Spinco may need transitional assistance and support following the Distribution. The agreement will extend for one year after the Distribution, but may be terminated earlier under certain circumstances, including a default, bankruptcy event, or change in control. If the agreement is terminated, Spinco may be required to obtain such services from a third party. This could be more expensive than the fees which Spinco will be required to pay under the transition services agreement.

CERTAIN PROVISIONS OF SPINCO'S CERTIFICATE OF INCORPORATION, BYLAWS AND RIGHTS PLAN AND THE TAX DISAFFILIATION AGREEMENT MAY DISCOURAGE TAKEOVERS

     Spinco's certificate of incorporation and bylaws contain certain anti-takeover provisions that may make more difficult or expensive or that may discourage a tender offer, change in control or takeover attempt that is opposed by Spinco's board of directors. In particular, Spinco's certificate of incorporation and bylaws:

          (1) classify Spinco's board of directors into three groups, so that stockholders elect only one-third of the board each year;

          (2) permit stockholders to remove directors only for cause and only by the affirmative vote of at least 80% of Spinco's voting shares;

          (3) permit a special stockholders' meeting to be called only by a majority of the board of directors;

          (4) do not permit stockholders to take action except at an annual or special meeting of stockholders;

          (5) require stockholders to give Spinco advance notice to nominate candidates for election to Spinco's board of directors or to make stockholder proposals at a stockholders' meeting;

          (6) permit Spinco's board of directors to issue, without stockholder approval, preferred stock with such terms as the board may determine;

          (7) require the vote of the holders of at least 80% of Spinco's voting shares for stockholder amendments to Spinco's bylaws; and

          (8) require, for the approval of a business combination with stockholders owning 5% or more of Spinco's voting shares, the vote of at least 50% of Spinco's voting shares not owned by such stockholder, unless certain "fair price" requirements are met or the business combination is approved by the continuing directors of Spinco.

     The preferred stock purchase rights attached to the Spinco Shares would, in effect, prevent a person or group from acquiring more than 15% of the total number of Spinco Shares outstanding at any time after the Distribution without approval from Spinco's board of directors. In addition, Delaware law generally restricts mergers and other business combinations between Spinco and any holder of 15% or more of the Spinco Shares, unless the transaction or the 15% acquisition is approved in advance by Spinco's board of directors.

     These provisions of Spinco's certificate of incorporation and bylaws, Delaware law and the preferred stock purchase rights could discourage potential acquisition proposals and could delay or prevent a change in control of Spinco, even though a majority of Spinco's stockholders may consider such proposals, if effected, desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of Spinco's board of directors. Moreover, these provisions could diminish the opportunities for stockholders to participate in certain tender offers, including tender offers at prices above the then-current market value of the Spinco Shares, and may also inhibit increases in the trading price of the Spinco Shares that could result from takeover attempts or speculation.

     In connection with the Distribution, Spinco has agreed to indemnify NSI for all taxes and liabilities incurred as a result of (1) a breach of a representation or covenant given to King & Spalding or Ernst & Young LLP in connection with rendering their tax opinions, which contributes to an Internal Revenue Service determination that the Distribution was not tax-free or (2) Spinco or an affiliate's post-Distribution action or omission contributes to an Internal Revenue Service determination that the Distribution was not tax-free. Unless NSI effectively rebuts the presumption that a change in control transaction involving Spinco or disposition of Spinco occurring within the four-year period beginning two years prior to the Distribution Date is pursuant to the same plan or series of related transactions as the Distribution, the Internal Revenue Service might determine that the Distribution was not tax-free, giving rise to Spinco's indemnification obligation. These provisions of the tax disaffiliation agreement may have the effect of discouraging or preventing an acquisition of Spinco or a disposition of Spinco's businesses, which may in turn depress the market price for the Spinco Shares.

                                THE DISTRIBUTION

INTRODUCTION

     On           , 2001, NSI's board of directors declared a pro rata
distribution payable to the holders of record of outstanding NSI common stock at
the close of business on              , 2001 (the "Record Date") of one share of
common stock (the "Spinco Common Stock") of Spinco, together with an associated preferred stock purchase right (the shares of Spinco Common Stock and the associated preferred stock purchase rights, collectively, the "Spinco Shares"), for every share of NSI common stock outstanding on the Record Date. The
Distribution will be effected at 11:59 p.m., New York City time, on           ,
2001 (the "Distribution Date"). As a result of the Distribution, 100% of the outstanding Spinco Shares will be distributed to NSI stockholders. Immediately following the Distribution, NSI and its subsidiaries will not own any Spinco Shares and Spinco will be an independent public company. The Spinco Shares will be distributed by book entry. Instead of stock certificates, each NSI stockholder that is a record holder of NSI shares will receive a statement of such stockholder's book entry account for the Spinco Shares distributed to such stockholder. Account statements reflecting ownership of the Spinco Shares will be mailed shortly after the Distribution Date. Spinco Shares should be credited to accounts with stockbrokers, banks or nominees of NSI stockholders that are
not record holders on or about           , 2001.

     Spinco was incorporated on June 27, 2001. Spinco's principal executive offices are located at 1420 Peachtree Street, NE, Atlanta, Georgia 30309, and its telephone number is (404) 853-1000.

     Spinco will own and operate the lighting equipment and chemicals businesses of NSI. These businesses represented approximately 80% of NSI's consolidated assets and revenues as of and for the fiscal year ended August 31, 2000. Following the Distribution, NSI's operations will consist of the textile rental and envelope businesses.

REASONS FOR THE DISTRIBUTION

     The board of directors and management of NSI believe that the Distribution is in the best interests of NSI, Spinco and NSI stockholders. NSI believes that the Distribution will enhance value for NSI stockholders and give Spinco the financial and operational flexibility to take advantage of significant growth opportunities in the lighting equipment and chemicals businesses. NSI's board of directors and management believe that the Distribution will enhance the ability of each of Spinco and NSI to focus on strategic initiatives and new business opportunities, improve cost structures and operating efficiencies and design equity-based compensation programs targeted to its own performance. In addition, NSI's board of directors expects that the transition to an independent company will heighten Spinco management's focus, provide Spinco with greater access to capital, and allow the investment community to measure Spinco's performance relative to its peers. The lighting equipment and chemicals businesses also have some important traits in common that make these businesses distinct from NSI's other operations with respect to markets, products, capital needs and plans for growth. For instance, both businesses sell primarily to commercial and industrial customers through commissioned agents and both have a small but growing portion of retail sales.

     The Distribution will give Spinco direct access to capital markets. As part of NSI, the lighting equipment and chemicals businesses competed with NSI's other core business groups for capital to finance expansion and growth opportunities. As a separate entity, Spinco will be free of NSI's capital structure restrictions and should be in a better position to fund the implementation of its business strategy. The Distribution will also enable Spinco to provide its management and employees incentive compensation in the form of equity ownership in Spinco, enhancing Spinco's ability to attract, retain and motivate key employees.

     The separation will also enable new NSI management to concentrate attention on the remaining NSI businesses. NSI's board strongly believes that these businesses may be managed more effectively and positioned for future growth if new management is able to focus on the textile rental and envelope businesses. In addition to focusing on existing businesses, new NSI management may also consider further diversification into other businesses.

MANNER OF EFFECTING THE DISTRIBUTION

     The general terms and conditions relating to the Distribution will be set forth in an Agreement and Plan of Distribution (the "distribution agreement") between NSI and Spinco. See "Relationship between NSI and Spinco Following the Distribution -- Distribution Agreement" on page 26.


     The Distribution will be made on the basis of one Spinco Share for every share of NSI common stock outstanding on the Record Date. The actual total number of Spinco Shares to be distributed will depend on the number of NSI shares outstanding on the Record Date. Based upon the number of NSI shares
outstanding on          , 2001, approximately          Spinco Shares will be
distributed to NSI stockholders. The Spinco Shares to be distributed will constitute 100% of the outstanding Spinco Shares. Immediately following the Distribution, NSI and its subsidiaries will not own any Spinco Shares and Spinco will be an independent public company. The employee benefits agreement provides that at the time of the Distribution NSI stock options held by Spinco employees will generally be converted to, and replaced by, Spinco stock options in accordance with a conversion ratio. Each employee holding NSI restricted stock (all of which is unvested) will receive a dividend of one Spinco Share (subject to the same restrictions as the NSI restricted stock) for each NSI share held. See "Relationship Between NSI and Spinco Following the Distribution -- Employee Benefits Agreement" beginning on page 27. The Spinco Shares will be fully paid and non-assessable and the holders thereof will not be entitled to preemptive rights. See "Description of Spinco's Capital Stock" beginning on page 76.


     NSI will use a book entry system to distribute the Spinco Shares in the Distribution. Following the Distribution, each record holder of NSI stock on the Record Date will receive from the Distribution Agent a statement of the Spinco Shares credited to the stockholder's account. If you are not a record holder of NSI stock because your shares are held on your behalf by your stockbroker or other nominee, your Spinco shares should be credited to your account with your
stockbroker or nominee on or about          , 2001. After the Distribution,
stockholders may request stock certificates from Spinco's transfer agent instead of participating in the book entry system.

     Fractional Spinco Shares will be issued. If you own a fractional share of NSI common stock as of the Record Date, you will receive a corresponding fractional Spinco Share in the Distribution.

     No NSI stockholder will be required to pay any cash or other consideration for the Spinco Shares received in the Distribution, or to surrender or exchange NSI shares in order to receive Spinco Shares. The Distribution will not affect the number of, or the rights attaching to, outstanding NSI shares. No vote of NSI stockholders is required or sought in connection with the Distribution, and NSI stockholders will have no appraisal rights in connection with the Distribution.

     In order to receive Spinco Shares in the Distribution, NSI stockholders must be stockholders at the close of business on the Record Date.

RESULTS OF THE DISTRIBUTION

     After the Distribution, Spinco will be a separate public company operating the lighting equipment and chemicals businesses. Immediately after the
Distribution, Spinco expects to have approximately          holders of record of
Spinco Shares and approximately          Spinco Shares outstanding, based on the
number of stockholders of record and outstanding NSI shares on          , 2001
and the distribution ratio of one Spinco Share for every NSI share. The employee benefits agreement provides that at the time of the Distribution NSI stock options held by Spinco employees will generally be converted to, and replaced by, Spinco stock options in accordance with a conversion ratio. Each employee holding NSI restricted stock (all of which is unvested) will receive a dividend of one Spinco Share (subject to the same restrictions as the NSI restricted stock) for each NSI share held. See "Relationship Between NSI and Spinco Following the Distribution -- Employee Benefits Agreement" beginning on page 27. The actual number of Spinco Shares to be distributed will be determined as of the Record Date. The Distribution will not affect the number of outstanding NSI shares or any rights of NSI stockholders.

LISTING AND TRADING OF THE SPINCO SHARES

     You should consult with your own financial advisors, such as your stockbroker, bank or tax advisor. NSI does not make recommendations on the purchase, retention or sale of shares of NSI common stock or Spinco Shares.

     If you do decide to sell any shares, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your NSI common stock or your Spinco Shares, or both. The following information may be helpful in discussions with your stockbroker, bank or other nominee.

     There is not currently a public market for the Spinco Shares, although a when-issued market will likely develop prior to completion of the Distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but is not yet issued or available. Even though when-issued trading will likely develop, none of these trades would settle prior to the effective date of the Distribution, and if the Distribution does not occur, all when-issued trading will be null and void. On the first trading day following the date of the Distribution, when-issued trading in respect of Spinco Shares will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. The Spinco Shares will be listed on the New York Stock Exchange under the symbol " ."


     NSI's common stock may also trade on a when-issued basis on the New York Stock Exchange, reflecting an assumed post-Distribution value for NSI common stock. When-issued trading in NSI common stock, if available, could last from on or about the record date through the effective date of the Distribution. If when-issued trading in NSI common stock is available, NSI stockholders may trade their existing NSI common stock prior to the effective date of the Distribution in either the when-issued market or in the regular market for NSI common stock. If a stockholder trades in the when-issued market, he will have no obligation to transfer to a purchaser of NSI common stock the Spinco Shares such stockholder receives in the Distribution. If a stockholder trades in the regular market, the shares of NSI common stock traded will be accompanied by due bills representing the Spinco Shares to be distributed in the Distribution. If when-issued trading in NSI common stock is not available, neither the NSI common stock nor the due bills may be purchased or sold separately during the period from the record date through the effective date of the distribution.

     If a when-issued market for NSI common stock develops, an additional listing for NSI common stock will appear on the New York Stock Exchange. Differences will likely exist between the combined value of when-issued Spinco Shares plus when-issued NSI common stock and the price of NSI common stock during this period.

     Sales of NSI common stock with the right to receive Spinco Shares should generally settle in the customary three business day settlement period. Sales of NSI common stock without the right to receive the Spinco Shares and sales of Spinco Shares without the right to receive NSI common stock are expected to settle four business days following the date account statements for the Spinco Shares are mailed. You should check with your stockbroker, bank or other nominee for details.

     The Spinco Shares distributed to NSI stockholders will be freely transferable, except for Spinco Shares received by persons who may be deemed to be "affiliates" of Spinco under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of Spinco after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, Spinco and may include certain directors, officers and significant stockholders of Spinco. Persons who are affiliates of Spinco will be permitted to sell their Spinco Shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act and the provisions of Rule 144 thereunder. It is believed that persons who may be deemed to be affiliates of
Spinco after the Distribution will beneficially own approximately        Spinco
Shares, or approximately        % of the outstanding Spinco Shares.

     There can be no assurance as to whether the Spinco Shares will be actively traded or as to the prices at which the Spinco Shares will trade. Although NSI has been a part of the S&P 500 Index, there can be no assurance that Spinco will become a part of the S&P 500 Index. Some of the NSI stockholders who receive Spinco Shares may decide that they do not want shares in a company consisting of lighting equipment and chemicals businesses, and may sell their Spinco Shares following the Distribution. This may delay the development of an orderly trading market in the Spinco Shares for a period of time following the Distribution. Until the Spinco Shares are fully distributed and an orderly market develops, the prices at which the Spinco Shares trade may fluctuate significantly and may be lower than the price that would be expected for a fully distributed issue. Prices for Spinco Shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, Spinco's results of operations, what investors think of Spinco and the lighting equipment and chemicals industries, the amount of dividends that Spinco pays, changes in economic conditions in the lighting equipment and chemicals industries and general economic and market conditions.

     Following the Distribution, NSI expects that its common stock will continue to be listed and traded on the New York Stock Exchange under the symbol "NSI." As a result of the Distribution, the trading price of NSI common stock immediately following the Distribution will be substantially lower than the trading price of NSI common stock immediately prior to the Distribution. Following the Distribution, NSI's operations will consist of the textile rental and envelope businesses. These businesses represented approximately 20% of NSI's consolidated assets and revenues as of and for the fiscal year ended August 31, 2000. Further, the combined trading prices of NSI common stock and the Spinco Shares after the Distribution may be less than the trading prices of NSI common stock immediately prior to the Distribution.

     Even though NSI is currently a publicly held company, there can be no assurance as to whether an active trading market for NSI common stock will be maintained after the Distribution or as to the prices at which the NSI common stock will trade. Some NSI stockholders may decide that they do not want shares in a company consisting of textile rental and envelope businesses, and may sell their NSI common stock following the Distribution. Additionally, it is expected that NSI will no longer comprise part of the S&P 500 Index. It is expected that some stockholders, including certain mutual funds, will sell their NSI common stock on this basis alone. These and other factors may delay or hinder the return to an orderly trading market in the NSI common stock following the Distribution. Whether an active trading market for NSI common stock will be maintained after the Distribution and the prices for NSI common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, NSI's results of operations, what investors think of NSI and the textile rental and envelope industries, the amount of dividends that NSI pays, changes in economic conditions in the textile rental and envelope industries and general economic and market conditions.

     In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations could have a material adverse impact on the trading price of the Spinco Shares and/or NSI common stock.

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     The following discussion summarizes the material U.S. federal income tax consequences resulting from the Distribution. This discussion is based upon the U.S. federal income tax laws and regulations now in effect and as currently interpreted and does not take into account possible changes in such tax laws or such interpretations, any of which may be applied retroactively.

     The following summary is for general information only and may not be applicable to stockholders who received their shares of NSI stock pursuant to an employee benefit plan or who are not citizens or residents of the United States or who are otherwise subject to special treatment under the Code. Each stockholder's individual circumstances may affect the tax consequences of the Distribution to such stockholder. In addition, no information is provided with respect to tax consequences under any applicable foreign, state or local laws. Consequently, each NSI stockholder is advised to consult his own tax advisor as to the specific tax consequences of the Distribution and the effect of possible changes in tax laws.

     Neither NSI nor Spinco has requested an advance ruling from the Internal Revenue Service as to the tax consequences of the Distribution.

GENERAL

     NSI and Spinco intend for the Distribution to be tax-free for U.S. federal income tax purposes. The Distribution is conditioned upon the receipt by each of NSI and Spinco of opinions from each of King & Spalding, counsel to NSI, and Ernst & Young LLP, special tax advisor to NSI, that for U.S. federal income tax purposes (assuming that NSI common stock is a capital asset in the hands of an NSI stockholder):

     - Neither NSI nor Spinco will recognize any gain or loss on the distribution of Spinco Shares to NSI stockholders.

     - An NSI stockholder will not recognize any income, gain or loss as a result of the receipt of Spinco Shares in the Distribution.

     - An NSI stockholder's holding period for the Spinco Shares received in the Distribution will include the holding period for which that stockholder's NSI shares were held.

     - An NSI stockholder's aggregate tax basis for his NSI shares and Spinco Shares immediately after the Distribution will equal the aggregate tax basis of that stockholder's NSI shares immediately before the Distribution, with such aggregate basis being allocated between the NSI shares and Spinco Shares in proportion to their respective fair market values at the time of the Distribution.

     - An NSI stockholder will not recognize any income, gain or loss as a result of the receipt of the preferred stock purchase rights which are attached to Spinco Common Stock in the Distribution, and the receipt of such rights will have no effect on a stockholder's basis or holding period in the Spinco Shares or the NSI shares.

     The opinions of King & Spalding and Ernst & Young LLP are subject to certain assumptions and the accuracy and completeness of certain factual representations and statements made by NSI and Spinco and certain other data, documentation and other materials that each of King & Spalding and Ernst & Young LLP deemed necessary for purposes of their respective opinions. These opinions represent the views of King & Spalding and Ernst & Young LLP as to the interpretation of existing tax law and, accordingly, such opinions are not binding on the Internal Revenue Service or the courts and no assurance can be given that the Internal Revenue Service or the courts will agree with their opinions.

     If the Distribution does not qualify as a tax-free distribution under
Section 355 of the Code, (i) the corporate-level tax would be based upon the excess of the fair market value of the Spinco Shares on the Distribution Date, over NSI's adjusted tax basis for such shares on such date, and (ii) each NSI stockholder who receives Spinco Shares in the Distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares on the Distribution Date, taxed first as a dividend to the extent of such holder's pro rata share of NSI's current and accumulated earnings and profits (as increased to reflect any NSI gain on a taxable distribution as discussed above), and then as a nontaxable return of capital to the extent of such holder's tax basis in the shares of NSI stock, with any remaining amount being taxed as capital gain (provided that the NSI shares were held by the stockholder as a capital asset on the Distribution
Date). Stockholders which are corporations may be subject to additional special provisions dealing with taxable distributions, such as the dividends received deduction and the extraordinary dividend rules.


     In addition, under Section 355(e) of the Code, even if the Distribution qualifies as tax-free, the Distribution could nevertheless become taxable to NSI (but not NSI stockholders) if NSI or Spinco were to undergo a change in control pursuant to a plan or a series of related transactions which include the Distribution. Any transaction which occurs within the four-year period beginning two years prior to the Distribution is presumed to be part of a plan or a series of related transactions which include the Distribution unless NSI establishes otherwise. In this context, a change in control generally means a shift in 50% or more of the ownership of either NSI or Spinco. Examples of such a change in control could include an acquisition (including acquisitions which are neither planned nor accepted by the board of the company being acquired), the issuance of a significant amount of additional shares, and certain redemptions.


INDEMNIFICATION

     Spinco would be obligated to indemnify NSI under the tax disaffiliation agreement for the full amount of any liability of NSI incurred as a result of
(1) a breach of a representation made to King & Spalding or Ernst & Young LLP in connection with rendering their respective tax opinions, which breach contributes to an Internal Revenue Service determination that the Distribution was not tax-free, or (2) Spinco or an affiliate's post-Distribution action or omission contributes to an Internal Revenue Service determination that the Distribution was not tax-free. NSI will indemnify Spinco for all taxes and liabilities incurred solely because NSI or an affiliate's post-Distribution action or omission contributes to an Internal Revenue Service determination that the Distribution was not tax-free. If the Internal Revenue Service determines that the Distribution was not tax-free for any other reason, NSI and Spinco will indemnify each other against all taxes and liabilities pro rata based on relative post-closing market capitalization values. If triggered, Spinco's indemnification obligation would have a material adverse effect on the results of operations and financial position of Spinco.

     Spinco will indemnify NSI against any taxes resulting from any internal realignment undertaken to facilitate the Distribution on or before the Distribution Date.

     For a description of the agreement pursuant to which NSI and Spinco have provided for certain tax disaffiliation and other tax-related matters, see "Relationship Between NSI and Spinco Following the Distribution -- Tax Disaffiliation Agreement" on page 27.

INFORMATION REPORTING

     Current Treasury regulations require each NSI stockholder who receives Spinco Shares pursuant to the Distribution to attach to his federal income tax return for the year in which the Distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the Distribution. NSI will provide appropriate information to each holder of record of NSI common stock as of the Record Date.

REASONS FOR FURNISHING THIS DOCUMENT

     This document is being furnished solely to provide information to NSI stockholders who will receive Spinco Shares in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of NSI or Spinco. Neither NSI nor Spinco will update the information contained in this document except in the normal course of their respective public disclosure practices. However, this document will be amended if there is any material change in the terms of the Distribution.

                      RELATIONSHIP BETWEEN NSI AND SPINCO
                           FOLLOWING THE DISTRIBUTION


     For purposes of governing certain of the ongoing relationships between NSI and Spinco after the Distribution and to provide for an orderly transition to the status of two independent companies, NSI and Spinco have entered or will enter into the agreements described in this section. The forms of agreements summarized in this section are, or will be, included as exhibits to the Registration Statement on Form 10 (including any amendments thereto, the "Registration Statement") that Spinco has filed with the Securities and Exchange Commission (the "Commission") which relates to this information statement, and the following summaries are qualified in their entirety by reference to the agreements as filed. See "Additional Information" on page 89.


DISTRIBUTION AGREEMENT

     On the Distribution Date, NSI and Spinco will enter into the distribution agreement, which will provide for, among other things, the principal corporate transactions required to effect the Distribution and certain other agreements relating to the continuing relationship between Spinco and NSI after the Distribution.

     The distribution agreement will provide that on or prior to the Distribution Date, Spinco will have issued to NSI a number of Spinco Shares equal to the total number of shares of NSI common stock outstanding on the Distribution Date. NSI will effect the Distribution by delivering a certificate representing 100% of the Spinco Shares to the Distribution Agent.

     NSI currently indirectly owns through its subsidiaries the assets which will comprise Spinco's businesses. Under the distribution agreement, NSI's subsidiaries will transfer ownership of these subsidiaries and assets to Spinco, and Spinco will assume certain obligations related to these subsidiaries and assets so that the assets, liabilities and operations associated with the lighting equipment and chemicals businesses will be owned by Spinco and its subsidiaries.

     Under the distribution agreement and effective as of the Distribution Date, Spinco will assume, and will agree to indemnify NSI against, all liabilities, litigation and claims, including related insurance costs, arising out of Spinco's businesses (including discontinued or sold lighting equipment and chemicals businesses), and NSI will retain, and will agree to indemnify Spinco against, all other liabilities, litigation and claims, including related insurance costs. The foregoing obligations will not entitle an indemnified party to recovery to the extent any such liability is covered by proceeds received by such party from any third party insurance policy.

     Under the distribution agreement for a two-year period beginning on the Distribution Date, except in limited circumstances, Spinco will not solicit or recruit any NSI employee without NSI's prior written consent, and, likewise, NSI will not solicit or recruit any Spinco employee without Spinco's prior written consent.

     The distribution agreement will also provide that each of NSI and Spinco shall be granted access to certain records and information in the possession of the other, and will require the retention by each of NSI and Spinco for a period of six years following the Distribution Date of all such information in its possession.

TRANSITION SERVICES AGREEMENT


     On the Distribution Date, Spinco will have entered into a transition services agreement with NSI. This agreement will provide that NSI and Spinco will provide each other services in such areas as information management and technology, employee benefits administration, payroll, financial accounting and reporting, claims administration and reporting, legal, and other areas where NSI and Spinco may need transitional assistance and support. The transition services agreement will provide generally that each of Spinco and NSI will undertake to provide substantially the same level of service and use substantially the same degree of care as their respective personnel provided and used in providing such services prior to the execution of the agreement. The agreement will extend for a one year term, but may be terminated earlier under certain circumstances, including a default, bankruptcy event, or change in control. Spinco believes that the terms and conditions of the transition services agreement are as favorable to Spinco as those available from unrelated parties for a comparable arrangement.


LEASE AGREEMENT


     On the Distribution Date, Spinco and NSI will have entered into a lease agreement pursuant to which NSI will lease to Spinco a portion of NSI's corporate headquarters, which will be owned by NSI. The term of the lease is 12
months, and the monthly rent is $       .


TAX DISAFFILIATION AGREEMENT

     NSI and Spinco will enter into a tax disaffiliation agreement on the Distribution Date which sets out each party's rights and obligations with respect to deficiencies and refunds, if any, of federal, state, local or foreign taxes for periods before and after the Distribution and related matters such as the filing of tax returns and the conduct of Internal Revenue Service and other audits. Under the tax disaffiliation agreement, Spinco will indemnify NSI for all taxes and liabilities incurred as a result of (1) a breach of a representation made to King & Spalding or Ernst & Young LLP in connection with rendering their respective tax opinions, which breach contributes to an Internal Revenue Service determination that the Distribution was not tax-free or (2) Spinco or an affiliate's post-Distribution action or omission contributes to an Internal Revenue Service determination that the Distribution was not tax-free. NSI will indemnify Spinco for all taxes and liabilities incurred solely because NSI or an affiliate's post-Distribution action or omission contributes to an Internal Revenue Service determination that the Distribution was not tax-free. If the Internal Revenue Service determines that the Distribution was not tax-free for any other reason, NSI and Spinco will indemnify each other against all taxes and liabilities pro rata based on relative post-closing market capitalization values.

     Spinco will indemnify NSI against any taxes resulting from any internal realignment undertaken to facilitate the Distribution on or before the Distribution Date.

EMPLOYEE BENEFITS AGREEMENT

     GENERAL. Spinco will enter into an employee benefits agreement with NSI on the Distribution Date that will provide for the transition of employee plans and programs sponsored by NSI for employees of the lighting equipment and chemicals businesses and the employees of the corporate office hired by Spinco. This agreement will allocate responsibility for certain employee benefits matters and liabilities after the Distribution Date. Spinco will also generally assume the liabilities for benefits for retirees and other former employees of the lighting equipment and chemicals businesses and the corporate office. Under the employee benefits agreement, Spinco will become liable for providing specified welfare and retirement benefits to its employees after the Distribution Date, which will generally be similar to the benefits currently provided to such employees by NSI and its subsidiaries. In some cases, Spinco will adopt and assume the separate plans currently maintained by NSI for employees of the lighting equipment and chemicals businesses and the corporate office, and in others, Spinco will adopt new plans that will be similar to the plans maintained by NSI. Except as specifically provided in the employee benefits agreement, nothing in that agreement will restrict Spinco's or NSI's ability to amend or terminate any of their respective employee benefit plans.



     STOCK OPTIONS AND RESTRICTED STOCK. The employee benefits agreement provides that, at the time of the Distribution, NSI stock options held by Spinco employees will generally be converted to, and replaced by, Spinco stock options in accordance with a conversion ratio. This conversion ratio will be determined at the time of the Distribution and will generally equal (a) the closing price of NSI's common stock on the New York Stock Exchange on the Distribution Date (without giving effect to the Distribution), divided by (b) the closing price of a Spinco Share on the Distribution Date (trading on a when-issued basis). As part of the conversion, Spinco will multiply the number of shares purchasable under each converted stock option by this conversion ratio and divide the exercise price per share of each option by the ratio. Fractional shares will be rounded down to the nearest whole number of shares. The other terms of the converted stock options will generally remain the same as those in effect immediately prior to the Distribution. With respect to options held by Spinco employees in some foreign countries, if the above conversion method is not permitted or desirable under the foreign tax, securities or other laws, a different approach may be used. Each employee holding outstanding shares of NSI restricted stock (all of which is unvested) will receive a dividend of one Spinco Share for each NSI share held. Any Spinco Shares received as a dividend on NSI restricted stock will be subject to the same restrictions and terms, including the vesting schedule, as the NSI restricted stock and will be registered in the name of such employee on the books of Spinco's transfer agent. Each Spinco employee who has a performance-based restricted stock award of NSI that has not reached a vesting start date will not receive the dividend, and will receive a replacement performance-based restricted stock award of Spinco, adjusted to reflect the Distribution.



     LONG-TERM INCENTIVE AWARDS. Under NSI's long-term incentive plan, with respect to awards for the long-term incentive performance period that began September 1, 1999, and will end August 31, 2002, the performance period was terminated for corporate office employees on August 31, 2001 and NSI will be responsible for determining the extent to which the established performance criteria have been met at such date. NSI will be obligated to make any payments under the plan to all qualifying participants, including Spinco employees. For awards held by Spinco employees other than corporate office employees, such awards will be assumed by Spinco and will be paid, to the extent earned, at the end of the performance period (with such adjustments to the performance measures as Spinco deems appropriate).

     DEFERRED COMPENSATION PLANS. The employee benefits agreement provides that at the time of the Distribution, Spinco will establish deferred compensation plans for its employees which will be substantially similar to NSI's deferred compensation plans as in effect at such time. The accounts and benefits of current and former employees of the lighting equipment and chemicals businesses and the corporate office (other than corporate office employees employed by NSI after the Distribution Date) will be transferred to the new plans. In some cases, assets that were held by NSI to help fund its obligations under the deferred compensation plans will be transferred to Spinco to help fund the obligations it is assuming.

     PENSION PLANS. Effective as of the Distribution Date, Spinco will adopt and assume all liabilities with respect to NSI's current separate defined benefit pension plans that cover employees and former employees of the lighting equipment and chemicals businesses and NSI's plan that covers employees and former employees of the corporate office (other than corporate office employees employed by NSI after the Distribution Date) ("Transferred Pension Plans"). As soon as practical after the Distribution Date, all of the assets associated with the Transferred Pension Plans will be transferred from the NSI's Defined Benefit Plans Master Trust to the Spinco Defined Benefit Plans Master Trust in accordance with the employee benefits agreement.

     401(K) PLANS. Effective as of the Distribution Date, Spinco will adopt and assume all liabilities with respect to NSI's separate 401(k) plans that cover employees and former employees of the lighting equipment and chemicals businesses and NSI's plan that covers employees and former employees of the corporate office (other than corporate office employees employed by NSI after the Distribution Date) ("Transferred 401(k) Plans"). During a transition period, an NSI stock account and a Spinco stock account will be maintained under the 401(k) plans remaining with NSI and under the Transferred 401(k) Plans to hold shares of NSI common stock and Spinco Shares distributed with respect to such NSI common stock. Employees of one company will not be allowed to add to their stock accounts of the other company through new contributions or balance transfers. At the time of the Distribution, all of the assets associated with the Transferred 401(k) Plans will be transferred from the NSI's Defined Contribution Plans Master Trust to the Spinco Defined Contribution Plans Master Trust.

     HEALTH AND WELFARE PLANS. Spinco will assume all liabilities and responsibilities for providing health and welfare benefits to its active employees. As of the Distribution Date, Spinco intends to establish health and welfare plans that are substantially similar to NSI's plans as in effect at such time. During a transition period after the Distribution, Spinco will administer some of its plans in conjunction with the respective NSI plans and provide reimbursement to NSI for any costs or expenses it incurs in connection with such administration. For those benefits that are provided through insurance, NSI will take steps to have each insurance carrier agree to allow Spinco's employees to continue to be covered by NSI policies or through separate contracts on substantially the same basis during the transition period.

     EMPLOYEE STOCK PURCHASE PLAN. On or shortly after the Distribution Date, Spinco expects to adopt an employee stock purchase plan that is substantially similar to NSI's current employee stock purchase plan. The plan will generally permit eligible employees of Spinco to periodically purchase Spinco Shares at a discount and will be structured to satisfy the requirements of Section 423 of the Internal Revenue Code.

LITIGATION AGAINST NSI

     Various legal claims, including product liability claims, are pending or may be instituted against NSI or its various operating subsidiaries. Because Spinco and its subsidiaries are separate corporations, Spinco's management believes the risk that Spinco's assets could be subject to these claims and liabilities (except for those claims and liabilities expressly assumed in the distribution agreement) is remote.

                       FINANCING ARRANGEMENTS FOR SPINCO

     Based upon the relative financial conditions, results of operations, historical transactions and prospects of Spinco and NSI, NSI determined that all but approximately $5 million of NSI's total outstanding debt would be assumed by Spinco or refinanced by new borrowings of Spinco as part of the Distribution.


     NSI and Spinco expect that Spinco and its lighting equipment subsidiary will assume all of NSI's rights and obligations under the Indenture, dated as of January 26, 1999, relating to the $200 million principal amount 8.375% Notes due August 1, 2010, and the $160 million principal amount 6% Notes due February 1, 2009, through the execution of a supplemental indenture prior to the effective date of the Distribution. Upon the execution of the supplemental indenture, Spinco and its lighting equipment subsidiary will become the obligors of the Notes, and NSI, effective upon the completion of the Distribution, will be relieved of all obligations and covenants with respect to the Notes and the Indenture.


     In May 2001, NSI entered into a $150 million credit facility under which borrowings are secured by certain accounts receivable of the lighting equipment and chemicals businesses (the "Receivables Facility"). The Receivables Facility permits NSI to borrow amounts from time to time against its then outstanding accounts receivable. As of May 31, 2001, NSI had $118.9 million in outstanding borrowings under the Receivables Facility. Effective on the Distribution Date, Spinco will assume all of NSI's borrowings and other obligations under the Receivables Facility. Spinco expects to maintain the Receivables Facility and to continue to finance its receivables with borrowings under the facility.

     Prior to the Distribution, Spinco expects to enter into an unsecured credit facility with a syndicate of banks. The credit facility is expected to contain, among other terms, conditions precedent, covenants, representations and warranties, mandatory and voluntary prepayment provisions and events of default customary for facilities of this type. Spinco may also establish prior to the Distribution a commercial paper program that will be supported by the credit facility. Spinco will obtain funds for working capital and other general corporate purposes through borrowings under the credit facility, the issuance of commercial paper or a combination thereof.

                HISTORICAL AND PRO FORMA COMBINED CAPITALIZATION

     The following table sets forth Spinco's combined capitalization as of May 31, 2001, on a historical and pro forma basis, to give effect to the Distribution as if it had occurred on May 31, 2001. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the "Combined Financial Statements" and the notes thereto, and the "Pro Forma Financial Information" and discussion thereof, included elsewhere in this information statement. The pro forma information may not necessarily reflect the debt and capitalization of Spinco in the future or as it would have been had Spinco been a separate, independent company at May 31, 2001, or had the Distribution actually been effected on that date.

     Based upon the relative financial conditions, results of operations, historical transactions and prospects of Spinco and NSI, NSI determined that all but approximately $5 million of NSI's total outstanding debt would be assumed by Spinco or refinanced by new borrowings of Spinco as part of the Distribution. Spinco intends to take the necessary actions to effect the transfer of these obligations to Spinco under the same terms existing with NSI; however, Spinco does not have the ability to unilaterally effect the transfer in all cases. In the event that any of NSI's creditors do not accept this transfer, Spinco would be required to refinance the related borrowings. In addition, Spinco may enter into a new unsecured credit facility to potentially support a commercial paper program, as NSI's existing credit facilities supporting its commercial paper program will expire upon the completion of the Distribution. Spinco believes that the terms of the debt which will ultimately be outstanding at Spinco will not differ materially from the terms of NSI's debt currently outstanding.

                                                            (UNAUDITED)
                                               HISTORICAL   ADJUSTMENTS   PRO FORMA
                                               ----------   -----------   ----------
                                                          (IN THOUSANDS)
DEBT:
Commercial paper.............................  $  115,665    $      --    $  115,665
6% notes due February 2009...................     159,680           --       159,680
8.375% notes due August 2010.................     199,775           --       199,775
Short-term secured borrowings................     118,900           --       118,900
Other notes..................................      43,537           --        43,537
                                               ----------    ---------    ----------
  Total debt.................................     637,557           --       637,557
                                               ----------    ---------    ----------
EQUITY:
NSI equity investment........................     432,496     (432,496)           --
Common stock, $.01 par value, 500,000,000
  shares authorized, none issued and
  outstanding (historical) and 41,188,504
  issued and outstanding (pro forma), and
  paid-in capital(1).........................          --      432,496       432,496
Preferred stock, $.01 par value, 50,000,000
  shares authorized, none issued and
  outstanding (historical) and none issued
  and outstanding (pro forma)................          --           --            --
Accumulated other comprehensive income.......     (13,628)          --       (13,628)
                                               ----------    ---------    ----------
  Total equity...............................     418,868           --       418,868
                                               ----------    ---------    ----------
  Total capitalization.......................  $1,056,425    $      --    $1,056,425
                                               ==========    =========    ==========


-------------------------

(1) The NSI equity investment will be classified as common stock and paid-in capital at the time of the Distribution.

                               DIVIDEND POLICIES

     After the Distribution, Spinco intends to pay quarterly dividends on its common stock at an initial annual rate of $.60 per share. The declaration and payment of dividends will be at the discretion of Spinco's board of directors and will be subject to Spinco's financial results and the availability of surplus funds to pay dividends. Delaware law prohibits Spinco from paying dividends or otherwise distributing funds to its stockholders, except out of legally available surplus. The amount of Spinco's future dividends will depend on Spinco's ongoing financial condition, capital requirements, results of operations, future business prospects and other factors the Spinco board of directors may deem relevant. Spinco also may be restricted in the payment of dividends by the terms of its credit facilities. There can be no assurance that Spinco will continue to pay dividends on its common stock at the expected initial annual rate of $.60 per share. See "Risk Factors -- The Payment of Dividends by Spinco's Board of Directors May Limit Growth" on page 15.

     After the Distribution, NSI intends to pay quarterly dividends on its common stock at an initial annual rate of $.04 per share. The declaration and payment of dividends are at the discretion of NSI's board of directors and are subject to NSI's financial results and the availability of surplus funds to pay dividends. Delaware law prohibits NSI from paying dividends or otherwise distributing funds to its stockholders, except out of legally available surplus. The amount of NSI's future dividends will depend on NSI's ongoing financial condition, capital requirements, results of operations, future business prospects and other factors the NSI board of directors may deem relevant. NSI also may be restricted in the payment of dividends by the terms of its credit facilities. There can be no assurance that NSI will continue to pay dividends on its common stock at the expected initial annual rate of $.04 per share.

     Although no formal action has been taken with respect to dividend policy of NSI or Spinco after the Distribution, it is anticipated that the aggregate cash dividends payable by Spinco and NSI after the Distribution, taken together, in respect of (1) shares of NSI common stock held on the distribution date and (2) shares of Spinco common stock received in the Distribution will be substantially less than the annual rate of the cash dividend currently paid on NSI common stock of $1.32 per share.

                        PRO FORMA FINANCIAL INFORMATION


     On June 28, 2001, the board of directors of NSI authorized management to evaluate and pursue the spin-off of its lighting equipment and chemicals businesses, subject to certain conditions, into a separate publicly traded company with its own management and board of directors. The Distribution is expected to occur during the first fiscal quarter of 2002 and will be accomplished by transferring the assets and liabilities of NSI's lighting equipment and chemicals businesses to Spinco and then distributing all of the shares of common stock of Spinco to NSI's stockholders. NSI's stockholders will receive one share of Spinco common stock for each share of NSI common stock held as of the Record Date. After the Distribution, Spinco and NSI will be two separate public companies. Spinco was incorporated on June 27, 2001, as an indirect wholly owned subsidiary of NSI and will have no material assets or activities until the contribution of the lighting and chemical businesses described in this information statement.


     Operating expenses in the historical income statements of Spinco reflect direct expenses of the Spinco businesses together with allocations of certain NSI corporate expenses that have been charged to Spinco based on usage or other methodologies appropriate for such expenses. In the opinion of Spinco management, these allocations have been made on a reasonable basis. As there are no known material incremental costs to be incurred by Spinco as a direct result of the Distribution, pro forma income statement information has not been presented herein. In addition, the only pro forma adjustment that would be applicable to the historical balance sheet of Spinco as of May 31, 2001 would be the recording of common stock and additional paid-in-capital to reflect the capitalization of NSI's equity investment in Spinco. Accordingly, no pro forma financial statements for Spinco have been included in this information statement.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain selected combined financial data of Spinco, which have been derived from the combined financial statements of Spinco for the nine months ended May 31, 2001 and 2000, and for each of the five years in the period ended August 31, 2000. The historical information may not be indicative of Spinco's future performance as an independent company. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the "Combined Financial Statements" and the notes thereto, and the "Pro Forma Financial Information" and the discussion thereof, included elsewhere in this information statement. Operating expenses in the historical income statements reflect direct expenses of the Spinco businesses together with allocations of certain NSI corporate expenses that have been charged to Spinco based on usage or other methodologies appropriate for such expenses. In the opinion of Spinco management, these allocations have been made on a reasonable basis. Actual per share data has not been presented since the businesses that comprise Spinco were wholly owned subsidiaries of NSI during the periods presented.

                                 (UNAUDITED)
                              NINE MONTHS ENDED
                                   MAY 31,                               YEARS ENDED AUGUST 31,
                           -----------------------   --------------------------------------------------------------
                              2001         2000         2000         1999         1998         1997         1996
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                    (IN THOUSANDS, EXCEPT PER-SHARE DATA)
Net sales................  $1,482,957   $1,466,622   $2,022,711   $1,708,385   $1,559,787   $1,354,595   $1,235,453
Net income...............      34,104       52,785       83,691       89,116       81,811       64,019       67,832
Total assets at period
  end....................   1,370,605    1,371,145    1,422,880    1,337,038      700,112      638,636      568,593
Long-term debt (including
  current portion) at
  period end.............     384,302      434,040      384,443      435,567       73,190       21,313       19,966
Pro forma basic earnings
  per share..............        0.83          n/a         2.06          n/a          n/a          n/a          n/a

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with "Selected Financial Data," the "Combined Financial Statements" including the notes thereto, the "Pro Forma Financial Information" and discussion thereof and the other financial information included elsewhere in this information statement. This discussion contains forward-looking statements. Please see "Cautionary Statement Regarding Forward-Looking Statements" on page 7 for a discussion of the uncertainties, risks and assumptions associated with these statements.

SEPARATION FROM NATIONAL SERVICE INDUSTRIES, INC. (NSI)

     Spinco was incorporated under the laws of the State of Delaware on June 27, 2001, as an indirect wholly owned subsidiary of NSI. Spinco will have no material assets or activities until the contribution of the lighting equipment and chemicals businesses described in this information statement. After the Distribution, Spinco will be an independent public company, with NSI having no continuing ownership interest in Spinco.

     Spinco's combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States, and reflect the historical financial position, results of operations, and cash flows of the businesses to be transferred to Spinco from NSI as part of the Distribution. The financial information included in this information statement, however, is not necessarily indicative of what Spinco's results of operations or financial position would have been had it operated as an independent company during the periods presented, nor is it necessarily indicative of its future performance as an independent company.

     All material intercompany transactions between entities included in Spinco's combined financial statements have been eliminated. Spinco has been allocated certain NSI corporate assets, liabilities and expenses based on an estimate of the proportion of such amounts allocable to Spinco, utilizing such factors as total revenues, employee headcount and other relevant factors. Spinco believes that these allocations have been made on a reasonable basis. Spinco believes that all costs allocated to Spinco are a reasonable representation of the costs that Spinco would have incurred if Spinco had performed these functions as a stand-alone company.

     In conjunction with the separation of the lighting equipment and chemicals businesses from NSI, Spinco will enter into various agreements with NSI that address the allocation of assets and liabilities, and that define Spinco's relationship with NSI after the Distribution, including a distribution agreement, a tax disaffiliation agreement, an employee benefits agreement, and a transition services agreement.

RESULTS OF OPERATIONS

FISCAL YEAR 2000 COMPARED WITH FISCAL YEAR 1999 AND FISCAL YEAR 1999 COMPARED WITH FISCAL YEAR 1998

     Spinco's businesses had revenues of $2.0 billion for the fiscal year ended August 31, 2000. The revenue increase in comparison to the prior year resulted from 1999 acquisitions, primarily Holophane, as well as core growth in both business segments. Revenues in 1999 were $1.7 billion, representing a 9.5% increase in comparison to 1998 primarily due to growth in the core business and acquisitions.

     Net income in fiscal 2000 decreased $5.4 million to $83.7 million, primarily as increased profit in the lighting equipment and chemicals businesses was offset by increased interest expense related to higher debt levels for financing capital expenditures, prior-year acquisitions, and increased inventory and receivables. Net income for 1999 increased $7.3 million over 1998, or 8.9%, to $89.1 million.


     Lighting equipment segment sales grew $291.0 million, or 23.8%, to $1.5 billion in 2000. The growth in sales primarily related to the acquisitions of Holophane Corporation ("Holophane") and Peerless Corporation ("Peerless"). On a pro forma basis, fiscal 2000 revenue from these acquired operations increased approximately $19.1 million over 1999. Operating profit increased primarily as a result of the acquisitions of Holophane and Peerless, growth in the segment's core business, and containment of fixed costs, offset somewhat by a $1.0 million pretax charge during the first quarter of fiscal 2000 for closing a manufacturing facility in California. Although the non-residential construction market remained strong throughout fiscal 2000, Spinco forecasts a 5% decline in the next calendar year's non-residential construction market. Spinco expects to partially offset the impact of the anticipated slowing market with cost-saving initiatives and the achievement of synergies related to the Holophane acquisition. Sales grew $115.3 million, or 10.4%, to $1.2 billion in fiscal 1999. Continued strength in the non-residential construction market and the acquisitions of GTY Industries (d/b/a "Hydrel"), Peerless, and Holophane contributed to the growth in sales. As a result of the increased sales and manufacturing cost savings, operating profit increased 11.4% in 1999.



     Chemicals segment revenues for fiscal 2000 increased $23.3 million, or 4.8%, to $511.1 million. Increased revenues related primarily to growth in the retail channel and higher revenue in the institutional and industrial channels. Retail channel revenue increased $8.9 million, or 11.8%, as a result of additional home center openings and increased volume through existing stores. The institutional and industrial channel revenue increase of $14.4 million, or 3.5%, was driven by higher United States core sales resulting from 40 additional sales representatives in addition to higher volume from the specialty segments. Operating profit increased $3.5 million, or 7.7%, to $48.7 million. The increase in operating profit resulted from the increased revenue, offset somewhat by a $2.0 million pretax charge for the disposal of obsolete retail chemical inventories in the fourth quarter of fiscal 2000, which is included in "Cost of products sold" in the accompanying "Combined Statements of Income," and lower operating profit from the segment's international operations. The chemicals segment's international operations were negatively impacted by severance costs and weakening currencies. During fiscal 2000, NSI reorganized its three chemical companies. Under the new structure, Spinco expects to benefit from shared resources but will continue to maintain separate sales forces and product brand identities. Revenues in 1999 increased $33.3 million, or 7.3%, to $487.8 million. The increase in fiscal 1999 revenue was a result of continued growth in the retail channel, higher revenue in the industrial and institutional distribution channels, inclusion of a full year of Calman Australia Pty Ltd. ("Calman"), and other international revenue. Operating profit increased $8.7 million, or 24.0%, to $45.2 million as a result of the increased revenues, lower operating costs, and severance costs included in 1998 that were not repeated in 1999.


     Allocated corporate expenses in fiscal 2000 increased $2.6 million, primarily due to higher costs related to strategic initiatives, partially offset by lower compensation expense.

Corporate expenses in fiscal 1999 approximated those in fiscal 1998. Net interest expense increased $30.6 million in fiscal 2000 as a result of higher debt levels required for financing acquisitions as well as higher capital expenditures and working capital. Net interest expense increased $8.3 million in 1999 as a result of higher average debt levels.

     Combined income before taxes in 2000 decreased $7.3 million, or 5.1%, to $135.3 million primarily due to increased interest expense partially offset by increased operating profits in both the lighting equipment and chemicals segments. Income before taxes increased $12.7 million, or 9.8%, to $142.6 million in fiscal 1999 primarily due to increased income from both the lighting equipment and chemicals segments. The provision for income taxes was 38.1%, 37.5%, and 37.0% in fiscal years 2000, 1999, and 1998, respectively. The increase in the provision for income taxes primarily relates to goodwill recorded in the Holophane acquisition, which is not deductible for tax purposes.

ACQUISITIONS

     Management periodically implements strategic transactions that, it believes, afford it the opportunity to redeploy resources to create value and position the business for future growth. During the three-year period ending August 31, 2000, the following transactions occurred:

     Acquisition spending in 2000 totaled $16.2 million and related to the cash-out of remaining Holophane shares. NSI purchased Holophane, a manufacturer of premium quality, highly engineered lighting fixtures and systems, in July 1999 for approximately $470.8 million, including approximately $20.0 million for the payoff of Holophane's existing debt. Of the total purchase price, $454.6 million was paid during fiscal 1999 and $16.2 million was paid during fiscal 2000.

     In 1999, acquisition spending totaled approximately $514.4 million and was primarily related to the Holophane acquisition. Other acquisitions in the lighting equipment segment included the September 1998 purchase of certain assets of Hydrel, a manufacturer of architectural-grade light fixtures for landscape, in-grade, and underwater applications; the April 1999 purchase of certain assets of Peerless, a manufacturer of high performance indirect/direct suspended lighting products; and the July 1999 purchase of C&G Carandini SA, a manufacturer of exterior lighting fixtures.

     In 1998, acquisition spending totaled $11.4 million and was primarily related to the chemicals segment. In November 1997, NSI purchased Pure Corporation, a specialty chemical company with its core businesses in Indiana, Pennsylvania, and New York. In July 1998, NSI purchased Calman. Calman, located in Victoria, Australia, is a manufacturer of cleaning, maintenance, sanitation and industrial products, chemicals, supplies, and accessories. Additionally, NSI paid certain performance payments associated with a prior-year chemicals acquisition.

LIQUIDITY AND CAPITAL RESOURCES

FISCAL YEAR 2000 COMPARED WITH FISCAL YEAR 1999 AND FISCAL YEAR 1999 COMPARED WITH FISCAL YEAR 1998

Operating Activities

     Operations provided cash of $64.0 million in 2000, compared with cash provided of $148.1 million in 1999 and $36.4 million in 1998. The decrease in 2000 related to the increase in receivables and inventory, a decrease in current liabilities, and an increase in income tax payments. The increase in 1999 primarily resulted from increased payables and accrued liabilities, lower inventories, an increase in net income, and lower tax payments.

Investing Activities

     Investing activities used cash of $87.0 million in 2000, $554.4 million in 1999 and $60.1 million in 1998. The change in fiscal 2000 primarily related to a decrease in acquisition spending, offset somewhat by an increase in capital expenditures. The change during 1999 was a result of the significant increase in acquisition spending.

     Acquisition spending during fiscal 2000 was $16.2 million and related primarily to the cash-out of remaining Holophane shares. Prior-year acquisition spending of $514.4 million related to the lighting equipment segment's purchase of Holophane, certain assets of Hydrel, certain assets of Peerless, and C&G Carandini SA. In 1998, acquisition spending totaled $11.4 million and was primarily related to the chemicals segment.

     Capital expenditures were $62.9 million in 2000, compared with $38.6 million in 1999 and $46.7 million in 1998 and primarily related to the lighting equipment segment. In 2000, the lighting equipment segment invested in land, buildings, and equipment for a new plant and in an office facility. The lighting equipment segment's capital expenditures in 1999 related to the purchase of land and buildings for a new plant, manufacturing improvements and upgrades for capacity expansion, and implementation of new technology. During 1998, the lighting equipment segment invested in facility expansions and manufacturing process improvements. In 2001, capital expenditures are expected to approximate $50.7 million as the company continues to invest capital in technology and facilities. Contractual commitments for capital and acquisition spending for fiscal year 2001 approximate $14.1 million.

Financing Activities

     Financing activities provided cash of $22.6 million and $390.2 million during 2000 and 1999, respectively, and used cash of $13.6 million in 1998. The decrease in cash provided by financing activities in 2000 primarily related to the decrease in net borrowings from $463.1 million to $91.9 million. Fiscal 2000 borrowings were used for general operating purposes, including working capital requirements and capital expenditures. Fiscal 1999 borrowings were used primarily to finance acquisitions.

     Management believes current cash balances, anticipated cash flows from operations, and available funds from its commercial paper program or committed credit facilities, and the complimentary uncommitted lines of credit are sufficient to meet Spinco's planned level of capital spending and general operating cash requirements for at least the next twelve months.

RESULTS OF OPERATIONS

NINE MONTHS ENDED MAY 31, 2001 COMPARED WITH NINE MONTHS ENDED MAY 31, 2000

     Spinco's businesses generated revenue of $1.5 billion in the nine months ended May 31, 2001 representing a $16.3 million increase over the same period in the prior year.

The increase in revenue was primarily due to the chemicals segment, although modest growth was noted in the lighting equipment segment.

     Net income in the nine months ended May 31, 2001 decreased $18.7 million to $34.1 million as the increase in revenue was offset by losses on the sale of the French and Australian chemical businesses, weakened economic conditions, higher interest expense and energy costs, and expenses associated with repositioning Spinco's businesses for an economic slowdown. Spinco anticipates that its operations will continue to be impacted by a softer economy. Although Spinco expects to offset the effects of the economic slowdown with operational initiatives such as the consolidation of the chemicals businesses, a major sourcing initiative, other cost reduction projects, and aggressive sales efforts, further deterioration in economic conditions could negatively impact future earnings.

     Compared with the same period in the prior year, revenue in the lighting equipment segment for the nine months ended May 31, 2001 increased $3.0 million to $1.1 billion, or less than 1%. Spinco expects the non-residential construction market to remain flat or slightly down from current levels over the remainder of calendar 2001. Excluding a $1.0 million pretax charge during the first quarter of fiscal 2000 for closing a manufacturing facility in California, year-to-date operating profit remained relatively flat as profit improvements during the third quarter were offset by increased spending for sales, marketing and technology initiatives and costs to establish a Texas distribution center.

     Revenue in the chemicals segment of $386.5 million for the nine months ended May 31, 2001, increased $13.3 million compared to the same prior-year period. The increase was due to sales volume growth in North America in the retail, industrial, and institutional channels, offset somewhat by a decrease in revenue in Europe and Australia. The decrease in international revenue was attributable, in part, to unfavorable foreign currency fluctuations. The profit contribution from the increase in revenue was more than offset by a loss on the sale of the segment's French and Australian operations. In addition to these factors, operating profit for the nine months ended May 31, 2001 decreased compared to a year ago as a result of costs incurred to integrate the chemical operations, increased energy costs, and up-front costs associated with developing new sales representatives.

     As part of an initiative to refocus the overseas operations of the chemicals segment, NSI sold its Australian subsidiary, NSI International Pty, Ltd., resulting in a pretax loss of $5.6 million. In addition, NSI entered into a contract to sell its French operations, as well as certain trademarks and formulas. Spinco recorded an estimated pretax loss on this transaction of $9.0 million and finalized the sale on June 29, 2001. The combined pretax loss of $14.6 million is included in "Loss on sale of businesses" in the "Combined Statements of Income."

     For the nine months ended May 31, 2001, allocated corporate expenses increased $3.2 million to $13.7 million. Higher year-to-date corporate expenses were primarily caused by lower-than-normal long-term incentive compensation expense in the prior-year first quarter and higher costs related to strategic and operational initiatives. Year-to-date net interest expense increased as a result of higher outstanding debt balances and higher interest rates. On a year-to-date basis, the provision for income taxes increased to 41.7% of pretax income primarily as a result of nondeductible losses associated with the chemicals segment's divestiture of its French operations.

LIQUIDITY AND CAPITAL RESOURCES

NINE MONTHS ENDED MAY 31, 2001 COMPARED WITH NINE MONTHS ENDED MAY 31, 2000

Operating Activities

     Operations provided cash of $100.8 million during the nine months ended May 31, 2001 compared with $25.3 million during the respective period of the prior year. The improvement in operating cash flows was largely due to an increase in net cash provided by receivables and inventory, primarily as a result of the implementation of working capital initiatives. Improvements in cash flow from these items were partially offset by the decrease in net income.

Investing Activities

     Investing activities used cash of $31.1 million during the nine months ended May 31, 2001 versus $59.5 million in the prior year. The change in investing cash flows related primarily to lower capital expenditures and acquisition spending and an increase in cash provided from the sale of businesses. Higher acquisition spending in fiscal 2000 was primarily due to remaining payments associated with the 1999 acquisition of Holophane.

     Capital expenditures totaled $38.3 million for the nine months ended May 31, 2001 compared to $48.3 million in the prior period. In the lighting equipment segment, investments were made primarily in manufacturing cost improvements, new product tooling, and the completion of a new corporate headquarters. In the chemicals segment, capital expenditures were associated with manufacturing equipment and facilities improvements. In the same period last year, capital spending was primarily attributable to the lighting equipment segment. The lighting equipment segment invested in land, buildings, and equipment for a new plant in Mexico, manufacturing cost improvements, and new product tooling.

     Management believes current cash balances, anticipated cash flows from operations, available funds from the commercial paper program, short-term secured borrowings and a committed credit facility, as well as the complimentary lines of credit, are sufficient to meet Spinco's planned level of capital spending and general operating cash requirements for at least the next twelve months.

Financing Activities

     Cash used for financing activities totaled $56.7 million during the nine months ended May 31, 2001 compared to cash provided of $34.3 million one year ago, primarily as a result of a reduction in cash provided by net borrowings. The decrease in cash provided by net borrowings was primarily due to improved operating cash flows and a decrease in capital expenditures and acquisition spending.

     In May 2001, NSI entered into a three-year agreement (the "Receivables Facility") to borrow, on an ongoing basis, up to $150.0 million secured by undivided interests in a defined pool of trade accounts receivable of the lighting equipment and chemicals segments. At May 31, 2001, net trade accounts receivable pledged as security for borrowings under the Receivables Facility totaled $220.4 million. Borrowings outstanding at May 31, 2001 of $118.9 million were used to reduce borrowings under NSI's commercial paper program. Interest rates under the Receivables Facility are based on the LIBOR rate.

     In June 2001, NSI renewed the $250.0 million, 364-day committed credit facility (the "Revolving Credit Facility") with six domestic banks. The Revolving Credit Facility supports NSI's $250.0 million commercial paper program. Interest rates under the Revolving Credit Facility are based on the LIBOR rate or other rates, at NSI's option. NSI pays an annual fee on the commitment based on NSI's debt rating.

     As part of the distribution agreement between NSI and Spinco, all but approximately $5 million of NSI's total outstanding debt will be assumed by Spinco or refinanced with new borrowings by Spinco. Accordingly, for purposes of the historical presentation of Spinco's financial position as of May 31, 2001, August 31, 2000 and August 31, 1999 included in this information statement, all but $5 million of NSI's total outstanding debt has been presented as obligations of Spinco. For purposes of the historical presentation of Spinco's results of operations, Spinco has reflected all of NSI's interest expense related to the debt allocated to it. Management intends to take the necessary actions to effect the transfer of these obligations to Spinco under the same terms existing with NSI; however, management does not have the ability to unilaterally effect the transfer in all cases. In the event that any of NSI's creditors do not accept this transfer, Spinco will be required to refinance the related borrowings. In addition, Spinco expects to enter into a new credit facility to borrow under, or if desired, support its commercial paper program, as the Credit Facility and the Revolving Credit Facility described above will expire upon the completion of the Distribution. Management believes that the terms of the debt which will ultimately be outstanding at Spinco will not differ materially from the terms of NSI's debt currently outstanding.

ACCOUNTING STANDARDS YET TO BE ADOPTED

     In September 2000, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." Specifically, Issue 00-10 addresses how the seller of goods should classify amounts billed to a customer for shipping and handling. The EITF concluded that all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned for the goods provided and should be classified as revenue. Spinco is required to and will adopt EITF 00-10 in the fourth quarter of fiscal year 2001. NSI has historically netted certain shipping and handling revenues charged to customers in costs and expenses. The adoption of EITF 00-10 will result in an increase in sales and costs and expenses, with no impact on net income. Spinco has not yet calculated the effect of this reclassification on its reported revenues and costs.

ENVIRONMENTAL MATTERS AND LITIGATION


     See "Note 6: Commitments and Contingencies" in the "Notes to the Combined Financial Statements" beginning on page F-19 for a discussion of environmental and litigation matters.


OUTLOOK

     Management continues to execute its strategic plan to grow internally. With both segments anticipating higher material, labor, and fuel costs, an economic slowdown may intensify pricing pressures and limit Spinco's ability to pass along these additional costs in the form of price increases. Additionally, Spinco will incur costs to improve the flexibility of its cost structure to better position it for the slowdown. However, Spinco expects to deliver improved earnings results as it benefits from initiatives taken to improve the cost structure.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     GENERAL. Spinco is exposed to market risks that may impact the "Combined Balance Sheets," "Combined Statements of Income," and "Combined Statements of Cash Flows" due to changing interest rates and foreign exchange rates. Spinco does not currently participate in any significant hedging activities, nor does it currently utilize any significant derivative financial instruments. The following discussion provides additional information regarding Spinco's market risks.

     INTEREST RATES. Interest rate fluctuations expose Spinco's variable-rate debt to changes in interest expense and cash flows. Spinco's variable-rate debt, primarily commercial paper and short-term secured borrowings, amounted to $264.4 million at May 31, 2001. Based on outstanding borrowings at quarter-end, a 10% adverse change in market interest rates at May 31, 2001 would result in additional annual after-tax interest expense of approximately $0.8 million. Although a fluctuation in interest rates would not affect interest expense or cash flows related to the $360 million publicly traded notes, Spinco's primary fixed-rate debt, a 10% increase in market interest rates at May 31, 2001 would decrease the fair value of these notes to approximately $345.7 million.

     FOREIGN EXCHANGE RATES. The majority of Spinco's revenue, expense, and capital purchases are transacted in U.S. dollars. Spinco does not believe a 10% fluctuation in average foreign currency rates would have a material effect on its combined financial position or results of operations. Spinco does not engage in speculative transactions, nor does Spinco hold or issue financial instruments for trading purposes. To the extent possible, Spinco mitigates its exposure to unfavorable foreign currency translation adjustments through the use of foreign-currency denominated debt agreements.

                              SPINCO'S BUSINESSES

GENERAL

     Spinco will own and operate the lighting equipment and chemicals businesses of NSI. These businesses represented approximately 80% of NSI's consolidated assets and revenues as of and for the fiscal year ended August 31, 2000. Following the Distribution, NSI's operations will consist of the textile rental and envelope businesses.

LIGHTING EQUIPMENT

     Spinco's lighting equipment business includes Lithonia Lighting and Holophane. Management of Spinco believes that the lighting equipment business is the world's largest manufacturer of lighting fixtures for both new construction and renovation. Products include a full range of indoor and outdoor lighting for commercial and institutional, industrial and residential applications. Lighting products are manufactured in the United States, Canada, Mexico, and Europe and are marketed under numerous brand names, including Lithonia, Holophane(R), Home-Vue(R), Light Concepts(R), Gotham(R), Hydrel(R), Peerless(R), Antique Street Lamps, and Reloc(R).

     Principal customers include wholesale electrical distributors, retail home centers, and lighting showrooms located in North America and select international markets. In North America, the lighting equipment business's products are sold through independent sales agents and factory sales representatives who cover specific geographic areas and market segments. Products are delivered through a network of distribution centers, regional warehouses, and commercial warehouses using both common carriers and a company-owned truck fleet. For international customers, the lighting equipment business employs a sales force that adopts distribution methods to meet individual customer or country requirements. In fiscal 2000, North American sales accounted for more than 97% of the lighting equipment business's gross sales.

CHEMICALS

     Spinco's chemicals business, The Zep Group, includes Zep Manufacturing Company, Enforcer Products, and Selig Industries. The Zep Group is a leading provider of specialty chemical products in the institutional and industrial (I&I) and retail markets. Products include cleaners, sanitizers, disinfectants, polishes, floor finishes, degreasers, deodorizers, pesticides, insecticides, and herbicides. Zep Manufacturing manufactures products in four North American plants and two European plants. Enforcer operates a single manufacturing facility in Georgia.

     The Zep Group provides products to customers primarily in North America and Western Europe. In fiscal 2000, North American sales accounted for approximately 90% of the business's gross sales. Zep Manufacturing and Selig Industries serve a range of institutional and industrial customers, from small sole proprietorships to Fortune 1000 corporations. Individual markets in the non-retail channel include automotive, vehicle wash, food, aviation, industrial manufacturing, and contract cleaners and are serviced through a direct commissioned sales force. Enforcer provides Enforcer-branded products and Zep-branded products to retail channels such as home centers, hardware stores, mass merchandisers, and drug stores.

INDUSTRY OVERVIEW

LIGHTING EQUIPMENT

     The size of the world lighting fixture market in 2000 was estimated at $19.0 billion. North America represents the largest market with a size of $8.5 billion, followed by Europe at $6.5 billion, and Asia/Pacific at $3.3 billion. The U.S. market is relatively fragmented with the top four manufacturers (including Spinco's lighting equipment business) representing approximately 50% of the total lighting market.

     Primary demand influences are non-residential and residential construction, both new and renovation. Major trends include the on-going development of new and more efficient lamp sources and optical designs, increased adoption of new lighting ordinances, and continued emphasis on energy efficiency.

     There has been a significant increase in the size and relative presence of the retail home center segment. In addition, imports of foreign-sourced lighting products continue to grow, including both the foreign production of U.S. manufacturers, as well as low-cost fixtures from Asian manufacturers. European-based electrical distributors have increased their presence in the U.S. with the acquisition of U.S.-based local and regional distributor chains, and smaller U.S. distributors continue to seek leverage through alignment with buying groups.

CHEMICALS

     The $7.6 billion U.S. industrial & institutional (I&I) janitorial cleaning and sanitation market is highly fragmented with five major players (including The Zep Group) possessing 50% of the total market and the remainder divided between hundreds of regional players. In general, the market grows at a rate approximating GDP. To some extent, consumption of janitorial cleaning and sanitation products is discretionary, but in a health-driven, sophisticated market such as the U.S., health and safety regulations and customer expectations buffer demand downturns. Increasing legislation in the areas of food and occupational health that require increased application ranges and frequency of use is fueling demand increases. Demand decreases are being pushed by more efficient product use and an increased awareness of the potential negative impacts of occupational chemical exposure and residuals. In addition to the I&I market, there is a U.S. retail chemical market of $5.4 billion, including a $3.4 billion market for cleaners and a $2.0 billion market for pest control.

     Two major trends are reshaping the industry. First, health and safety regulations are shrinking the pool of available chemicals, while at the same time increasing the total use rates. This has pushed development of improved physical product forms and application methods. Second, consolidation and communication are forcing increased corporate buying and disintermediation of the supply chain, threatening the reselling distributors and requiring increased base manufacture logistics skills.

PRODUCTS

LIGHTING EQUIPMENT

     The lighting equipment business produces a wide variety of lighting fixtures, used in the following applications:

     - COMMERCIAL & INSTITUTIONAL -- Applications are represented by stores, hotels, offices, schools, hospitals, as well as other government and public buildings. Products that serve these applications include recessed, surface and suspended fluorescent lighting products, recessed downlighting and track-lighting, as well as "high-abuse" lighting products. The outdoor areas associated with these application segments are addressed by the lighting equipment business's outdoor lighting products, such as area and floodlighting, decorative site lighting, as well as landscape lighting.

     - INDUSTRIAL -- Applications include primarily warehouses and manufacturing facilities. The lighting equipment business serves these applications with a variety of glass and acrylic high intensity discharge (HID) and fluorescent lighting products.

     - INFRASTRUCTURE -- Applications include highways, tunnels, airports, railway yards and ports. Products that serve these applications include high-mast lighting, off-set roadway and sign lighting.

     - RESIDENTIAL -- Applications are addressed with a combination of decorative fluorescent and downlighting products, as well as utilitarian fluorescent products.

     - OTHER APPLICATIONS & PRODUCTS -- Other applications and products include emergency lighting products which are used in all non-residential buildings, and lighting control and flexible wiring systems.


     Recessed fluorescent lighting products accounted for approximately 19.8%, 18.0% and 15.0% of total consolidated revenue during fiscal years 2000, 1999 and 1998, respectively. No other product category accounted for more than 10% of total consolidated revenue for these periods.


CHEMICALS

     The Zep Group produces and supplies various specialty chemicals products, such as:

     - CLEANERS -- One of the largest ranges, with liquid, emulsion, aerosol, acids, solvent and powdered products. New products (45 in the past 24 months) have been based on "micro emulsion technology" and are targeted to maintain a competitive advantage in this fast changing area.

     - SANITIZERS/DISINFECTANTS -- This area has seen increased regulatory pressure on the choice of available chemistry. Application technology and the use of non-residual products such as chlorine dioxide have supplemented the broad existing range of oxidizing and non-oxidizing range.

     - POLISHES -- Historically a strong area for The Zep Group, decreasing customer interest has limited additional products in this range.

     - FLOOR FINISHES -- This continues to be a strong product segment. Products covering stripping, burnishing, cleaning, polishing, and broadloom and spot carpet care provides customers with extensive choice. Little new technology has been seen in this area recently.

     - DEGREASERS -- Health and safety regulations have had a major impact in this area. The Zep Group has introduced over 25 new products in this area recently. These new introductions have coped with the requirement for solvent elimination and/or reductions in the percentage of volatile solvents.

     - DEODORIZERS -- This market segment has seen significant growth, primarily due to consumer demand. Driven more by application method, packaging and physical form, this trend-based segment has required numerous new introductions to strengthen the range, including metered dispensing system and refillable delivery packages.

     - PESTICIDES/INSECTICIDES/HERBICIDES -- There are few new molecules available for The Zep Group to bring to market. As with solvents, this segment has seen a decreasing pool of available chemistries and new developments have targeted delivery systems and application methods.

STRATEGY

LIGHTING EQUIPMENT

     Spinco's lighting equipment business intends to focus on the North American market. Spinco believes that it must execute on a combination of rapid product development and customer/channel focus in order to respond quickly and effectively to specific opportunities. The lighting equipment business will continue improving logistics, especially through Internet-based solutions, in order to deliver timely and accurate information to customers. Management believes the key challenge for the lighting equipment business is being able to respond quickly to changing economic and market trends.

CHEMICALS

     Spinco management believes the key objective for the chemicals business will be the integration of all chemicals R&D, manufacturing, logistics and support functions under The Zep Group. Management views the central challenge ahead of the chemicals business as leveraging the strength and efficiencies gained through the consolidation of support functions to grow revenues faster than the overall market, and return the chemicals business to historical profit margins.

CUSTOMERS

     No single customer accounted for 10% or more of the lighting equipment and chemicals businesses total revenues in fiscal year 2000. However, 11% of the 2000 fiscal year revenues of the chemicals business was related to a single customer, the loss of which would adversely affect the chemicals business.

LIGHTING EQUIPMENT

     The lighting equipment business's primary customer groups include electrical distributors, retail home centers, national accounts, lighting showrooms, and electric utilities. In addition, there are a variety of other buying influences which, for any given project, could represent a significant influence in the product specification process. These generally include engineers, architects and lighting designers. For the nine months ended May 31, 2001, the main customer base for NSI's lighting equipment segment was electrical distributors, representing approximately 75% of revenue. For the nine months ended May 31, 2001, retail home centers and national accounts represented a combined 12% of revenue.

CHEMICALS

     The Zep Group features both institutional and industrial (I&I) and retail customers. I&I customers include automotive, vehicle wash, aviation, restaurateurs, industrial manufacturing and contract cleaners. Customers range from small sole proprietorships to Fortune 1000 corporations. The retail market includes customers such as Lowe's, Ace Hardware, TruServ Hardware and HWI, together marketing a wide variety of the Enforcer line of products. Additionally, The Home Depot is the exclusive marketing arm for Enforcer's industrial strength line of cleaner products sold under the Zep Commercial brand name. For the nine months ended May 31, 2001, the main customer base for NSI's chemicals segment was the I&I market, representing approximately 82% of revenue.

MANUFACTURING


     Spinco will operate 31 manufacturing facilities and sites in seven countries, including 19 facilities in the United States, five facilities in Canada, three facilities in Mexico, and four facilities in Europe.


LIGHTING EQUIPMENT

     In the lighting equipment business, key processes are evaluated on an ongoing basis to promote an appropriate balance of vertical integration versus outsourced capabilities to produce the most profitable outcomes for the business. Investment is focused at offsetting rising labor costs through increased labor efficiency. Local supplier factories and warehouses also provide an opportunity to minimize these locations' inventory carrying costs through frequent just-in-time deliveries.

     Contract manufacturing for residential, commercial and industrial product occurs via established supplier/partner relationships. Also, OEM purchases of finished goods are outsourced from both pole manufacturers for the outdoor product line, as well as from Asian and European sources for a variety of residential and commercial lighting equipment.

     U.S. operations represent approximately 56% of production; Mexico accounts for approximately 28% of production; Canada accounts for approximately 6% of production; and Europe accounts for approximately 2% of production. The remaining 8% of production is outsourced using contract manufacturing and OEM finished good suppliers.

CHEMICALS

     The Zep Group manufactures products that comprise approximately 75% of the chemicals segment's sales volume, with facilities located in the United States, Canada, Holland and Italy. The remaining 25% of the chemicals segment's sales volume is derived from finished goods that supplement the manufactured product line. Approximately 4% of the inhouse manufactured goods are produced outside of the U.S.

     Core manufacturing and distribution processes are being integrated to provide the lowest possible costs. The Zep Group is focused on efforts to maximize return on employed capital through Six Sigma to lead productivity improvement programs. In addition, efforts are underway to optimize inventories through a Stock Keeping Unit (SKU) reduction program.

     The Zep Group controls a proprietary distribution network designed to ensure continuation of customer service levels at the top end of the industrial and retail markets. Given the freight systems and technology available in today's marketplace, The Zep Group will continue to explore options for reductions in distribution network assets while improving historically higher service levels.

DISTRIBUTION

LIGHTING EQUIPMENT

     Products are delivered through a network of strategically located distribution centers, regional warehouses, and commercial warehouses using both common carriers and a company-owned truck fleet. For international customers, the lighting equipment business employs an inside sales force that adapts distribution methods to meet individual customer or country requirements.

CHEMICALS

     The Zep Group employs a direct sales force. The Zep and Selig brands utilize numerous strategically located distribution centers, while the Enforcer products are shipped via common carrier from the Cartersville, Georgia, plant and warehouse.

RESEARCH AND DEVELOPMENT

     In recent years, research and development for the lighting equipment and chemicals segments of NSI has been focused on the development of new products and improved delivery systems. NSI spent approximately $14.2 million on research and development for the lighting equipment and chemicals segments in the nine months ended May 31, 2001. NSI spent $18.6 million, $8.1 million and $12.9 million on research and development activities for the lighting equipment and chemicals segments for the fiscal years ended August 31, 2000, 1999 and 1998, respectively.

SALES AND MARKETING

LIGHTING EQUIPMENT

     SALES. The lighting equipment business will sell its lighting products through independent sales agents and factory sales representatives. Following the Distribution, Spinco will employ approximately 500 people in sales and marketing of lighting products, with 331 in the United States, 33 in Canada, 60 in Mexico, and 76 in other countries, including Europe and Asia.

     MARKETING. The lighting equipment business will market its products through a broad spectrum of marketing and promotion vehicles, including direct customer contact, on-site training at a training facility, print advertising in industry publications, product brochures and other literature, as well as electronic media. Direct customer contact will be performed by market development managers, whose primary role is the promotion of select products to the many buying influences involved in the specification/bid process common in the industry. On-site training is conducted at a dedicated product training facility at the lighting equipment business's headquarters in Conyers, Georgia.

CHEMICALS

     SALES. Spinco will sell its chemicals products primarily through a direct sales force. Following the Distribution, Spinco will employ approximately 2,100 people in sales and marketing of chemicals products, with 1,650 in the United States, 190 in Canada, and 260 in Europe. In the United States, sales representatives will be distributed in proportion to the relative size of the economic centers.

     MARKETING. Marketing efforts are focused on solving customer needs through attention to solution-based programs that combine industry knowledge with chemical products and delivery systems.

COMPETITION

LIGHTING EQUIPMENT

     The lighting equipment industry in which Spinco will operate is highly competitive, with the largest suppliers serving many of the same markets. Competition is based on brand name recognition, price, product quality and customer responsiveness. Main competitors in the lighting industry include Cooper Industries, Genlyte Group and U.S. Industries. Spinco management believes that, together with Spinco's lighting equipment business, the four largest lighting manufacturers (including Spinco's lighting equipment business) possess approximately a 50% share of the total lighting market.

CHEMICALS

     The chemicals industry in which Spinco will operate is highly competitive. Overall, competition is very fragmented, with numerous local and regional operators and a few companies with national presences. Most competitors offer products in some but not all of the markets served by Spinco. Competition is based primarily on brand name recognition, price, product quality, and customer responsiveness. Competitors in the chemicals industry include Ecolab, Unilever/Diversey, NCH and SC Johnson. Management believes that the five major players (including The Zep Group) have 50% of the total market and the remainder is divided between hundreds of regional players.

ENVIRONMENTAL REGULATION

     Spinco's operations will be subject to federal, state, local and foreign laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances and solid and hazardous wastes and to the remediation of contaminated sites. Permits and environmental controls are required for certain of Spinco's operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. Spinco will incur capital and operating costs relating to environmental compliance on an ongoing basis. Environmental laws and regulations have generally become stricter in recent years, and the cost of responding to future changes may be substantial. While Spinco believes that it is currently in substantial compliance with all material environmental laws and regulations, there can be no assurance that Spinco will not incur significant costs to remediate violations of such laws and regulations, particularly in connection with acquisitions of existing operating facilities, or to comply with changes in, or stricter or different interpretations of, existing laws and regulations. Such costs could have a material adverse effect on Spinco's results of operations.


     Spinco will assume certain environmental liabilities in the Distribution relating to ongoing legal proceedings in connection with state and federal Superfund sites. While Spinco does not believe these claims will result in material liability, there can be no assurance that Spinco will not be required pay a substantial amount of money relating to these claims. Such payment could have a material adverse effect on Spinco's results of operations. See "Note 6:
Commitments and Contingencies" in the "Notes to the Combined Financial Statements" beginning on page F-19 for a discussion of environmental matters.


RAW MATERIALS

     Spinco's businesses require certain raw materials for their products, including aluminum, plastics, electrical components, solvents, surfactants, certain grades of steel and glass. Spinco will purchase most of these raw materials on the open market and rely on third parties for the sourcing of finished goods. As such, the cost of products sold may be affected by changes in the market price of the above-mentioned raw materials or sourcing services and finished goods. Spinco does not expect to engage in commodity hedging transactions for raw materials. Significant increases in the prices of Spinco's products due to increases in the cost of raw materials or sourcing could have a negative effect on demand for products and on profitability as well as a material adverse effect on Spinco's results of operations.

     Each business utilizes multiple suppliers, with no single supplier comprising more than 10% of purchased raw materials of either business. Each business constantly monitors and investigates alternative suppliers and alternative materials. Additionally, each business has participated in internet auctions as a new method of competitive bidding.

BACKLOG ORDERS

     Sales order backlogs of the lighting equipment business believed to be firm as of May 31, 2001 and May 31, 2000 were $134 million and $145 million, respectively. The May 31, 2000 backlog for lighting equipment reflects increased orders after a price increase was announced in April 2000. Sales order backlogs for the chemicals business are not material.

PATENTS, LICENSES AND TRADEMARKS

     Spinco will own and have obtained licenses to various domestic and foreign patents, patent applications and trademarks related to its products, processes and businesses. These intellectual property rights, particularly the trademarks relating to the brands of Spinco products, are important factors for Spinco's business. To protect these proprietary rights, Spinco relies on copyright, trade secret and trademark laws. Despite these protections, unauthorized parties may attempt to infringe on Spinco's intellectual property. Manage-ment of Spinco is not aware of any such material unauthorized use or of any claims that Spinco does not have the right to use any intellectual property material to Spinco's businesses. While patents and patent applications in the aggregate are important to Spinco's competitive position, no single patent or patent application is material to Spinco.

SEASONALITY AND CYCLICALITY

     Spinco's businesses are seasonal in nature, with revenues being affected by the impact of weather and seasonal demand on construction and installation programs, in addition to the annual budget cycles of major customers. Because of these seasonal factors, Spinco expects to experience its highest sales in the last two quarters of its fiscal year ended August 31.

     A significant portion of the lighting equipment business's revenues are made to customers in the new construction and renovation industries. These industries are cyclical in nature and subject to changes in general economic conditions. In addition, sales of the chemicals business are dependent on the retail, wholesale and industrial markets for its product line. Economic downturns and the potential declines in construction and demand for specialty chemicals may have a material adverse effect on Spinco's net sales and operating income.

INTERNATIONAL OPERATIONS

     Spinco will manufacture and assemble products at numerous facilities, some of which are located outside the United States. Approximately 39% and 4% of the lighting equipment and chemicals segments' products, respectively, are manufactured outside the United States. Spinco will also obtain components and finished goods from suppliers located outside the United States. Approximately 28% of Spinco's lighting equipment products are produced in facilities operated in Mexico. Mexico has enacted legislation to promote the use of such manufacturing operations, known as "Maquiladoras," by foreign companies. These operations are authorized to operate as Maquiladoras by the Ministry of Commerce and Industrial Development of Mexico. Maquiladora status allows Spinco to import certain items from the United States into Mexico duty-free, provided that such items, after processing, are re-exported from Mexico within six months. Maquiladora status, which must be renewed every two years, is subject to various restrictions and requirements, including compliance with the terms of the Maquiladora program and other local regulations. Although manufacturing operations in Mexico continue to be less expensive than comparable operations in the United States, in recent years many companies have established Maquiladora operations to take advantage of lower labor costs. Increasing demand for labor, particularly skilled labor and professionals, from new and existing Maquiladora operations has in the past and could in the future result in increased labor costs. Spinco may be required to make additional investments in automating equipment to partially offset increased labor costs.

     For the fiscal year ended August 31, 2000, international sales represented approximately 10% and 17% of the total sales of the lighting equipment and chemicals businesses, respectively.

EMPLOYEES

     Following the Distribution, Spinco will employ approximately 11,800 employees, of whom approximately 8,050 will be employed in the United States, 2,400 in Mexico, 720 in Canada, and 630 in other international locations, including Europe and Asia/Pacific. Union recognition and collective bargaining arrangements will be in place in six countries (including the United States), covering a total of approximately 5,500 persons (including approximately 2,950 in the United States). Management believes that it generally has a good relationship with both its unionized and non-unionized employees.

PROPERTIES

     The general corporate offices of Spinco are located in Atlanta, Georgia. Because of the diverse nature of operations and the large number of individual locations, it is neither practical nor meaningful to describe each of the operating facilities owned or leased by Spinco. The following listing summarizes the significant facility categories by business:

DIVISION                            OWNED   LEASED   NATURE OF FACILITIES
--------                            -----   ------   --------------------
Lighting Equipment................   18        6     Manufacturing Facilities
                                      1        9     Warehouses
                                      1        1     Distribution Centers
                                      9       11     Offices
Chemicals.........................    4        3     Manufacturing Plants
                                     16       40     Warehouses
                                     --       10     Offices
                                     --        1     Training Center


     The following table provides additional information related to Spinco's manufacturing facilities:



                                             UNITED
                                             STATES   CANADA   MEXICO   EUROPE   TOTAL
                                             ------   ------   ------   ------   -----
Lighting Equipment
  Owned....................................    12       1        3          2     18
  Leased...................................     4       2       --         --      6
Chemicals
  Owned....................................     3      --       --          1      4
  Leased...................................    --       2       --          1      3
                                               --       --       --      ----     --
          Total............................    19       5        3          4     31
                                               ==       ==       ==      ====     ==



None of Spinco's individual properties is considered to have a value that is significant in relation to Spinco's assets as a whole. Spinco believes that its properties are well maintained and are in good operating condition. Spinco's properties are deemed to be suitable and adequate for its present needs. Spinco believes that it has additional capacity available at most of Spinco's production facilities and that it could significantly increase production without substantial capital expenditures.

LEGAL PROCEEDINGS


     From time to time, as a normal incident of the nature and kind of businesses in which Spinco is engaged, various claims or charges may be asserted and litigation commenced against Spinco. In the opinion of Spinco's management, no current claim or litigation would result in a material adverse effect on Spinco's results of operations or financial condition. See "Note 6: Commitments and Contingencies" in the "Notes to the Combined Financial Statements" beginning on page F-19 for a discussion of litigation matters.

                              SPINCO'S MANAGEMENT

BOARD OF DIRECTORS


     As provided in Spinco's certificate of incorporation, Spinco's board of directors will be divided into three classes. Directors in each class initially will serve until the annual meeting of stockholders held in the year in which the term for such class expires and will serve thereafter for three-year terms. Spinco initially intends to have a board of directors that will consist of nine directors. Listed below is certain information concerning individuals who are expected to serve as directors of Spinco following the Distribution. Each person named below is currently a director of NSI and is expected to resign from NSI's board as of the Distribution Date. Following the Distribution, there will be no overlap between the respective boards of directors of NSI and Spinco.



                                                                 POSITION WITH NSI AND PRINCIPAL
                              TERM                               BUSINESS AFFILIATIONS DURING PAST
NAME                   AGE   EXPIRES   POSITION WITH SPINCO      FIVE YEARS
----                   ---   -------   --------------------      ---------------------------------
James S. Balloun.....  63              Chairman, President and   Mr. Balloun has served as
                                       Chief Executive Officer   Chairman of the Board of
                                                                 Directors and Chief Executive
                                                                 Officer of NSI since February
                                                                 1996 and President of NSI since
                                                                 October 1996. He was previously
                                                                 affiliated with the management
                                                                 consulting firm McKinsey &
                                                                 Company, Inc., where he served as
                                                                 Director from June 1976 until
                                                                 January 1996. Mr. Balloun is a
                                                                 director of Georgia-Pacific
                                                                 Corporation, Radiant Systems,
                                                                 Inc., and Wachovia Corporation.
Leslie M. Baker,       59              Director                  Mr. Baker has served as a
  Jr.................                                            director of NSI since January
                                                                 2000. He has served since April
                                                                 1998 as Chairman of the Board of
                                                                 Wachovia Corporation and Wachovia
                                                                 Bank. Mr. Baker has served as
                                                                 President and Chief Executive
                                                                 Officer of Wachovia Corporation
                                                                 since 1994; President and Chief
                                                                 Executive Officer of Wachovia
                                                                 Bank since June 1997 and from
                                                                 1990 to 1993; and President and
                                                                 Chief Operating Officer of
                                                                 Wachovia Corporation from
                                                                 February 1993 to December 1993.

                                                                 POSITION WITH NSI AND PRINCIPAL
                              TERM                               BUSINESS AFFILIATIONS DURING PAST
NAME                   AGE   EXPIRES   POSITION WITH SPINCO      FIVE YEARS
----                   ---   -------   --------------------      ---------------------------------
Peter C. Browning....  60              Director                  Mr. Browing has served as a
                                                                 director of NSI since January
                                                                 2001. He has served as Non-
                                                                 Executive Chairman of Nucor
                                                                 Corporation since September 2000.
                                                                 He previously served as President
                                                                 and Chief Executive Officer (from
                                                                 1998 to 2000) and President and
                                                                 Chief Operating Officer (from
                                                                 1995 to 1998) of Sonoco Products
                                                                 Company. He is a director of
                                                                 Wachovia Corporation, Lowe's
                                                                 Companies, Inc., Phoenix
                                                                 Companies, Inc., and Phoenix Home
                                                                 Life Mutual Insurance Company.
John L. Clendenin....  67              Director                  Mr. Clendenin has served as a
                                                                 director of NSI since November
                                                                 1996. He is Chairman Emeritus of
                                                                 BellSouth Corporation, which he
                                                                 served as Chairman from December
                                                                 1996 to December 1997 and as
                                                                 Chairman, President and Chief
                                                                 Executive Officer from 1983 until
                                                                 December 1996. Mr. Clendenin is a
                                                                 director of Coca-Cola Enterprises
                                                                 Inc., Equifax Inc., The Home
                                                                 Depot, Inc., The Kroger Company,
                                                                 Powerwave Technologies, and
                                                                 Springs Industries, Inc. He
                                                                 previously served as a director
                                                                 of NSI from 1984 until 1995.
Roy Richards, Jr.....  42              Director                  Mr. Richards has served as a
                                                                 director of NSI since April 2000.
                                                                 He has served as Chairman and
                                                                 Chief Executive Officer of
                                                                 Southwire Company, a producer of
                                                                 electrical power cables, since
                                                                 1989. Mr. Richards served as Co-
                                                                 President of Southwire from 1985
                                                                 to 1989. He joined Southwire in
                                                                 1980 and prior to 1985 held key
                                                                 positions in various of the
                                                                 company's operations. Mr.
                                                                 Richards is a director of
                                                                 Printpack, Inc.

                                                                 POSITION WITH NSI AND PRINCIPAL
                              TERM                               BUSINESS AFFILIATIONS DURING PAST
NAME                   AGE   EXPIRES   POSITION WITH SPINCO      FIVE YEARS
----                   ---   -------   --------------------      ---------------------------------
Ray M. Robinson......  53              Director                  Mr. Robinson has served as a
                                                                 director of NSI since January
                                                                 2000. He has served as President
                                                                 of the Southern Region of AT&T
                                                                 Corporation since 1996. Mr.
                                                                 Robinson served as Vice
                                                                 President -- Corporate Relations
                                                                 of AT&T from 1994 to 1996. He
                                                                 joined AT&T in 1968 and has held
                                                                 numerous senior management
                                                                 positions in marketing, corporate
                                                                 relations, engineering and
                                                                 regulatory affairs. Mr. Robinson
                                                                 is a director of Avnet, Inc.,
                                                                 Citizens Bancshares Corporation,
                                                                 and Mirant Corporation.
Kathy Brittain         52              Director                  Ms. White has served as a
  White..............                                            director of NSI since October
                                                                 1999. She is Executive Vice
                                                                 President, e-business and Chief
                                                                 Information Officer of Cardinal
                                                                 Health, Inc., a company that
                                                                 provides healthcare products and
                                                                 services, since April 1999. Ms.
                                                                 White was Senior Vice President
                                                                 and Chief Information Officer of
                                                                 Allegiance Healthcare, Inc. from
                                                                 1996 to April 1999, Corporate
                                                                 Vice President and Chief
                                                                 Information Officer of Baxter
                                                                 International, Inc. from 1995 to
                                                                 1996, and Vice President,
                                                                 Information Systems of
                                                                 AlliedSignal Corporation from
                                                                 1993 to 1995. Ms. White is a
                                                                 director of Certegy, Inc.
Barrie A. Wigmore....  60              Director                  Mr. Wigmore has served as a
                                                                 director of NSI since June 1997.
                                                                 He is a Retired Partner of
                                                                 Goldman Sachs Group, Inc., an
                                                                 investment banking firm. Mr.
                                                                 Wigmore joined Goldman Sachs in
                                                                 1970, became a General Partner in
                                                                 1978, and retired in 1988 as a
                                                                 Limited Partner. He is a director
                                                                 of Potash Corporation of
                                                                 Saskatchewan.

                                                                 POSITION WITH NSI AND PRINCIPAL
                              TERM                               BUSINESS AFFILIATIONS DURING PAST
NAME                   AGE   EXPIRES   POSITION WITH SPINCO      FIVE YEARS
----                   ---   -------   --------------------      ---------------------------------
Neil Williams........  65              Director                  Mr. Williams has served as a
                                                                 director of NSI since January
                                                                 2000. He has served as General
                                                                 Counsel and Global Partner of
                                                                 AMVESCAP PLC since October 1999.
                                                                 AMVESCAP PLC offers investment
                                                                 management and mutual fund
                                                                 services primarily under the
                                                                 names INVESCO and AIM. He was a
                                                                 partner with the law firm Alston
                                                                 & Bird LLP from 1965 to October
                                                                 1999 and served as managing
                                                                 partner from 1984 to 1996. Mr.
                                                                 Williams began his career with
                                                                 Alston & Bird in 1961. He is a
                                                                 director of National Data
                                                                 Corporation and Printpack, Inc.


COMMITTEES OF THE BOARD OF DIRECTORS


     Spinco's board of directors will establish several standing committees to assist in the discharge of its responsibilities. These committees will include an audit committee, a governance committee, a compensation committee and an executive committee. Spinco's board of directors will also establish such other committees as it deems appropriate, in accordance with applicable Delaware law and Spinco's bylaws.


DIRECTORS' COMPENSATION

     Directors who are salaried employees of Spinco will receive no additional compensation for services as a director or as a member of a committee of Spinco's board. Following the Distribution Date, all non-employee directors are expected to receive an annual retainer of $40,000. The chair of each standing committee of the board is expected to receive an additional annual fee of $5,000. Spinco will also reimburse each non-employee director for out-of-pocket expenses incurred in connection with attendance at board and committee meetings.

     Spinco intends to adopt a deferred stock unit plan for the benefit of the non-employee directors. Under this plan, each director will be paid one-half of his annual fee and may elect to receive additional portions of his annual fee and chairman fee in deferred stock units. Non-employee directors will receive a one-time grant of deferred stock units upon their election and an annual grant of deferred stock units. The value and return on the deferred stock units will be equivalent to the value and return on Spinco Shares. The director's account will generally be payable on or after retirement from the board.

     The deferred stock units currently held by non-employee directors of NSI who will become directors of Spinco will be transferred and assumed by Spinco. As of the Distribution Date, the value of such units will be converted into deferred stock units representing Spinco Shares based upon the relative values of NSI's common stock and the Spinco Shares.

     Spinco expects its board will adopt, with the approval of NSI (or a subsidiary thereof) in its capacity as sole stockholder, the Spinco 2001 Non-Employee Director Stock Option Plan (the "Director Plan"). The full text of the Director Plan will be filed as an exhibit to the Registration Statement that Spinco has filed with the Commission which relates to this information statement. Spinco will establish the plan to encourage ownership of Spinco Shares by directors, which gives directors an increased incentive to devote their efforts to Spinco's success on behalf of stockholders.

     Grants of awards under the Director Plan will be automatic. On the day following the Distribution Date, each non-employee director will be granted an
option to purchase                Spinco Shares. Each person who later becomes a
non-employee director will also be granted an option to purchase
Spinco Shares on the date that the person becomes a non-employee director. In addition, as of the day following the first annual meeting of Spinco's stockholders after the Distribution, and on the day following each subsequent annual meeting of Spinco's stockholders, each non-employee director serving on
that date will be granted an option to purchase                Spinco Shares.
The exercise price of each option granted under the Director Plan will be the fair market value of the shares of common stock on the date of grant. Each option granted under the Director Plan will become fully exercisable one year after the date of grant and will remain exercisable for ten years from the grant date.

     Spinco Shares subject to the Director Plan may be authorized but unissued shares or shares that were once issued and subsequently reacquired by Spinco. The total number of Spinco Shares for which options may be granted under the
director plan will be                , subject to adjustment. The Director Plan
will terminate automatically on the second day following Spinco's 2010 annual meeting of stockholders, but the board of directors may terminate the Director Plan at any time before that date.

     With respect to outstanding options held by non-employee directors of NSI who will become directors of Spinco, at the time of the Distribution the NSI options will be converted to, and replaced by, Spinco stock options in accordance with the option conversion ratio provided for in the employee benefits agreement. See "Relationship Between NSI and Spinco Following the Distribution -- Employee Benefits Agreement" beginning on page 27.

EXECUTIVE OFFICERS

     Listed below is certain information concerning individuals who are expected to serve as executive officers of Spinco following the Distribution. Each person named below is currently an executive officer of NSI and is expected to resign his position with NSI as of the Distribution Date.

                                                         POSITION WITH NSI AND
                                                         PRINCIPAL
                                                         BUSINESS AFFILIATIONS DURING
NAME                     AGE   POSITION WITH SPINCO      PAST FIVE YEARS
----                     ---   --------------------      ----------------------------
James S. Balloun.......  63    Chairman, President and   Mr. Balloun has served as
                               Chief Executive Officer   Chairman of the Board of
                                                         Directors and Chief
                                                         Executive Officer of NSI
                                                         since February 1996 and
                                                         President of NSI since
                                                         October 1996. He was
                                                         previously affiliated with
                                                         the management consulting
                                                         firm McKinsey & Company,
                                                         Inc., where he served as a
                                                         Director from June 1976
                                                         until January 1996. Mr.
                                                         Balloun is a director of
                                                         Georgia-Pacific Corporation,
                                                         Radiant Systems, Inc., and
                                                         Wachovia Corporation.
Brock A. Hattox........  53    Executive Vice President  Mr. Hattox has served as
                               and Chief Financial       Executive Vice President and
                               Officer                   Chief Financial Officer of
                                                         NSI since September 1996.
                                                         Previously with McDermott
                                                         International, Inc., he had
                                                         been Chief Financial Officer
                                                         since 1991 and President of
                                                         the engineering and
                                                         construction group since
                                                         1995.

                                                         POSITION WITH NSI AND
                                                         PRINCIPAL
                                                         BUSINESS AFFILIATIONS DURING
NAME                     AGE   POSITION WITH SPINCO      PAST FIVE YEARS
----                     ---   --------------------      ----------------------------
Kenneth W. Honeycutt...  50    President of Lithonia     Mr. Honeycutt has served as
                               Lighting                  President of Lithonia
                                                         Lighting under NSI since
                                                         June 2000. He has been with
                                                         Lithonia since 1972 in a
                                                         variety of positions
                                                         covering a broad range of
                                                         processes and products.
John K. Morgan.........  47    President of Holophane    Mr. Morgan has served as
                                                         President of Holophane since
                                                         June 2000 and Executive Vice
                                                         President of Lithonia
                                                         Lighting Group since 1999.
                                                         He joined Lithonia Lighting
                                                         in 1977 and held a variety
                                                         of senior management
                                                         positions prior to 1999.
James H. Heagle........  56    President of The Zep      Mr. Heagle has served as
                               Group                     President of The Zep Group
                                                         (formerly known as NSI
                                                         Chemicals Group) since May
                                                         2000. He previously served
                                                         as President and Chief
                                                         Operating Officer of Calgon
                                                         Corporation from 1996 until
                                                         2000. Prior to Calgon, Mr.
                                                         Heagle spent 24 years in
                                                         various management positions
                                                         with Mobil Chemical.

                                                         POSITION WITH NSI AND
                                                         PRINCIPAL
                                                         BUSINESS AFFILIATIONS DURING
NAME                     AGE   POSITION WITH SPINCO      PAST FIVE YEARS
----                     ---   --------------------      ----------------------------
Kenyon W. Murphy.......  44    Senior Vice President     Mr. Murphy has served as
                               and General Counsel       Senior Vice President and
                                                         General Counsel of NSI since
                                                         April 2000. Prior to that
                                                         role, he served NSI as Vice
                                                         President and Associate
                                                         Counsel from 1996 until
                                                         April 2000 and as Secretary
                                                         from 1992 until 1998. Mr.
                                                         Murphy joined NSI in 1985.
Joseph G. Parham,        51    Senior Vice President,    Mr. Parham has served as
  Jr...................        Human Resources           Senior Vice President of
                                                         Human Resources of NSI since
                                                         May 2000. He had been
                                                         President and Chief
                                                         Operating Officer of
                                                         Polaroid Eyeware since 1999
                                                         and Senior Vice President of
                                                         Worldwide Human Resources of
                                                         Polaroid Corporation since
                                                         1994.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There is no family relationship between any of Spinco's executive officers or directors, and there are no arrangements or understandings between any of Spinco's executive officers or directors and any other person pursuant to which any of them was elected an officer or director, other than arrangements or understandings with directors or officers of Spinco acting solely in their capacities as such. Generally, following the Distribution, Spinco's executive officers will be elected annually and will serve at the pleasure of Spinco's board of directors.

HISTORICAL COMPENSATION OF SPINCO EXECUTIVE OFFICERS

     Spinco has never paid any compensation or granted any form of stock options, stock units or stock appreciation rights to its executive officers. During the fiscal years ended August 31, 2000, August 31, 1999, and August 31, 1998, Spinco's executive officers were compensated in accordance with NSI's plans and policies. The following table sets forth certain information with respect to the annual and long-term compensation for services to NSI for Spinco's chief executive officer and the other individuals expected to be the four most highly compensated executives of Spinco following the Distribution. All references in the following tables to stock and stock options relate to awards of stock and stock options granted by NSI. Such amounts do not reflect the compensation such persons will receive following the Distribution. The employee benefits agreement provides that at the time of the Distribution NSI stock options held by Spinco employees will generally be converted to, and replaced by, Spinco stock options in accordance with a conversion ratio. Each employee holding NSI restricted stock (all of which is unvested) will receive a dividend of one Spinco Share (subject to the same restrictions as the NSI restricted stock) for each NSI share held. See "Relationship Between NSI and Spinco Following the Distribution -- Employee Benefits Agreement" beginning on page 27.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                                                   ----------------------
                                                                                     AWARDS      PAYOUT
                                                                                   ----------   ---------
                                                ANNUAL COMPENSATION                UNDERLYING
                                    --------------------------------------------    OPTIONS/      LTIP       ALL OTHER
NAME AND PRINCIPAL         FISCAL                               OTHER ANNUAL          SARS       PAYOUT     COMPENSATION
POSITION                    YEAR    SALARY ($)   BONUS ($)   COMPENSATION ($)(1)     (#)(2)      ($)(3)        ($)(4)
------------------         ------   ----------   ---------   -------------------   ----------   ---------   ------------
James S. Balloun.........   2000     850,000            0           4,800           312,489             0           0
  Chairman, President       1999     850,000      985,000           4,800           100,000     1,045,657           0
  and Chief                 1998     750,000      513,750           4,800            65,000             0       2,500
  Executive Officer
Brock A. Hattox..........   2000     395,000            0           4,800           105,001             0       5,250
  Executive Vice            1999     385,000      311,850           4,800            40,000       574,483       9,177
  President and Chief       1998     370,000      114,071           4,800            40,000             0       5,447
  Financial Officer
Kenneth W. Honeycutt.....   2000     283,750      123,425               0             6,000       560,000      21,008
  President of Lithonia     1999     229,167      108,113               0             4,500       490,000      20,160
  Lighting                  1998     208,333      100,000               0             4,000             0      25,441
John K. Morgan...........   2000     283,750      123,425               0             6,000       518,000      22,931
  President of              1999     222,500       98,503               0             4,000       415,000      22,882
  Holophane                 1998     191,667       92,500               0             3,500             0      26,241
James H. Heagle(5).......   2000     100,000       59,940           1,600            10,000             0           0
  President of              1999          --           --              --                --            --          --
  The Zep Group             1998          --           --              --                --            --          --

-------------------------

(1) Each amount shown includes an automobile allowance of $400 per month.


(2) The amounts shown for fiscal year 2000 include options granted in exchange for a portion of the 1999 LTIP award payout, as discussed in note 3 below, as follows: 162,489 shares for Mr. Balloun and 65,001 shares for Mr. Hattox. The options were valued for purposes of the exchange at $7.99, the approximate Black-Scholes value at the time of the exchange election as determined by an independent compensation consultant. No stock appreciation rights were granted during this period.



(3) Each amount shown excludes that portion of the payout exchanged for options in fiscal years 2000 and 1999, respectively, as follows: $978,297 and $1,298,287 for Mr. Balloun; $469,583 and $519,358 for Mr. Hattox.


(4) The amounts shown for 2000 include a matching contribution on 401(k) deferrals in the amount of $5,250 for Mr. Hattox, $8,090 for Mr. Honeycutt, and $7,098 for Mr. Morgan.

(5) Mr. Heagle commenced employment with NSI effective as of May 1, 2000.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table contains information concerning NSI stock options that were granted to the executive officers of Spinco during the fiscal year ended August 31, 2000, as disclosed in the Summary Compensation Table above. NSI did not award any stock appreciation rights or reprice any stock options during its most recent fiscal year.

                        NUMBER OF      % OF TOTAL                                  GRANT
                        SECURITIES    OPTIONS/SARS                                 DATE
                        UNDERLYING     GRANTED TO    EXERCISE OR                  PRESENT
                       OPTIONS/SARS   EMPLOYEES IN   BASE PRICE    EXPIRATION      VALUE
NAME                    GRANTED(1)    FISCAL YEAR     ($/SHARE)     DATE(2)       ($)(3)
----                   ------------   ------------   -----------   ----------   -----------
James S. Balloun.....    312,489          27.7%        27.6875       1/4/10      3,159,264
Brock A. Hattox......    105,001           9.3%        27.6875       1/4/10      1,061,560
Kenneth W.
  Honeycutt..........      6,000           0.5%        27.6875       1/4/10         60,660
John K. Morgan.......      6,000           0.5%        27.6875       1/4/10         60,660
James H. Heagle......     10,000           0.9%        22.1875      4/30/10        101,100

-------------------------

(1) Includes options granted in fiscal year 2000 in exchange for a portion of the 1999 LTIP payout, as described in note 2 to the Summary Compensation Table above.

(2) Options have a ten-year term, subject to earlier termination upon certain events related to termination of employment, and generally vest in four equal annual installments beginning on the first anniversary of the grant date. Options granted in exchange for LTIP payments, as described in note 2 to the Summary Compensation Table above, are immediately exercisable. The Executive Resource and Compensation Committee of NSI's board of directors has discretion, subject to limitations contained in NSI's Long-Term Incentive Program and the Long-Term Achievement Incentive Plan, to modify the terms of outstanding options, but not to reprice these options or others granted on or after January 5, 2000.

(3) The amounts shown were calculated using a Black-Scholes option pricing model. The estimated values assume a risk-free rate of return of 6.85%, a dividend yield of 2.54%, an option term of ten years, and stock price volatility having a standard deviation of .3080. The option values were not discounted to reflect the vesting period of the options or to reflect any exercise or lapse of the options prior to the end of the ten-year option period. The actual value, if any, that an executive may realize will depend upon the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance the value realized by an executive will be at or near the value estimated by the Black-Scholes model.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table contains information concerning the exercise of NSI stock options by those executive officers of Spinco named in the Summary Compensation Table during the 2000 fiscal year and the aggregate value of unexercised stock options held by the Spinco executive officers as of August 31, 2000. No stock appreciation rights are held by any Spinco executive officer.

                                                     NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                    UNDERLYING UNEXERCISED             IN-THE-MONEY
                           SHARES                       OPTIONS/SARS AT               OPTIONS/SARS AT
                         ACQUIRED ON    VALUE         FISCAL YEAR-END (#)         FISCAL YEAR-END ($)(1)
                          EXERCISE     REALIZED   ---------------------------   ---------------------------
NAME                         (#)         ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     -----------   --------   -----------   -------------   -----------   -------------
James S. Balloun.......        0            0       503,739        268,750            0             0
Brock A. Hattox........        0            0       125,001        100,000            0             0
Kenneth W. Honeycutt...      584        2,300        22,060         12,000          185             0
John K. Morgan.........      772        3,040        12,085         11,375          173             0
James H. Heagle........        0            0             0         10,000            0             0

-------------------------

(1) The amounts shown represent the aggregate excess of market value of NSI common stock under option as of August 31, 2000 (using the $19.9375 closing price on August 31, 2000) over the exercise price of the options.

LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

     The following table contains information concerning the grant of aspiration awards to those executive officers of Spinco named in the Summary Compensation Table during the 2000 fiscal year.

                                           PERFORMANCE OR    ESTIMATED FUTURE PAYOUT UNDER
                             NUMBER OF      OTHER PERIOD      NON-STOCK PRICE-BASED PLANS
                           SHARES, UNITS       UNTIL        -------------------------------
                             OR OTHER        MATURATION     THRESHOLD   TARGET     MAXIMUM
NAME                        RIGHTS (#)      OR PAYOUT(1)       ($)        ($)        (S)
----                       -------------   --------------   ---------   -------   ---------
James S. Balloun.........     400,000         3 years        100,000    400,000   2,000,000
Brock A. Hattox..........     187,200         3 years         46,800    187,200     936,000
Kenneth W. Honeycutt.....     200,000         3 years         50,000    200,000   1,000,000
John K. Morgan...........     200,000         3 years         50,000    200,000   1,000,000
James H. Heagle(2).......     410,666         3 years        102,666    410,666   2,053,330

-------------------------

(1) Aspiration awards are payable based on the performance of NSI, as measured by cumulative economic profit (adjusted after-tax profit less a capital charge) over a three-year performance cycle ending August 31, 2002. Award payments up to and including twice commitment level performance will be paid one-half in shares of NSI stock and one-half in cash. For award payments in excess of twice commitment level performance, that portion of the award will be paid one-half in restricted stock of NSI, which will vest in equal annual installments over a two-year period, and one-half in cash, to be paid out in equal annual installments on the vesting dates of the restricted stock. The final determination of the form of payment of the award is at the discretion of NSI's Executive Resource and Compensation Committee.

(2) The numbers shown reflect the combined pro rata awards granted to Mr. Heagle for certain performance cycles in progress as of May 1, 2000 (the date of his employment), based on the cumulative economic profit of the business units for which he is responsible. The respective threshold, target, and maximum payout amounts are as follows: for the performance cycle ending August 31, 2001, $37,333, $149,333, and $746,665; and for the performance cycle ending August 31, 2002, $65,333, $261,333, and $1,306,665.

SPINCO LONG-TERM INCENTIVE PLAN

GENERAL

     Spinco expects its board will adopt, with the approval of NSI (or a subsidiary thereof) in its capacity as Spinco's sole stockholder, the Spinco Long-Term Incentive Plan (referred to in this section as the "Plan"). The full text of the Plan will be filed as an exhibit to the Registration Statement that Spinco has filed with the Commission which relates to this information statement. Spinco will establish the Plan to provide long-term incentive compensation to officers and other key management personnel who make substantial contributions to Spinco's success, and to assist in attracting and retaining the highest quality individuals in key executive positions.

     Spinco's compensation committee (referred to in this section as the "Committee") will administer the Plan and has the authority to amend, suspend, or terminate the Plan as long as such action does not adversely affect any award that is already outstanding under the Plan. No awards may be granted under the Plan after the tenth anniversary of the date the board approves the Plan.


     In connection with the Distribution, stock options granted to Spinco employees under the NSI long-term incentive plans will be replaced by Spinco options. The employee benefits agreement provides that at the time of the Distribution NSI stock options held by Spinco employees will generally be converted to, and replaced by, Spinco stock options in accordance with a conversion ratio. Each employee holding NSI restricted stock (all of which is unvested) will receive a dividend of one Spinco Share (subject to the same restrictions as the NSI restricted stock) for each NSI share held. Each Spinco employee who has a performance-based restricted stock award of NSI that has not reached a vesting start date will not receive the dividend, and will receive a replacement performance-based restricted stock award of Spinco, adjusted to reflect the Distribution. See "Relationship Between NSI and Spinco Following the Distribution -- Employee Benefits Agreement" beginning on page 27.


DESCRIPTION OF THE PLAN


     The Plan is a flexible plan that will provide the Committee broad discretion to fashion the terms of several types of awards (described below), including: stock options (both incentive stock options and nonqualified stock options), aspiration achievement incentive awards, restricted stock, performance units, and performance shares (individually and collectively, "Awards"). Not more than 30% of the maximum number of shares that may be issued or transferred pursuant to Awards under the Plan may be in the form of Awards of restricted stock, aspiration achievement incentive awards, performance shares, and performance units.

     The Committee will (a) select those participants to whom Awards will be granted and (b) determine the type, size and terms and conditions of Awards, including the exercise price per share for each stock option and the restrictions or performance criteria relating to aspiration achievement incentive awards, restricted stock, performance units and performance shares. The Committee will administer, construe, and interpret the Plan. Members of the Committee will be ineligible to participate in the Plan.

     An aggregate of           Spinco Shares may be issued or transferred
pursuant to the Plan. In the event of any "Change in Capitalization" (as defined in the Plan), the Committee may adjust the maximum number and class of shares with respect to which Awards may be granted, the number and class of shares which are subject to outstanding Awards (subject to limitations imposed under Section 422 of the Code in the case of incentive stock options), and the purchase price therefor, if applicable.

AWARDS ISSUABLE UNDER THE PLAN

     STOCK OPTIONS. Both incentive stock options and nonqualified stock options may be granted pursuant to the Plan. The maximum number of Spinco Shares subject to stock options which can be granted under the Plan to any participant during a fiscal year of Spinco is 500,000. All stock options granted under the Plan will have an exercise price per share equal to at least the fair market value of a Spinco Share on the date the stock option is granted. The maximum term for all stock options granted under the Plan is ten years. Unless the Committee provides otherwise in the agreement evidencing the stock options granted, stock options are nontransferable other than by will or the laws of descent and distribution and during an optionee's lifetime may be exercised only by the optionee or his guardian or legal representative. Stock options are exercisable at such time and in such installments as the Committee may provide at the time the stock option is granted. The Committee may accelerate the exercisability of any stock option at any time, subject to any limitations required by Section 162(m) of the Code. The purchase price for Spinco Shares acquired pursuant to the exercise of an option must be paid, as determined by the Committee, in cash, by check, or by transferring shares to Spinco or attesting to ownership of shares upon such terms and conditions as may be determined by the Committee. The terms and conditions of the stock options relating to their treatment upon termination of the optionee's employment will be determined by the Committee at the time the stock options are granted.

     Upon a Change in Control (as defined in the Plan) all outstanding stock options on the date of a Change in Control may become immediately and fully exercisable.


     ASPIRATION ACHIEVEMENT INCENTIVE AWARDS. Aspiration achievement incentive awards granted by the Committee will be payable based on the level of achievement of the performance measure or measures specified by the Committee, over the performance period specified by the Committee. The performance measure may relate to the performance of Spinco or its subsidiaries or divisions, or any combination of the foregoing. Performance measures and the length of the performance period will be determined by the Committee at or near the beginning of the performance period when the aspiration Award is granted. Performance levels may be absolute or relative and may be expressed in terms of a progression within a specified range. The agreement setting forth the grant of an aspiration Award may provide for such adjustments to performance as the Committee deems appropriate and are not inconsistent with Section 162(m) of the Code. Aspiration Awards may also include performance levels that relate to individual achievements or goals. No participant may receive an aspiration Award in excess of $ million with respect to a single performance period.



     After the applicable performance period has ended, the Committee may adjust the achieved performance levels to exclude the effects of unusual charges or income items or other events, such as acquisitions or divestitures, which are distortive of financial results for the performance period; provided that with respect to executive officers named in the Executive Compensation Table, the Committee must, and can only, exclude items with the effect of increasing the aspiration Award payable if such items constitute "extraordinary" or "unusual" events or items under generally accepted accounting principles. The Committee will also adjust performance calculations to exclude the unanticipated effect on financial results of changes in tax laws or regulations. The Committee is allowed to decrease the aspiration Award otherwise payable if the performance during the performance period justifies such adjustment, regardless of the extent to which the applicable performance measure was achieved. Payment of an earned aspiration Award will be made in cash, in shares, or in some combination of cash and shares, as determined by the Committee. The agreement evidencing the grant will also set forth the terms and conditions of the aspiration Award applicable in the event of termination of the Participant's employment and in the event of a Change in Control.


     RESTRICTED STOCK. The aggregate maximum number of Spinco Shares that may be awarded under a restricted stock Award and an Award of performance shares and units to a participant during any fiscal year of Spinco is 100,000. The terms of a restricted stock award, including the restrictions placed on such shares and the time or terms at which such restrictions will lapse, shall be determined by the Committee at the time the Award is made. The Committee may determine at the time an Award of restricted stock is granted that dividends paid on shares may be paid to the grantee or deferred. Deferred dividends (together with any interest accrued thereon) will be paid upon the lapsing of restrictions on shares of restricted stock or forfeited upon the forfeiture of shares of restricted stock. The agreements evidencing Awards of restricted stock shall set forth the terms and conditions of such Awards upon a grantee's termination of employment. Unless the Committee provides otherwise in the agreements, all restrictions on outstanding shares of restricted stock will lapse upon a Change in Control.


     PERFORMANCE UNITS AND PERFORMANCE SHARES. Each performance unit will represent one share and payments in respect of vested performance units will be made in cash, shares, or shares of restricted stock or any combination of the foregoing, as determined by the Committee. Performance shares are awarded in the form of shares of restricted stock. The vesting of performance units and performance shares is based upon the level of achievement of the performance measure or performance measures specified by the Committee, over the performance period specified by the Committee. The performance measure may relate to the performance of Spinco or its subsidiaries or divisions, or any combination of the foregoing. Performance measures and the length of the performance cycle for performance units and performance shares will be determined by the Committee at the time the Award is made. The Committee may make adjustments to achieved performance levels and changes to performance measures to the same extent described under aspiration achievement incentive awards above. The agreements evidencing Awards of performance units and performance shares will set forth the terms and conditions of such Awards, including those applicable in the event of the grantee's termination of employment. The aggregate maximum number of performance units, performance shares, and restricted stock a participant may be awarded for any fiscal year is 100,000.

     Upon a Change in Control, the Committee may provide that a percentage of performance units will become vested and the grantee will be entitled to receive a cash payment equal to the per share adjusted fair market value multiplied by the number of performance units which become vested, and with respect to performance shares, all restrictions shall lapse on a percentage of the performance shares.

FEDERAL INCOME TAX CONSEQUENCES OF CERTAIN AWARDS

     An optionee will not recognize taxable income upon grant or exercise of an incentive stock option. However, upon the exercise of an incentive stock option, the excess of the fair market value of the shares received over the exercise price of the shares subject to such stock option will be treated as an adjustment to alternative minimum taxable income. Any dividends paid on shares will be taxable as ordinary income in the taxable year in which the dividend is received. Spinco and its subsidiaries will not be entitled to any business expense deduction with respect to the grant or exercise of an incentive stock option, except as discussed below.

     In order for the exercise of an incentive stock option to qualify for favorable tax treatment, the optionee generally must be an employee of the corporation, parent, or a subsidiary (within the meaning of Section 422 of the Code) from the date the incentive stock option is granted through a date within three months before the date of exercise. In the case of an optionee who is disabled, the three-month period for exercise following termination of employment may be extended to one year. In the case of an optionee's death, the time for exercising incentive stock options after termination of employment and the holding period for stock received pursuant to the exercise of the incentive stock options are waived.

     If all of the requirements for incentive stock option treatment are met and the optionee has held the shares for at least two years after the date of grant and for at least one year after the date of exercise, upon disposition of the shares by the optionee, the difference, if any, between the sales price of the shares and the exercise price of the stock option will be treated as long-term capital gain or loss. If the optionee does not hold the shares in accordance with the holding period rules set forth above, the optionee will recognize ordinary income at the time of the disposition of the shares, generally in an amount equal to the excess of the fair market value of the shares at the time the stock option was exercised over the exercise price of the stock option. The ordinary income recognized by an optionee upon the disposition of the shares has been determined by the IRS not to constitute wages for purposes of applicable withholding tax requirements. The balance of the gain realized, if any, will be long-term or short-term capital gain, depending upon whether or not the shares were sold more than one year after the stock option was exercised. If the optionee sells the shares prior to the satisfaction of the holding period rules but at a price below the fair market value of the share at the time the stock option was exercised, the amount of ordinary income will be limited to the amount realized on the sale over the exercise price of the stock option. Spinco and its subsidiaries will be allowed a business expense deduction to the extent the optionee recognizes ordinary income.

     An optionee to whom a nonqualified stock option is granted will recognize no income at the time of the grant of the stock option. Upon exercise of a nonqualified stock option, an optionee will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the stock option. If it complies with applicable withholding requirements, Spinco and its subsidiaries will be entitled to a business expense deduction in the same amount and at the same time as the optionee recognizes ordinary income. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a nonqualified stock option, the optionee will have taxable gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the stock option was exercised).

PENSION PLANS

     The employee benefits agreement provides for Spinco to adopt and assume the obligations under NSI's qualified defined benefit retirement plan covering corporate office employees who will become employees of Spinco and the nonqualified supplemental executive retirement plan that covers certain executives of Spinco. The combined benefit under the qualified retirement plan and nonqualified retirement plan is 45% of average base salary and bonus (using the highest three consecutive years of remuneration out of the ten years preceding the individual's retirement), less 50% of the individual's primary social security benefit, and less the actuarial equivalent of the participant's account in the 401(k) plan, assuming an annual contribution of 4% of the individual's annual compensation over $15,000 (subject to applicable limitations on eligible compensation), any applicable matching contribution, and earnings on those amounts at 8% per annum.

     The following table shows the estimated aggregate annual benefits payable to a covered participant at normal retirement age under the pension plan and supplemental plan, without the reduction under the supplemental plan for the actuarial equivalent of the 401(k) plan benefits (approximately $9,576 for Mr. Balloun, $34,790 for Mr. Hattox, and $16,749 for Mr. Heagle).

                                                   YEARS OF SERVICE
                                 ----------------------------------------------------
REMUNERATION                        15         20         25         30         35
------------                     --------   --------   --------   --------   --------
$ 400,000......................  $128,100   $170,800   $170,800   $170,800   $170,800
   500,000.....................   161,800    215,800    215,800    215,800    215,800
   600,000.....................   195,600    260,800    260,800    260,800    260,800
   700,000.....................   229,300    305,800    305,800    305,800    305,800
   800,000.....................   263,100    350,800    350,800    350,800    350,800
   900,000.....................   296,800    395,800    395,800    395,800    395,800
 1,000,000.....................   330,600    440,800    440,800    440,800    440,800
 1,200,000.....................   398,100    530,800    530,800    530,800    530,800

     The remuneration specified in the table above consists of salary and annual incentive bonus. Benefits shown above are based on payment of a single life annuity with 10 years certain. Equivalent payment options are offered.

     The salary and bonus expected to be covered by the pension plan and the supplemental plan for the named executive officers who are participants substantially correspond to the amounts disclosed in the Summary Compensation Table. The years of credited service for each of the following executive officers as of August 31, 2000 were: Mr. Balloun, four years (eight years under the supplemental plan); Mr. Hattox, three years; and Mr. Heagle, zero years.

     Messrs. Honeycutt and Morgan are not currently participants in any pension plans or supplemental retirement plans of NSI.


401(K) PLAN

     The employee benefits agreement provides for Spinco to adopt and assume the defined contribution 401(k) plan covering corporate office employees of NSI who will become employees of Spinco. The 401(k) plan will provide for employee pre-tax contributions and employer matching contributions, which may be in the form of Spinco Shares. The account balances of Spinco employees in the 401(k) plan as of the Distribution Date will continue to be held under the Spinco plan. During a transition period, an NSI stock account and a Spinco stock account will be maintained under the plan. Spinco employees will be able to transfer amounts out of their NSI stock account, but they will not be able to add to their NSI stock account.

SEVERANCE PROTECTION AGREEMENTS


     Effective as of the Distribution, Spinco intends to enter into severance protection agreements with its executive officers which will be substantially similar to the agreements such executives now have with NSI. Spinco intends for the agreements to provide the executives some measure of security against the possibility of employment loss that may result following a Change in Control (as defined below) so that they may devote their energies to meeting the business objectives and needs of Spinco and its stockholders.


     The agreement for Mr. Balloun is effective until his 65th birthday. The agreements for the other executive officers are effective for a term of two years, which is automatically extended for one year at the end of each year unless terminated by either party. However, the term of the agreements will not expire during a "Threatened Change in Control Period" (as defined in the agreements) or prior to the expiration of 24 months following a Change in Control. If the employment of the officer is terminated within 24 months following a Change in Control or in certain other instances in connection with a Change in Control (1) by Spinco other than for "Cause" or "Disability" or (2) by the officer for "Good Reason" (as each term is defined in the agreements) or during the 60-day period commencing on the first anniversary of the occurrence of a Change in Control, the officer will be entitled to receive (a) a pro rata bonus for the year of termination, (b) a lump sum cash payment equal to two times the sum of his base salary and bonus (in each case at least equal to his base salary and bonus prior to a Change in Control), subject to certain adjustments, (c) continuation of life insurance, disability, medical, dental and hospitalization benefits for a period of up to 24 months, and (d) a lump sum cash payment reflecting certain retirement benefits he would have been entitled to receive had he remained employed by Spinco for an additional two years and a reduced requirement for early retirement benefits. Additionally, all restrictions of any outstanding incentive awards will lapse and become fully vested, all outstanding stock options will become fully vested and immediately exercisable, and Spinco will be required to purchase for cash, on demand, at the then per-share fair market value, any shares of unrestricted stock and shares purchased upon exercise of options.

     The agreements provide that Spinco shall make an additional "gross-up payment" to each officer to offset fully the effect of any excise tax imposed under Section 4999 of the Internal Revenue Code, on any payment made to him arising out of or in connection with his employment. In addition, Spinco will pay all legal fees and related expenses incurred by the officer arising out of his employment or termination of employment if, in general, the circumstances for which he has retained legal counsel occurred on or after a Change in Control.

     A "Change in Control" includes (1) the acquisition (other than from Spinco) by any "person" (as that term is used for purposes of Sections 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) other than a trustee of an employee benefit plan maintained by Spinco or certain related entities of beneficial ownership of 20% or more of the combined voting power of Spinco's then outstanding voting securities, (2) a change in more than one-third of the members of the Spinco board who were either members as of the Distribution Date, or were nominated or elected by a vote of two-thirds of those members or members so approved, (3) a merger, consolidation or reorganization involving Spinco unless (i) the stockholders of Spinco immediately before such merger, consolidation or reorganization, as a result of such merger or consolidation, own, directly or indirectly, at least 70% of the combined voting power of the outstanding voting securities of the corporation resulting from or surviving such merger, consolidation or reorganization, (ii) the individuals who were members of the Spinco board immediately prior to the execution of the agreement providing for such merger, consolidation or reorganization, constitute at least two-thirds of the members of the board of directors of the corporation resulting from or surviving such merger, consolidation or reorganization, and
(iii) no person (other than Spinco, a trustee of an employee benefit plan maintained by Spinco or certain related entities) has beneficial ownership of 20% or more of the combined voting power of the corporation resulting from or surviving such merger, consolidation or reorganization unless such person had beneficial ownership of 20% or more of the combined voting power of Spinco immediately prior to such merger, consolidation or reorganization, and (4) a complete liquidation or dissolution of Spinco or the sale or other disposition of all or substantially all of the assets of Spinco (except for certain transfers to related entities and distributions to stockholders).

DEFERRED COMPENSATION PLANS

     The employee benefits agreement provides for Spinco to establish deferred compensation plans covering its executives that are substantially similar to the plans currently maintained by NSI covering such executives. The accounts and benefits of Spinco employees (including former employees who were employed by the lighting equipment and chemicals businesses and the corporate office) will be transferred to the new plans (along with any assets intended to support such obligations).

                     BENEFICIAL OWNERSHIP OF SPINCO SHARES


     All of the outstanding Spinco Shares are, and prior to the Distribution will be, held beneficially and of record by NSI and no director or executive of Spinco owns any Spinco Shares. The following table sets forth information concerning the Spinco Shares that are projected to be beneficially owned after the Distribution by each of the directors and each of the executive officers named in the Summary Compensation Table and by all directors and executive officers as a group. Unless otherwise indicated, the projections are based on the number of NSI shares held by such persons as of June 30, 2001 and reflect the Distribution ratio of one Spinco Share for every share of common stock of NSI held on the Record Date. No person or entity is expected to own beneficially more than 5% of the Spinco Shares outstanding immediately following the Distribution, based on the ownership of NSI common stock as known to Spinco.



                                                      NUMBER
                                                    OF SHARES
                                                   BENEFICIALLY
                                                      OWNED         PERCENT
NAME OF BENEFICIAL OWNER                            (1)(2)(3)     OF CLASS(4)
------------------------                           ------------   -----------
James S. Balloun.................................     982,101         2.3
Leslie M. Baker, Jr..............................       4,000           *
John L. Clendenin................................       9,300           *
Brock A. Hattox..................................     270,188           *
James H. Heagle..................................      17,680           *
Kenneth W. Honeycutt.............................      67,817           *
John K. Morgan...................................      51,952           *
Roy Richards, Jr.................................       4,980           *
Ray M. Robinson..................................       4,000           *
Kathy Brittain White.............................       3,600           *
Barrie A. Wigmore................................      15,000           *
Neil Williams....................................       4,000           *
All executive officers and directors as a group
  (16 persons)...................................   1,516,458         3.6%


-------------------------

 *  Less than 1%.

(1) Subject to applicable community property laws, each beneficial owner has sole voting and investment power with respect to all shares shown, except as otherwise indicated and except that 18,174 shares shown for Mr. Morgan are jointly held with his spouse.


(2) Includes shares that may be acquired within 60 days after the ownership date reflected, upon exercise of employee stock options. Such shares are deemed to be outstanding and to be beneficially owned by the person or group holding the options for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Options are included for the following individuals: Mr. Balloun, 854,390 shares; Mr. Hattox, 270,188 shares; Mr. Honeycutt, 43,694 shares; Mr. Morgan, 31,350 shares; Mr. Heagle, 15,900 shares; Mr. Richards, 1,500 shares; Ms. White and Messrs. Baker, Robinson and Williams, 3,000 shares each; Mr. Wigmore, 5,000 shares; Mr. Clendenin, 6,000 shares; and all current executive officers as a group, 1,296,847 shares. The employee benefits agreement provides that, at the time of the Distribution, NSI stock options held by Spinco employees will generally be converted to, and replaced by, Spinco stock options in accordance with a conversion ratio. See "Relationship Between NSI and Spinco Following the Distribution -- Employee Benefits Agreement" beginning on page 27.

(3) Includes performance-based restricted shares granted under NSI's Long-Term Incentive Achievement Plan, which vests in equal installments through January 2005 and to which the executives have sole voting power. Restricted shares are included for the following individuals: Mr. Balloun, 9,000 shares; Mr. Hattox, 2,380 shares; Mr. Honeycutt, 1,840 shares; Mr. Morgan, 1,840 shares; Mr. Heagle, 1,780 shares; and all current executive officers as a group, 20,300 shares. The employee benefits agreement provides that each employee holding NSI restricted stock (all of which is unvested) will receive a dividend of one Spinco Share (subject to the same restrictions as the NSI restricted stock) for each NSI share held. See "Relationship Between NSI and Spinco Following the Distribution -- Employee Benefits Agreement" beginning on page 27.

(4) Based on an aggregate of 41,188,504 shares of NSI common stock issued and outstanding as of May 31, 2001 and the Distribution ratio of one Spinco Share for every share of common stock of NSI.

(5) Includes 72 shares held by Mr. Morgan's son and 106 shares held by his spouse.

                     DESCRIPTION OF SPINCO'S CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Under Spinco's certificate of incorporation, the total number of shares of all classes of stock that Spinco has authority to issue is 550,000,000, of which 500,000,000 are shares of common stock, par value $.01 per share, and 50,000,000 are shares of preferred stock, par value $.01 per share. Based on the number of
NSI shares outstanding on          , 2001, approximately      Spinco Shares will
be issued to stockholders of NSI on the Distribution Date, though the actual number of Spinco Shares to be issued will be determined as of the Record Date. All of the Spinco Shares to be distributed to NSI stockholders in the
Distribution will be fully paid and non-assessable.      million Spinco Shares
have been reserved for issuance under Spinco's Long-Term Incentive Plan and million Spinco Shares have been reserved for issuance under the Spinco 2001 Non-Employee Director Stock Option Plan. No shares of preferred stock have been issued, although shares of preferred stock have been reserved for issuance under the Rights Agreement (as defined below).

     The following summary of certain terms of Spinco's capital stock describes material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, Spinco's certificate of incorporation and Spinco's bylaws, the forms of which are included as exhibits to the Registration Statement, and by applicable provisions of law.

COMMON STOCK


     The holders of the Spinco Shares will be entitled to one vote for each share on all matters voted on by stockholders, and the holders of such shares will possess all voting power, except as otherwise required by law or provided in any resolution adopted by Spinco's board of directors with respect to any series of preferred stock of Spinco. There are no cumulative voting rights. Accordingly, the holders of a plurality of the Spinco Shares voting for the election of directors can elect all of the directors, if they choose to do so, subject to any rights of the holders of preferred stock to elect directors. Subject to any preferential or other rights of any outstanding series of preferred stock of Spinco that may be designated by Spinco's board of directors, the holders of the Spinco Shares will be entitled to such dividends as may be declared from time to time by Spinco's board of directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of Spinco available for distribution to such holders. See "Dividend Policies" on page 34.


PREFERRED STOCK

     Spinco's board of directors is authorized without further stockholder approval (except as may be required by applicable law or New York Stock Exchange regulations) to provide for the issuance of shares of preferred stock, in one or more series, and to fix for each such series such voting powers, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as are stated in the resolution adopted by Spinco's board of directors providing for the issuance of such series and as are permitted by the Delaware General Corporation Law. The terms and rights of any such series may include:

     - the designation of the series,

     - the number of shares of the series, which number the board of directors may thereafter, except where otherwise provided in the applicable certificate of designation, increase or decrease, but not below the number of shares thereof then outstanding,

     - whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative,

     - the rate of any dividends or method of determining such dividends payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable,

     - the redemption rights and prices, if any, for shares of the series,

     - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

     - the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of Spinco,

     - whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of Spinco or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

     - restrictions on the issuance of shares of the same series or of any other class or series,

     - the voting rights, if any, of the holders of the shares of the series, and

     - any other relative rights, preferences and limitations of such series.


     Should Spinco's board of directors elect to exercise this authority, the rights and privileges of holders of the Spinco Shares could be made subject to the rights and privileges of any such series of preferred stock. Presently, Spinco has no plans to issue any preferred stock, except that Spinco's Stockholder Protection Rights Agreement (the "Rights Agreement") provides for the issuance of shares of participating preferred stock under the circumstances specified in the Rights Agreement, upon exercise or exchange of rights (the "Rights") issued thereunder. See "Certain Anti-Takeover Provisions of Spinco's Certificate of Incorporation, Bylaws and Rights Agreement and Delaware Law -- Stockholder Protection Rights Agreement" beginning on page 83.

NO PREEMPTIVE RIGHTS

     No holder of any stock of Spinco of any class authorized at the Distribution Date will have any preemptive right to subscribe to any securities of Spinco of any kind or class.

TRANSFER AGENT AND REGISTRAR

     The Distribution Agent will be the Transfer Agent and Registrar for Spinco immediately following the Distribution.

                        CERTAIN ANTI-TAKEOVER PROVISIONS
              OF SPINCO'S CERTIFICATE OF INCORPORATION, BYLAWS AND
                       RIGHTS AGREEMENT AND DELAWARE LAW

GENERAL

     Spinco's certificate of incorporation, Spinco's bylaws, the Rights Agreement and the Delaware General Corporation Law contain certain provisions that could delay or make more difficult an acquisition of control of Spinco not approved by Spinco's board of directors, whether by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions have been implemented to enable Spinco, particularly (but not exclusively) in the initial years of its existence as an independent, publicly owned company, to develop its business in a manner which will foster its long-term growth without disruption caused by the threat of a takeover not deemed by Spinco's board of directors to be in the best interests of Spinco and its stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Spinco, although such a proposal, if made, might be considered desirable by a majority of Spinco's stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of Spinco without the concurrence of Spinco's board of directors. In addition, certain provisions of the tax disaffiliation agreement to be entered into by NSI and Spinco may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of Spinco prior to the second anniversary of the Distribution Date. See "Relationship Between NSI and Spinco Following the Distribution -- Tax Disaffiliation Agreement" on page 27. Set forth below is a description of the provisions contained in Spinco's certificate of incorporation and bylaws, the Rights Agreement and the Delaware General Corporation Law that could impede or delay an acquisition of control of Spinco that Spinco's board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to Spinco's certificate of incorporation, Spinco's bylaws and the Rights Agreement, the forms of which are, or will be, included as exhibits to the Registration Statement, as well as the Delaware General Corporation Law.

CLASSIFIED BOARD OF DIRECTORS


     Spinco's certificate of incorporation provides for Spinco's board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of Spinco's board of directors will be elected each year. The first class of directors will initially serve a one-year term, and the second class of directors will initially serve a two-year term. Thereafter, each class of directors will be elected for a three-year term. See "Spinco's Management -- Board of Directors" beginning on page 56.


     This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of Spinco's board of directors until the second annual stockholders meeting following the date on which the acquiror obtains the controlling stock interest and could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Spinco and could thus increase the likelihood that incumbent directors will retain their positions.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

     Spinco's certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of Spinco's board of directors from time to time. Spinco's certificate of incorporation provides that the directors may be removed by stockholders only both for cause and by the affirmative vote of at least 80% of the shares entitled to vote.

     Spinco's certificate of incorporation and bylaws provide that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

STOCKHOLDER ACTION

     Spinco's certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders and that stockholders may not act by written consent. Spinco's certificate of incorporation and bylaws provide that special meetings of stockholders may be called only by Spinco's board of directors. Stockholders are not permitted to call a special meeting or to require Spinco's board of directors to call a special meeting of stockholders.

ADVANCE NOTICE FOR STOCKHOLDER PROPOSALS OR NOMINATIONS AT MEETINGS

     Spinco's bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, nominations of persons for election to the board of directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting of stockholders (i) pursuant to Spinco's notice with respect to such meeting, (ii) by or at the direction of the board of directors or (iii) by any stockholder of record of Spinco who was a stockholder of record at the time of the giving of notice for the annual meeting, who is entitled to vote at the meeting and who has complied with Spinco's notice procedures. Additionally, only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to Spinco's notice of meeting. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to Spinco's notice of meeting (a) by or at the direction of the board of directors or (b) by any stockholder of record of Spinco who is a stockholder of record at the time of the giving of notice for the special meeting, who is entitled to vote at the meeting and who has complied with Spinco's notice procedures.

     For nominations or other business to be properly brought before an annual or special meeting by a stockholder, (i) the stockholder must have given timely notice in writing to the Spinco's secretary, (ii) such business must be a proper matter for stockholder action under the Delaware General Corporation Law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided Spinco with a Solicitation Notice (as defined below), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of Spinco's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of Spinco's voting shares reasonably believed by such stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice and (iv) if no Solicitation Notice relating to the proposal has been timely provided, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice.

     For an annual meeting, to be timely, a stockholder's notice must be delivered to Spinco's secretary at the principal executive offices of Spinco not less than 45 or more than 75 days prior to the first anniversary (the "Anniversary") of the date on which Spinco first mailed its proxy materials for the preceding year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made.

     For a special meeting, to be timely, a stockholder's notice must be delivered to Spinco's secretary at the principal executive offices of Spinco not later than the close of business on the later of (i) the 90th day prior to such special meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

     A stockholder's notice must set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Exchange Act and such person's written consent to serve as a director if elected; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on Spinco's books, and of such beneficial owner, (B) the class and number of shares of Spinco that are owned beneficially and of record by such stockholder and such beneficial owner, and (C) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of Spinco's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of Spinco's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "Solicitation Notice").

     In the event that the number of directors to be elected to the board of directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by Spinco at least 55 days prior to the Anniversary, a stockholder's notice required by Spinco's bylaws also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the secretary at the principal executive offices of Spinco not later than the close of business on the 10th day following the day on which such public announcement is first made by Spinco.

     Only persons nominated in accordance with the procedures set forth in Spinco's bylaws are eligible to serve as directors and only such business may be conducted at an annual or special meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in Spinco's bylaws. The chairman of an annual or special meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in Spinco's bylaws and, if any proposed nomination or business is not in compliance with the bylaws, to declare that such defectively proposed business or nomination may not be presented for stockholder action at the meeting and shall be disregarded.

AMENDMENTS TO BYLAWS

     Spinco's certificate of incorporation provides that only Spinco's board of directors or the holders of 80% of the shares of Spinco's capital stock entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal Spinco's bylaws.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION

     Any proposal to amend, alter, change or repeal any provision of Spinco's certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of Spinco's capital stock entitled to vote on such matters, with the exception of certain provisions of Spinco's certificate of incorporation which require a vote of 80% or more of such voting power.

FAIR PRICE PROVISION

     Spinco's certificate of incorporation contains certain requirements for business combinations between Spinco and Spinco stockholders owning 5% or more of Spinco's voting shares (an "Interested Person"). A majority of the shares of Spinco's voting stock, other than those shares owned by the Interested Person, are required to approve such a transaction unless (i) Spinco's board of directors approved the business combination prior to the time the Interested Person became an owner of 5% or more of Spinco's voting shares, or approved it later if a majority of the directors voting to approve such transaction were members of the board of directors prior to the time the Interested Person became an owner of 5% or more of Spinco's voting shares; or (ii) (A) the consideration paid by the Interested Person in exchange for the shares held by Spinco's stockholders has a fair market value per share of Spinco's stock of not less than either (1) the highest price per share paid by the Interested Person in acquiring any of Spinco's stock, or (2) a price per share equal to (x) the aggregate earnings per share of Spinco for the four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes or consents on the business combination, multiplied by (y) the figure obtained by dividing the highest price per share paid by the Interested Person in acquiring any of Spinco's stock by the earnings per share of Spinco for the four full consecutive fiscal quarters immediately preceding the time when the Interested Person became an owner of 5% or more of Spinco's voting shares, and (B) there has been no significant reduction in Spinco's dividend rate subsequent to the time the Interested Person acquired 5% or more of Spinco's voting shares, unless such reduction was approved by the board of directors and a majority of the directors approving such reduction were members of the board prior to the time the Interested Person acquired a 5% position. Spinco's fair price provision may be amended only by the affirmative vote or consent of the holders of a majority of the shares of Spinco's voting stock, excluding those shares owned by an Interested Person.

PREFERRED STOCK

     Spinco's certificate of incorporation authorizes Spinco's board of directors by resolution to issue one or more series of Preferred Stock and to determine, with respect to any series of preferred stock, the terms and rights of such series.

     Spinco believes that the availability of the preferred stock will provide Spinco with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having such authorized shares available for issuance will allow Spinco to issue shares of preferred stock without the expense and delay of a special stockholders' meeting. The authorized shares of preferred stock, as well as Spinco Shares, will be available for issuance without further action by Spinco's stockholders, unless such action is required by applicable law or the rules of the New York Stock Exchange or any other stock exchange on which Spinco's securities may be listed. Although Spinco's board of directors has no intention at the present time of doing so, it would have the power (subject to applicable law) to issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, such series of preferred stock might impede a business combination by including class voting rights which would enable the holder to block such a transaction. See "-- Stockholder Protection Rights Agreement" below.

STOCKHOLDER PROTECTION RIGHTS AGREEMENT

     Each share of Spinco Common Stock has attached to it one right (a "Right"). Each Right entitles its registered holder to purchase from Spinco, on or after the Separation Time (as hereinafter defined), one one-hundredth of a share of Participating Preferred Stock, par value $.01 per share (the "Participating Preferred"), for an exercise price which will be established by Spinco's board of directors prior to the Distribution (the "Exercise Price"), which price will be subject to future adjustment. The Rights will not trade separately from the Spinco Common Stock until the Separation Time.

     The Rights will be evidenced by common stock certificates until the Separation Time. The Separation Time shall mean the earlier of (i) the close of business on the tenth business day (or such later date as Spinco's board of directors may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person (as defined below) and (ii) the first date (the "Stock Acquisition Date") of public announcement by Spinco (by any means) that a Person has become an Acquiring Person; provided that if a tender or exchange offer referred to in clause (i) is canceled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made. An Acquiring Person is any Person who is or becomes the Beneficial Owner (as defined in the Rights Agreement) of 15% or more of the outstanding Spinco Shares after the Distribution Date, excluding (i) Spinco, any majority-owned subsidiary of Spinco or any employee stock ownership or other employee benefit plan of Spinco or a subsidiary of Spinco (or any entity or trustee holding shares of Spinco Common Stock pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of Spinco or any subsidiary of Spinco), (ii) any Person who is the beneficial owner of 15% or more of the outstanding shares of Spinco Common Stock on the date of the Rights Agreement or any Person who became the Beneficial Owner of 15% or more of the outstanding Spinco Shares solely as a result of an acquisition of Spinco Shares by Spinco, until such time as such Person acquires additional Spinco Shares other than through a dividend or stock split, (iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of Spinco if such Person, upon notice by Spinco, promptly divests sufficient securities to reduce its Beneficial Ownership below 15% or (iv) any Person who Beneficially Owns Spinco Shares that were solely (A) acquired upon exercise of an option granted by Spinco in connection with an agreement to merge with, or acquire, Spinco entered into prior to a Stock Acquisition Date, (B) owned by such Person and its Affiliates and Associates (as defined in the Rights Agreement) at the time of such grant or (C) amounting to less than 1% of the outstanding Spinco Shares, acquired by Affiliates and Associates of such Person after the time of such grant.

     The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Spinco common stock. Spinco Share certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Spinco common stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as it may be amended from time to time). Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Spinco Shares at the Separation Time.

     The Rights will not be exercisable until the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on the tenth anniversary of the Record Time, unless extended by action of Spinco's board of directors, (iii) the date on which the Rights are redeemed as described below and (iv) immediately prior to the effective time of a consolidation, merger or share exchange of Spinco (A) into another corporation or (B) with another corporation where Spinco is the surviving corporation but Spinco Shares are converted into cash or securities of another corporation, in either case pursuant to an agreement that Spinco entered into prior to a Stock Acquisition Date (in any such case, the "Expiration Time").

     The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, may be adjusted from time to time to prevent dilution in the event of a common stock dividend on, or a subdivision or a combination into a smaller number of shares of, Spinco Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Spinco Common Stock.

     In the event that prior to the Expiration Time a Flip-in Date (as defined below) occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from Spinco, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Spinco Common Stock having an aggregate market price (as defined in the Rights Agreement), on the Stock Acquisition Date equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, Spinco's board of directors may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Spinco Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or its Affiliates or Associates, which Rights become void) for shares of Spinco Common Stock at an exchange ratio of one share of Spinco Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by Spinco's board of directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Spinco Common Stock equal to the Exchange Ratio. A "Flip-In Date" is defined in the Rights Agreement as any Stock Acquisition Date or such later date as Spinco's board of directors may from time to time fix by resolution adopted prior to the Flip-In Date that would otherwise have occurred.

     Whenever Spinco becomes obligated under the preceding paragraph to issue shares of Spinco Common Stock upon exercise of or in exchange for Rights, Spinco, at its option, may substitute shares of participating preferred stock for shares of Spinco Common Stock, at a ratio of one one-hundredth of a share of the Participating Preferred for each share of Spinco Common Stock.

     In the event that prior to the Expiration Time Spinco enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly,
(i) Spinco shall consolidate, merge or participate in a statutory share exchange with any other Person if, at the time of the consolidation, merger or statutory share exchange or at the time Spinco enters into any agreement with respect to a consolidation, merger or share exchange, the Acquiring Person is the Beneficial Owner of 90% or more of the outstanding shares of Spinco Common Stock or controls Spinco's board of directors and either (A) any term of or arrangement concerning the treatment of shares of Spinco Common Stock in such consolidation, merger or statutory share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Spinco Common Stock or (B) the person with whom the transaction or transactions occur is the Acquiring Person or an affiliate or associate of the Acquiring Person or
(ii) Spinco or one or more of its subsidiaries sells or otherwise transfers assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow of Spinco and its subsidiaries taken as a whole to any other Person (other than Spinco or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time Spinco (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls Spinco's board of directors (a "Flip-over Transaction or Event"), Spinco shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, provided that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate market price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over

Transaction or Event and such supplemental agreement, all the obligations and duties of Spinco pursuant to the Rights Agreement.

     Spinco's board of directors may, at its option, at any time prior to the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a redemption price of $.01 per Right. Immediately upon the action of Spinco's board of directors to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the redemption price in cash or securities.

     The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of Spinco, including the right to vote or to receive dividends.

     Spinco and the Rights Agent may from time to time supplement or amend the Rights Agreement without the approval of any holders of Rights (i) prior to the Flip-In Date, in any respect and (ii) on or after the Flip-In Date, to make any changes that Spinco may deem necessary or desirable and which shall not materially adversely affect the interests of the holders of Rights generally or in order to cure any ambiguity or correct or supplement any inconsistent or defective provision contained therein.

     The Rights will not prevent a takeover of Spinco. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Spinco Shares unless the Rights are first redeemed by Spinco's board of directors. Nevertheless, the rights should not interfere with a transaction that is in the best interests of Spinco and its stockholders because the Rights can be terminated on or prior to the Flip-in Date and before the transaction is consummated.

     As long as the rights are attached to Spinco Common Stock, Spinco will issue one Right with each new share of Spinco Common Stock so that all shares will have Rights attached. Prior to the Distribution, Spinco's board of directors will reserve an appropriate number of shares of participating preferred stock for issuance upon exercise of the Rights.

     The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise) will be filed as an exhibit to the Registration Statement which relates to this information statement. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibit.

DELAWARE LAW

     Under Section 203 of the Delaware General Corporation Law ("Section 203"), which will be applicable to Spinco after the Distribution, certain "business combinations" (defined generally to include mergers or consolidations between the Delaware corporation and an interested stockholder and transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase the interested stockholder's percentage ownership of stock) between a publicly held Delaware corporation and an "interested stockholder" (defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock or their affiliates) are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be so governed, (ii) either the business combination or the proposed acquisition of stock resulting in the person becoming an interested stockholder was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by officers who are also directors or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and also ratified by two-thirds of the voting stock which the interested stockholder did not own.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. Spinco's certificate of incorporation does not exclude Spinco from restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring Spinco to negotiate in advance with Spinco's board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approved either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of Spinco. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

            LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

LIMITATION ON LIABILITY OF DIRECTORS

     Pursuant to authority conferred by Section 102 of the Delaware General Corporation Law, Article X of Spinco's certificate of incorporation ("Article X") eliminates the personal liability of Spinco's directors to Spinco or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as it may hereafter be amended. Under the Delaware General Corporation Law as in effect on the date hereof, Spinco's directors remain liable for (i) any breach of the duty of loyalty to Spinco or its stockholders, (ii) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) any violation of Section 174 of the Delaware General Corporation Law, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances and (iv) any transaction from which directors derive an improper personal benefit.

     Article X provides that any future repeal or amendment of its terms (including any amendment or repeal of Article X made by virtue of any change in the Delaware General Corporation Law) will not adversely affect any rights of directors existing thereunder with respect to acts or omissions occurring prior to such repeal or amendment.

INDEMNIFICATION

     Spinco's bylaws and Section 145 of the Delaware General Corporation Law, which allows, and in some cases requires, the indemnification of directors and officers under certain circumstances, grant Spinco's directors and officers a right to indemnification to the fullest extent permitted by law for all expenses relating to civil, criminal, administrative or investigative procedures to which they are a party (i) by reason of the fact that they are or were directors or officers of Spinco or (ii) by reason of the fact that, while they are or were directors or officers of Spinco, they are or were serving at the request of Spinco as a director, officer or employee of another enterprise. Spinco's bylaws further provide that an advancement for any such expenses shall only be made upon delivery to Spinco by the indemnitee of an undertaking to repay all amounts so advanced if it is ultimately determined that such indemnitee is not entitled to be indemnified by Spinco.

INDEMNIFICATION AGREEMENTS

     In connection with the Distribution, Spinco will enter into indemnification agreements with certain of its directors and officers. These agreements will require Spinco to indemnify these directors and officers with respect to their activities as directors or officers of Spinco or when serving at Spinco's request as a director, officer or trustee of another corporation, trust or other enterprise against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by them in any threatened, pending or completed suit or proceeding (civil, criminal administrative or investigative) to which they are, or are threatened to be made, parties as a result of their service to Spinco. Spinco will agree to indemnify each indemnitee for any one or a combination of the following, whichever is most advantageous to the indemnitee, as determined by the indemnitee (i) the benefits provided by Spinco's certificate of incorporation and bylaws in effect on the date of the indemnification agreement; (ii) the benefits provided by Spinco's certificate of incorporation and bylaws at the time expenses are incurred by the indemnitee; (iii) the benefits allowable under Delaware law in effect on the date of the indemnification agreement; (iv) the benefits allowable under the law of the jurisdiction under which Spinco exists at the time expenses are incurred by the indemnitee; (v) the benefits available under liability insurance obtained by Spinco; and (vi) such other benefits as may be otherwise available to indemnitee under Spinco's existing practices. Under the indemnification agreements, each indemnitee will continue to be indemnified even after ceasing to occupy a position as an officer, director, employee or agent of Spinco with respect to suits or proceedings arising out of acts or omissions during his service to Spinco.

     Each indemnitee will agree to notify Spinco promptly of any proceeding brought or threatened and not to make any admission or settlement without Spinco's consent, unless the indemnitee determines to undertake his own defense and waives the benefits of the indemnification agreement.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The combined financial statements and schedule of the National Service Industries, Inc. lighting equipment and chemicals businesses (to be reorganized as L&C Spinco, Inc.) as of August 31, 2000 and August 31, 1999, and for each of the three years in the period ended August 31, 2000, appearing in this information statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     Spinco has filed with the Commission the Registration Statement under the Exchange Act, with respect to the Spinco Common Stock and the preferred stock purchase rights associated with each share of Spinco Common Stock. This document does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this document as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Registration Statement and the exhibits thereto filed by Spinco with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Securities and Exchange Commission at Seven World Trade Center, Thirteenth Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's website is http://www.sec.gov.


     After the Distribution, Spinco will be required to comply with the reporting requirements of the Exchange Act and to file with the Commission reports, proxy statements and other information as required by the Exchange Act. Additionally, Spinco will be required to provide annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders. After the Distribution, these reports, proxy statements and other information will be available to be inspected and copied at the public reference facilities of the Commission or obtained by mail or over the Internet from the Commission, as described above. The Spinco Shares will be listed on the New York Stock Exchange under the symbol " " following completion of the Distribution. When the Spinco Shares commence trading on the New York Stock Exchange, such reports, proxy statements and other information will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-2
Combined balance sheets as of May 31, 2001 (unaudited),
  August 31, 2000 and 1999..................................   F-3
Combined statements of income for the nine month periods
  ended May 31, 2001 and 2000 (unaudited) and for the years
  ended August 31, 2000, 1999, and 1998.....................   F-4
Combined statements of Parent's equity and comprehensive
  income for the years ended August 31, 2000, 1999, and
  1998......................................................   F-5
Combined statements of cash flows for the nine month periods ended May 31, 2001 and 2000 (unaudited) and for the years
  ended August 31, 2000, 1999, and 1998.....................   F-6
Notes to combined financial statements......................   F-8
Report of Independent Public Accountants on Schedule........  F-26
Schedule II -- Valuation and Qualifying Accounts............  F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To National Service Industries, Inc.:

     We have audited the accompanying combined balance sheets of the National Service Industries, Inc. lighting equipment and chemicals businesses (to be reorganized as L&C Spinco, Inc. -- Note 1) as of August 31, 2000 and 1999 and the related combined statements of income, parent's equity and comprehensive income, and cash flows for each of the three years in the period ended August 31, 2000. These combined financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the National Service Industries, Inc. lighting equipment and chemicals businesses as of August 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                          /s/ Arthur Andersen LLP

Atlanta, Georgia
June 22, 2001

                            COMBINED BALANCE SHEETS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
               (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1)
                                 (IN THOUSANDS)

                                                                               AUGUST 31,
                                                             MAY 31,     -----------------------
                                                              2001          2000         1999
                                                           -----------   ----------   ----------
                                                           (UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents................................  $   13,779    $    1,510   $    2,254
Receivables, less reserves for doubtful accounts of
  $7,607 in 2001, $6,570 in 2000, and $5,470 in 1999.....     312,140       344,451      310,729
Inventories, at the lower of cost (on a first-in,
  first-out basis) or market.............................     232,274       236,856      197,453
Deferred income taxes....................................       6,222        15,631       15,739
Prepayments and other current assets.....................      26,342        22,531       18,026
                                                           ----------    ----------   ----------
  Total Current Assets...................................     590,757       620,979      544,201
                                                           ----------    ----------   ----------
PROPERTY, PLANT, AND EQUIPMENT, AT COST:
Land.....................................................      14,954        15,090       13,719
Buildings and leasehold improvements.....................     156,748       148,100      129,273
Machinery and equipment..................................     323,916       300,946      328,830
                                                           ----------    ----------   ----------
  Total Property, Plant, and Equipment...................     495,618       464,136      471,822
Less -- Accumulated depreciation and amortization........     249,353       219,108      247,338
                                                           ----------    ----------   ----------
  Property, Plant, and Equipment -- net..................     246,265       245,028      224,484
                                                           ----------    ----------   ----------
OTHER ASSETS:
Goodwill and other intangibles...........................     478,257       497,324      517,970
Other....................................................      55,326        59,549       50,383
                                                           ----------    ----------   ----------
  Total Other Assets.....................................     533,583       556,873      568,353
                                                           ----------    ----------   ----------
  Total Assets...........................................  $1,370,605    $1,422,880   $1,337,038
                                                           ==========    ==========   ==========
LIABILITIES AND PARENT'S EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt.....................  $    1,089    $      201   $      368
Commercial paper, short-term.............................     115,665       231,706       97,539
Short-term secured borrowings............................     118,900            --           --
Notes payable............................................      18,690        20,285       11,471
Accounts payable.........................................     102,953       103,672      104,981
Accrued salaries, commissions, and bonuses...............      37,420        54,928       62,148
Current portion of self-insurance reserves...............       2,598         2,679        3,321
Accrued taxes payable....................................          --         1,700        8,954
Other accrued liabilities................................      53,675        46,699       55,491
                                                           ----------    ----------   ----------
  Total Current Liabilities..............................     450,990       461,870      344,273
                                                           ----------    ----------   ----------
Long-Term Debt, less current maturities..................     383,213       384,242      435,199
                                                           ----------    ----------   ----------
Deferred Income Taxes....................................      25,108        36,902       34,963
                                                           ----------    ----------   ----------
Self-Insurance Reserves, less current portion............       8,852        10,942       11,837
                                                           ----------    ----------   ----------
Other Long-Term Liabilities..............................      83,574        86,122       78,911
                                                           ----------    ----------   ----------
Commitments and Contingencies (Note 6)
PARENT'S EQUITY:
NSI equity investment....................................     432,496       455,568      441,173
Accumulated other comprehensive income...................     (13,628)      (12,766)      (9,318)
                                                           ----------    ----------   ----------
  Total Parent's Equity..................................     418,868       442,802      431,855
                                                           ----------    ----------   ----------
  Total Liabilities and Parent's Equity..................  $1,370,605    $1,422,880   $1,337,038
                                                           ==========    ==========   ==========

The accompanying notes are an integral part of these combined balance sheets.

                         COMBINED STATEMENTS OF INCOME
              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
               (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1)
                     (IN THOUSANDS, EXCEPT PER-SHARE DATA)

                                      NINE MONTHS
                                     ENDED MAY 31,               YEARS ENDED AUGUST 31,
                                -----------------------   -------------------------------------
                                   2001         2000         2000         1999          1998
                                ----------   ----------   ----------   -----------   ----------
                                      (UNAUDITED)
SALES.........................  $1,482,957   $1,466,622   $2,022,711   $1,708,385    $1,559,787
COSTS AND EXPENSES:
Cost of products sold.........     845,063      847,480    1,168,221      978,274       902,851
Selling and administrative
  expenses....................     512,793      489,366      656,112      570,792       517,851
Interest expense, net.........      37,710       31,016       43,299       12,697         4,412
Amortization expense..........      13,521       13,899       18,441        5,802         3,102
Loss on sale of businesses....      14,557           --           --           --            --
Other (income) expense, net...         825         (469)       1,347       (1,765)        1,712
                                ----------   ----------   ----------   ----------    ----------
  Total costs and expenses....   1,424,469    1,381,292    1,887,420    1,565,800     1,429,928
                                ----------   ----------   ----------   ----------    ----------
Income before provision for
  income taxes................      58,488       85,330      135,291      142,585       129,859
Provision for income taxes....      24,384       32,545       51,600       53,469        48,048
                                ----------   ----------   ----------   ----------    ----------
Net income....................  $   34,104   $   52,785   $   83,691   $   89,116    $   81,811
                                ==========   ==========   ==========   ==========    ==========
Pro forma basic earnings per
  share (Note 2)..............  $     0.83          n/a   $     2.06          n/a           n/a
                                ==========   ==========   ==========   ==========    ==========
Pro forma basic weighted
  average number of shares
  outstanding (Note 2)........      41,039          n/a       40,708          n/a           n/a
                                ==========   ==========   ==========   ==========    ==========

The accompanying notes are an integral part of these combined statements.

        COMBINED STATEMENTS OF PARENT'S EQUITY AND COMPREHENSIVE INCOME

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
               (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1)
                                 (IN THOUSANDS)

                                               ACCUMULATED
                                                  OTHER
                                    NSI'S     COMPREHENSIVE    TOTAL     COMPREHENSIVE
                                    EQUITY       INCOME        EQUITY       INCOME
                                   --------   -------------   --------   -------------
BALANCE AUGUST 31, 1997..........  $409,219     $ (6,812)     $402,407
Net income.......................    81,811           --        81,811      $81,811
Foreign currency translation
  adjustment.....................        --       (4,528)       (4,528)      (4,528)
                                                                            -------
Comprehensive income.............                     --                    $77,283
                                                                            =======
Net transactions with NSI........   (66,003)          --       (66,003)
                                   --------     --------      --------
BALANCE AUGUST 31, 1998..........   425,027      (11,340)      413,687
Net income.......................    89,116           --        89,116      $89,116
Foreign currency translation
  adjustment.....................        --        2,022         2,022        2,022
                                                                            -------
Comprehensive income.............        --           --            --      $91,138
                                                                            =======
Net transactions with NSI........   (72,970)          --       (72,970)
                                   --------     --------      --------
BALANCE AUGUST 31, 1999..........   441,173       (9,318)      431,855
Net income.......................    83,691           --        83,691      $83,691
Foreign currency translation
  adjustment.....................        --       (3,448)       (3,448)      (3,448)
                                                                            -------
Comprehensive income.............        --           --            --      $80,243
                                                                            =======
Net transactions with NSI........   (69,296)          --       (69,296)
                                   --------     --------      --------
BALANCE AUGUST 31, 2000..........  $455,568     $(12,766)     $442,802
                                   ========     ========      ========

The accompanying notes are an integral part of these combined statements.

                       COMBINED STATEMENTS OF CASH FLOWS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
               (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1)
                                 (IN THOUSANDS)

                                             NINE MONTHS                    YEARS ENDED
                                            ENDED MAY 31,                   AUGUST 31,
                                        ----------------------   ---------------------------------
                                          2001         2000        2000        1999        1998
                                        ---------   ----------   ---------   ---------   ---------
                                             (UNAUDITED)
CASH PROVIDED BY (USED FOR) OPERATING
  ACTIVITIES
  Net income..........................  $  34,104   $   52,785   $  83,691   $  89,116   $  81,811
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
  Depreciation and amortization.......     48,584       45,322      58,485      33,297      28,669
  (Gain)/loss on sale of property,
    plant & equipment.................       (237)         (44)       (156)         69         767
  Loss on sale of businesses..........     14,557           --          --          --          --
  Provision for losses on accounts
    receivable........................      2,471        1,999       2,667       2,744       2,580
  Change in assets and liabilities net
    of effect of acquisitions -
    Receivables.......................     27,899        2,442     (37,464)    (16,047)    (44,037)
    Inventories.......................      3,007      (45,469)    (40,054)     10,920     (20,906)
    Deferred income taxes.............     (2,385)       8,333         321     (14,697)     (4,281)
    Prepayments and other current
      assets..........................     (4,812)      (4,698)     (3,335)     (3,940)       (455)
    Accounts payable and accrued
      liabilities.....................    (17,971)     (33,819)    (12,202)     43,383     (12,392)
    Self-insurance reserves and other
      long-term liabilities...........     (4,400)      (1,512)     12,038       3,225       4,605
                                        ---------   ----------   ---------   ---------   ---------
      Net Cash Provided by Operating
         Activities...................    100,817       25,339      63,991     148,070      36,361
                                        ---------   ----------   ---------   ---------   ---------
CASH PROVIDED BY (USED FOR) INVESTING
  ACTIVITIES
  Purchases of property, plant, and
    equipment.........................    (38,326)     (48,270)    (62,913)    (38,555)    (46,708)
  Proceeds from the sale of property,
    plant and equipment...............      1,361        1,378       1,866         378         450
  Proceeds from the sale of
    businesses........................      1,799           --          --          --          --
  Acquisitions........................         --      (14,477)    (16,214)   (514,370)    (11,398)
  Change in other assets..............      4,052        1,827      (9,764)     (1,898)     (2,394)
                                        ---------   ----------   ---------   ---------   ---------
      Net Cash Used for Investing
         Activities...................    (31,114)     (59,542)    (87,025)   (554,445)    (60,050)
                                        ---------   ----------   ---------   ---------   ---------
CASH PROVIDED BY (USED FOR) FINANCING
  ACTIVITIES
  Net (repayments) borrowings of notes
    payable...........................     (1,595)        (229)      8,814       3,588         805
  Issuances (repayments) of commercial
    paper, net (less than 90 days)....   (107,188)      93,699     (87,762)    352,265          --
  Issuances of commercial paper
    (greater than 90 days)............      1,347      186,024     194,953          --          --
  Repayments of commercial paper
    (greater than 90 days)............    (10,200)    (182,750)   (222,750)         --          --
  Proceeds from short-term secured
    borrowings........................    118,900           --          --          --          --
  Proceeds from issuances of long-term
    debt..............................         --           --     199,798     267,585      52,000

                                             NINE MONTHS                    YEARS ENDED
                                            ENDED MAY 31,                   AUGUST 31,
                                        ----------------------   ---------------------------------
                                          2001         2000        2000        1999        1998
                                        ---------   ----------   ---------   ---------   ---------
                                             (UNAUDITED)
  Repayments of long-term debt........       (826)        (861)     (1,196)   (160,304)       (369)
  Net activity with NSI...............    (57,176)     (61,607)    (69,296)    (72,970)    (66,003)
                                        ---------   ----------   ---------   ---------   ---------
      Net Cash Provided by (Used for)
         Financing Activities.........    (56,738)      34,276      22,561     390,164     (13,567)
                                        ---------   ----------   ---------   ---------   ---------
Effect of Exchange Rate Changes on
  Cash................................       (696)        (838)       (271)          9        (410)
                                        ---------   ----------   ---------   ---------   ---------
Net Change in Cash and Cash
  Equivalents.........................     12,269         (765)       (744)    (16,202)    (37,666)
Cash and Cash Equivalents at Beginning
  of Period...........................      1,510        2,254       2,254      18,456      56,122
                                        ---------   ----------   ---------   ---------   ---------
Cash and Cash Equivalents at End of
  Period..............................  $  13,779   $    1,489   $   1,510   $   2,254   $  18,456
                                        =========   ==========   =========   =========   =========
Supplemental Cash Flow Information:
  Income taxes paid during the
    period............................  $  27,661   $   42,932   $  55,302   $  29,333   $  52,709
  Interest paid during the period.....     33,922       27,134      42,399      14,289       5,939
Noncash Investing and Financing
  Activities:
  Noncash aspects of acquisitions -
      Assets acquired.................  $      --   $       --   $      --   $ 633,023   $  14,401
      Liabilities assumed or
         incurred.....................         --           --          --     118,653       3,055

The accompanying notes are an integral part of these combined statements.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
               (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1)

NOTE 1:  SPIN-OFF AND BASIS OF PRESENTATION

     In fiscal year 2001, management of National Service Industries, Inc. ("NSI" or "Parent") began to evaluate and pursue the spin-off of its lighting equipment and chemicals businesses, subject to certain conditions, into a separate publicly traded company with its own management and Board of Directors (the "Distribution" or the "Spinoff"). This distribution is expected to occur during the last quarter of fiscal 2001 or the first quarter of fiscal 2002 and will be accomplished by transferring the assets and liabilities of the businesses that comprise the lighting equipment and chemicals businesses to L&C Spinco, Inc., a soon-to-be formed holding company, and then distributing all of the shares of common stock of L&C Spinco, Inc. to NSI's stockholders. NSI's stockholders will receive one share of L&C Spinco, Inc. common stock for every one share of NSI common stock held as of the date of distribution (the "Distribution Date"). After the Distribution, L&C Spinco, Inc. and NSI will be two separate public companies. L&C Spinco, Inc. will be incorporated as an indirect wholly owned subsidiary of NSI and will not have any operations, assets, or liabilities until immediately prior to the Distribution.

     These combined financial statements include the accounts of the NSI businesses that comprise its lighting equipment and chemicals businesses (collectively referred to herein as "Spinco"). The lighting equipment segment produces a variety of fluorescent and non-fluorescent fixtures for markets throughout the United States, Canada, Mexico, and overseas. The chemicals segment produces maintenance, sanitation, and water treatment products for customers throughout the United States, Canada, and Western Europe.

     The combined financial statements have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the United States and present Spinco's financial position, results of operations, and cash flows as derived from NSI's historical financial statements. Certain NSI corporate assets, liabilities and expenses have been allocated to Spinco based on an estimate of the proportion of corporate amounts allocable to Spinco, utilizing such factors as revenues, number of employees, and other relevant factors. In the opinion of management, the allocations have been made on a reasonable basis. Management believes that all amounts allocated to Spinco are a reasonable representation of the costs that would have been incurred if Spinco had performed these functions as a stand-alone company. The combined financial statements reflect an allocation of debt and related interest expense, as further described in Note 4.

     In conjunction with the separation of their businesses, Spinco and NSI will enter into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the separation, including the distribution agreement, the tax disaffiliation agreement, the employee benefits agreement, and the transition services agreement.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF COMBINATION

     The combined financial statements include the accounts of Spinco after elimination of significant intercompany transactions and accounts.

REVENUE RECOGNITION AND PRODUCT WARRANTY

     Spinco records revenues as products are shipped. A provision for estimated returns, allowances, and warranty costs is recorded when products are shipped.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, which include estimates of NSI costs allocated to Spinco, that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash in excess of daily requirements is invested in time deposits and marketable securities and is included in the accompanying balance sheets at market value. Spinco considers time deposits and marketable securities purchased with an original maturity of three months or less to be cash equivalents.

CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk with respect to receivables are limited due to the wide variety of customers and markets using Spinco's products, as well as their dispersion across many different geographic areas. As a result, as of August 31, 2000, Spinco does not consider itself to have any significant concentrations of credit risk.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

INVENTORIES

     Inventories are valued at the lower of cost (on a first-in, first-out basis) or market and consisted of the following at August 31, 2000 and 1999:

                                                               2000       1999
                                                             --------   --------
                                                               (IN THOUSANDS)
Raw materials and supplies.................................  $ 99,089   $ 92,240
Work in progress...........................................    19,677     16,215
Finished goods.............................................   118,090     88,998
                                                             --------   --------
                                                             $236,856   $197,453
                                                             ========   ========

GOODWILL AND OTHER INTANGIBLES


     Goodwill of $3.5 million was recognized in connection with a 1969 acquisition and is not being amortized. Remaining amounts of goodwill ($341.4 million in 2000 and $354.4 million in 1999) and other intangible assets are being amortized on a straight-line basis over various periods ranging from 2 to 40 years.



     The following table summarizes net goodwill and intangible assets including the useful lives associated with each as of August 31:



                                                                             USEFUL LIFE
                                                         2000       1999     (IN YEARS)
                                                       --------   --------   -----------
                                                                (IN THOUSANDS)
Unamortizable Goodwill...............................  $  3,460   $  3,460   0
Amortizable Goodwill.................................   341,434    354,360   15-40
Trade names and Trademarks...........................    84,747     87,814   14-40
Distribution Network.................................    51,086     52,867   30
Other Intangibles....................................    16,597     19,469   2-12
                                                       --------   --------
  Total Goodwill and Intangibles.....................  $497,324   $517,970
                                                       ========   ========



     Spinco reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the undiscounted future cash flows estimated to be generated by the asset are not sufficient to recover the unamortized balance of the asset. An impairment loss would be recognized based on the difference between the carrying value of the asset and estimated fair value, which would be determined based on either the discounted future cash flows or other appropriate fair value methods. If the asset being tested for recoverability was acquired in a business combination, intangible assets and goodwill resulting from the acquisition that are related to the asset are included in the assessment. Spinco also evaluates the amortization periods assigned to its intangible assets to determine whether events or changes in circumstances warrant revised estimates of useful lives.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

EARNINGS PER SHARE

     Earnings per share data has not been presented since the businesses that comprise Spinco were wholly owned subsidiaries of NSI, or businesses thereof, during the periods presented and will be recapitalized as part of the Distribution.

PRO FORMA EARNINGS PER SHARE (UNAUDITED)

     Pro forma basic earnings per share is calculated as net income divided by the pro forma weighted average number of common shares outstanding. Pro forma weighted average shares outstanding has been computed by applying the distribution ratio of one share of Spinco common stock to the historical NSI weighted average shares outstanding for the same periods presented. Pro forma earnings per share information is unaudited and has been presented for the nine month period ended May 31, 2001 and the year ended August 31, 2000 only.

DEPRECIATION

     For financial reporting purposes, depreciation is determined principally on a straight-line basis using estimated useful lives of plant and equipment (25 to 40 years for buildings and 3 to 15 years for machinery and equipment) while accelerated depreciation methods are used for income tax purposes. Leasehold improvements are amortized over the life of the lease or the useful life of the improvement, whichever is shorter.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred. Research and development expenses amounted to $18.6 million, $8.1 million, and $12.9 million during 2000, 1999, and 1998, respectively.

FOREIGN CURRENCY TRANSLATION

     The functional currency for Spinco's foreign operations is the local currency in most cases. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains or losses, net of applicable income taxes, resulting from the translation are included in "Accumulated Other Comprehensive Income" in the Combined Statements of Parent's Equity and Comprehensive Income and are excluded from net income.

     Gains or losses resulting from foreign currency transactions are included in "Other (income) expense, net" in the Combined Statements of Income and were insignificant in 2000, 1999, and 1998.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

POSTRETIREMENT HEALTHCARE AND LIFE INSURANCE BENEFITS

     Spinco's retiree medical plans are financed entirely by retiree contributions; therefore, Spinco has no liability in connection with them. Several programs provide limited retiree life insurance benefits. The liability for these plans is not material.

POSTEMPLOYMENT BENEFITS

     Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits," requires the accrual of the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement. Spinco's accrual, which is not material, relates primarily to severance agreements and the liability for life insurance coverage for certain eligible employees.

INTEREST EXPENSE, NET

     Interest expense, net, is comprised primarily of interest expense on long-term debt, credit facility borrowings, commercial paper, and line of credit borrowings offset by interest income on cash and cash equivalents.


     The following table summarizes the components of interest expense, net:



                                             NINE MONTHS
                                            ENDED MAY 31,       YEARS ENDED AUGUST 31,
                                          -----------------   ---------------------------
                                           2001      2000      2000      1999      1998
                                          -------   -------   -------   -------   -------
                                                          (IN THOUSANDS)
Interest expense........................  $37,952   $31,299   $43,638   $15,526   $ 6,177
Interest income.........................     (242)     (283)     (339)   (2,829)   (1,765)
                                          -------   -------   -------   -------   -------
Interest expense, net...................  $37,710   $31,016   $43,299   $12,697   $ 4,412
                                          =======   =======   =======   =======   =======


ACCOUNTING STANDARDS YET TO BE ADOPTED

     In September 2000, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." Specifically, Issue 00-10 addresses how the seller of goods should classify amounts billed to a customer for shipping and handling. The EITF concluded that all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned for the goods provided and should be classified as revenue. Spinco is required to and will adopt EITF 00-10 in the fourth quarter of fiscal year 2001. NSI has historically netted certain shipping and handling revenues charged to customers in costs and expenses. The adoption of EITF 00-10 will result in an increase in sales and costs and expenses, with no impact on net income. Spinco has not yet calculated the effect of this reclassification on its reported revenues and costs.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

NOTE 3:  PENSION AND PROFIT SHARING PLANS

     Spinco has several pension plans covering hourly and salaried employees. Benefits paid under these plans are based generally on employees' years of service and/or compensation during the final years of employment. Spinco makes annual contributions to the plans to the extent indicated by actuarial valuations. Plan assets are invested primarily in equity and fixed income securities.

     The following tables reflect the status of Spinco's pension plans at August 31, 2000 and 1999:

                                                               2000      1999
                                                              -------   -------
                                                               (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year.....................  $70,137   $60,189
Service cost................................................    2,256     1,364
Interest cost...............................................    5,307     4,232
Acquisition.................................................       --    11,869
Actuarial gain..............................................   (5,392)   (5,263)
Benefits paid...............................................   (3,064)   (2,437)
Other.......................................................      126       183
                                                              -------   -------
Benefit obligation at end of year...........................  $69,370   $70,137
                                                              =======   =======
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year..............  $82,057   $65,813
Actual return on plan assets................................    7,577     4,241
Employer contributions......................................    1,532       564
Employee contributions......................................      254        --
Benefits paid...............................................   (3,064)   (2,437)
Acquisition.................................................       --    13,663
Other.......................................................   (1,439)      213
                                                              -------   -------
Fair value of plan assets at end of year....................  $86,917   $82,057
                                                              =======   =======
FUNDED STATUS:
Assets in excess of benefit obligation......................  $17,546   $11,919
Unrecognized actuarial (gain) loss..........................   (2,135)    3,347
Unrecognized transition asset...............................     (858)   (1,019)
Unrecognized prior service cost.............................    1,635     1,155
                                                              -------   -------
Prepaid pension expense.....................................  $16,188   $15,402
                                                              =======   =======

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for defined benefit pension plans with accumulated benefit obligations in excess of plan assets were $2.0 million, $1.4 million, and $1.1 million, respectively, as of August 31, 2000, and $1.8 million, $1.1 million, and $1.0 million, respectively, as of August 31, 1999.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

     Components of net periodic benefit cost for the fiscal years ended August 31, 2000, 1999, and 1998 included the following:

                                                    2000       1999       1998
                                                   -------    -------    -------
                                                          (IN THOUSANDS)
Service cost.....................................  $ 2,256    $ 1,364    $ 1,268
Interest cost....................................    5,307      4,232      3,976
Expected return on plan assets...................   (7,511)    (6,063)    (5,183)
Amortization of prior service cost...............       86         91         96
Amortization of transitional asset...............     (161)      (161)      (161)
Recognized actuarial loss........................       64        221        164
                                                   -------    -------    -------
Net periodic pension benefit.....................  $    41    $  (316)   $   160
                                                   =======    =======    =======

     Weighted average assumptions in 2000 and 1999 included the following:

                                                              2000   1999
                                                              ----   ----
Discount rate...............................................  8.2%   7.5%
Expected return on plan assets..............................  9.4%   9.2%
Rate of compensation increase...............................  5.1%   5.1%


     It is Spinco's policy to adjust, on an annual basis, the discount rate used to determine the projected benefit obligation to approximate rates on high-quality, long-term obligations.


     Spinco also has profit sharing and 401(k) plans to which both employees and the company contribute. Spinco's cost of these plans was $4.7 million in 2000, $4.3 million in 1999, and $3.7 million in 1998.

     In addition to the above employee benefit plans, certain employees of Spinco have participated in the NSI employee benefit plans, the assets, liabilities and expenses of which have been allocated in the Combined Financial Statements based on an estimate of the proportion of amounts related to Spinco. In the opinion of management, these amounts have been allocated on a reasonable basis. Upon the Distribution, Spinco will provide benefits to its employees, which will generally be similar to those benefits provided under NSI's plans.

NOTE 4:  LONG-TERM DEBT AND LINES OF CREDIT

     As part of the distribution agreement between NSI and Spinco, all but approximately $5.0 million of NSI's total outstanding debt will be assumed by Spinco or refinanced with new borrowings by Spinco. Accordingly, for purposes of the historical presentation of Spinco's financial position as of August 31, 2000 and 1999, all but $5.0 million of NSI's total outstanding debt has been presented as obligations of Spinco. For purposes of the historical presentation of Spinco's results of operations, Spinco has reflected all of NSI's interest expense related to the debt allocated to it. Management intends to take the necessary actions to effect the transfer of these obligations to Spinco under the same terms

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

existing with NSI; however, management does not have the ability to unilaterally effect the transfer in all cases. In the event any of NSI's creditors do not accept this transfer, Spinco would be required to refinance the related borrowings. In addition, Spinco will be required to enter into a new credit facility to borrow under, or if desired, to support its commercial paper program, as the Credit Facility and the Revolving Credit Facility described below will expire upon completion of the Distribution. Management believes that the terms of the debt which will ultimately be outstanding at Spinco will not differ materially from the terms of NSI's debt currently outstanding.

                                                               2000       1999
                                                             --------   --------
                                                               (IN THOUSANDS)
Commercial paper...........................................  $     --   $249,726
6% notes due February 2009 with an effective rate of 6.04%,
  net of unamortized discount of $351 in 2000 and $393 in
  1999.....................................................   159,649    159,607
8.375% notes due August 2010 with an effective rate of
  8.398%, net of unamortized discount of $244..............   199,756         --
4.3% to 8.5% other notes, payable in installments to 2026
  (secured in part by property, plant, and equipment having
  a net book value of $148 at August 31, 2000).............    25,038     26,234
                                                             --------   --------
                                                              384,443    435,567
Less -- Amounts payable within one year included in current
  liabilities..............................................       201        368
                                                             --------   --------
                                                             $384,242   $435,199
                                                             ========   ========

     Future annual principal payments of long-term debt are as follows:

FISCAL YEAR                                                       AMOUNT
-----------                                                   --------------
                                                              (IN THOUSANDS)
2001........................................................     $    201
2002........................................................        2,045
2003........................................................        1,094
2004........................................................        3,578
2005........................................................           89
2006 and beyond.............................................      377,436
                                                                 --------
                                                                 $384,443
                                                                 ========

     In 1996, NSI negotiated a $250.0 million multi-currency committed credit facility (the "Credit Facility") with ten domestic and international banks. The Credit Facility has a term of five years, expiring in July 2001, with no provision for a reduction in commitments. The Credit Facility contains restrictions on the incurrence of indebtedness by subsidiaries, as well as financial and other covenants, including the restriction that NSI's ratio of total debt to capitalization may not exceed 60%. In July 1999, NSI entered into an additional $250.0 million, 364-day committed credit facility (the "Revolving Credit

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

Facility"), which was renewed in July 2000 and expires in July 2001. Each credit facility permits certain subsidiaries of NSI to borrow under such facility, and NSI guarantees these borrowings. The combined $500.0 million under the Credit Facility and the Revolving Credit Facility support NSI's commercial paper program, which was initiated in July 1999. Interest rates under the credit facilities are based on the LIBOR rate or other rates, at NSI's option. NSI pays an annual fee on the commitments based on NSI's debt rating and leverage ratio. No amounts were outstanding under either facility at August 31, 2000 and 1999.

     Amounts outstanding under NSI's commercial paper program ($231.7 million in 2000 and $347.3 million in 1999) had weighted average interest rates of 6.8% and 5.6% at August 31, 2000 and 1999, respectively.

     At August 31, 1999, $249.7 million of commercial paper was classified as long-term as NSI intended to refinance this amount through long-term debt instruments. As discussed below, NSI refinanced $200.0 million of long-term commercial paper in the fourth quarter of 2000. Additionally, the remaining portion of commercial paper which was classified as long-term at August 31, 1999 (approximately $50.0 million) was reclassified to short-term debt in the fourth quarter of 2000.

     At August 31, 2000, NSI had complimentary uncommitted lines of credit totaling $128.9 million for general operating purposes, of which $28.9 million is designated as multi-currency. At August 31, 2000, NSI had $20.3 million of foreign currency short-term bank borrowings under the multi-currency lines of credit at a weighted-average interest rate of 5.35%. At August 31, 2000, $74.4 million in letters of credit was outstanding, primarily under the domestic uncommitted line of credit.

     In January 1999, NSI issued $160.0 million in ten-year publicly traded notes bearing a coupon rate of 6.0%. Proceeds were used for the repayment of $80.0 million in borrowings under the Credit Facility, of which $52.0 million was outstanding under the domestic uncommitted line of credit at August 31, 1998. The remainder was used for general operating purposes including working capital requirements, capital expenditures, acquisitions, and share repurchases. In August 2000, NSI issued $200.0 million in ten-year publicly traded notes bearing a coupon rate of 8.375%. Proceeds were used for the repayment of borrowings under the commercial paper program. The fair values of the $160.0 million and $200.0 million notes, based on quoted market prices, were approximately $138.7 million and $201.9 million, respectively, at August 31, 2000.

     Excluding the $160.0 million and $200.0 million notes, long-term debt recorded in the accompanying balance sheets approximates fair value based on the borrowing rates currently available to NSI for bank loans with similar terms and maturities.

NOTE 5:  PARENT'S EQUITY AND RELATED MATTERS

     NSI'S EQUITY INVESTMENT. NSI's equity investment includes the original investments in Spinco, accumulated income of Spinco, and the net intercompany balances with NSI.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

In connection with the Distribution, the net intercompany balances with NSI will be capitalized.

     Historically, Spinco participated in NSI's long-term incentive programs which provided qualified and non-qualified stock options to officers and employees of NSI at exercise prices not less than market value on the date of grant. Generally, options vest proportionately over a four-year period and are exercisable for ten years from the grant date. Certain of the long-term incentive programs also provide for awards of restricted shares of NSI's common stock.

     Spinco has recorded $6.7 million, $8.1 million and $5.1 million of compensation expense related to long-term incentive programs in 2000, 1999 and 1998, respectively. Spinco intends to establish similar long-term incentive programs after the Distribution; however, the terms and benefits of these programs are yet to be determined.

     Pursuant to the employee benefits agreement, NSI stock options held by Spinco's employees will be converted to Spinco stock options at the time of the Distribution. In accordance with the provisions of EITF 90-9 and FASB Interpretation No. 44, ("FIN 44"), Spinco will multiply the number of shares purchasable under each converted stock option by a ratio determined at the time of Distribution and divide the exercise price per share of each option by the same ratio. Fractional shares will be rounded down to the nearest whole number of shares. In accordance with the provisions of EITF 90-9, and FIN 44, all other terms of the converted stock options will remain the same as those in effect immediately prior to the Distribution. Accordingly, no compensation expense will result from the replacement of the options. At August 31, 2000, the number of shares of NSI common stock subject to options held by NSI employees was 3,353,299. The exercise prices of such options range from $17.83 to $59.44. The ultimate number of stock options to be held by Spinco employees and the number and exercise prices of Spinco stock options to be issued subject to the above calculation cannot yet be determined.

     RIGHTS AGREEMENT. Spinco anticipates its Board of Directors will adopt a Rights Agreement (the "Rights Agreement") on or prior to the Distribution. If adopted, the Rights Agreement will contain provisions designed to deter bids and other business combinations that are not approved by the Spinco Board of Directors.

     COMMON AND PREFERRED STOCK. Spinco expects to have 500 million shares of common stock, par value $.01 per share, and 50 million shares of preferred stock, par value $.01 per share (the "Preferred Stock"), authorized as of the Distribution Date. No shares of Preferred Stock are expected to be issued as of the Distribution Date.

     EMPLOYEE STOCK PURCHASE PLAN. In 1998, NSI's stockholders approved the National Service Industries, Inc. Employee Stock Purchase Plan for the benefit of eligible employees. Under the plan, employees could purchase, through payroll deduction, NSI's common stock at a 15% discount. Shares are purchased quarterly at 85% of the lower of the fair market value of Spinco's common stock on the first business day of the quarterly plan period or on the last business day of the quarterly plan period. Spinco intends to

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

establish a similar Employee Stock Purchase Plan upon the Distribution; however, the exact terms of this plan are yet to be determined.

NOTE 6:  COMMITMENTS AND CONTINGENCIES

SELF-INSURANCE

     It is Spinco's policy to self insure for certain insurable risks consisting primarily of physical loss to property; business interruptions resulting from such loss; and workers' compensation, comprehensive general, and auto liability. Insurance coverage is obtained for catastrophic property and casualty exposures as well as those risks required to be insured by law or contract. Based on an independent actuary's estimate of the aggregate liability for claims incurred, a provision for claims under the self-insured program is recorded and revised annually.

     The activity in the self-insurance liability as allocated to Spinco for each of the years ended August 31 was as follows:

                                                        2000      1999      1998
                                                       -------   -------   -------
                                                             (IN THOUSANDS)
Reserve, beginning of period.........................  $15,158   $19,213   $22,125
Expense..............................................    5,055     2,618       736
Payments.............................................   (6,592)   (6,673)   (3,648)
                                                       -------   -------   -------
Reserve, end of period...............................  $13,621   $15,158   $19,213
                                                       =======   =======   =======

LEASES

     Spinco leases certain of its buildings and equipment under noncancelable lease agreements. Minimum lease payments under noncancelable leases for years subsequent to August 31, 2000, are as follows: 2001 -- $11.2 million;
2002 -- $8.6 million; 2003 -- $6.4 million; 2004 -- $4.4 million; 2005 -- $2.3 million; after 2005 -- $16.0 million.

     Total rent expense was $14.5 million in 2000, $12.3 million in 1999, and $9.2 million in 1998.

COLLECTIVE BARGAINING AGREEMENTS

     Approximately 40% of Spinco's total work force is covered by collective bargaining agreements. Collective bargaining agreements representing 16% of Spinco's total work force will expire within one year. Management believes that the renewal of the collective bargaining agreements will not have a material adverse effect on Spinco's financial condition or results of operations.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

LITIGATION

     Spinco is subject to various legal claims arising in the normal course of business out of the conduct of its current and prior businesses, including patent infringement and product liability claims. Based on information currently available, it is the opinion of management that the ultimate resolution of pending and threatened legal proceedings will not have a material adverse effect on Spinco's financial condition or results of operations. However, in the event of unexpected future developments, it is possible that the ultimate resolution of such matters, if unfavorable, could have a material adverse effect on Spinco's results of operations in future periods. Spinco reserves for known legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially lower or higher than that reserved. Spinco does not believe that the amount of such costs below or in excess of that reserved is reasonably estimable.

ENVIRONMENTAL MATTERS

     Spinco's operations, as well as similar operations of other companies, are subject to comprehensive laws and regulations relating to the generation, storage, handling, transportation, and disposal of hazardous substances and solid and hazardous wastes and to the remediation of contaminated sites. Permits and environmental controls are required for certain of Spinco's operations to limit air and water pollution, and these permits are subject to modification, renewal, and revocation by issuing authorities. Spinco believes that it is in substantial compliance with all material environmental laws, regulations, and permits. On an ongoing basis, Spinco incurs capital and operating costs relating to environmental compliance. Environmental laws and regulations have generally become stricter in recent years, and the cost of responding to future changes may be substantial.

     Spinco reserves for known environmental claims when payments associated with the claims become probable and the costs can be reasonably estimated. Spinco's environmental reserves, for all periods presented, are immaterial. The actual cost of environmental issues may be substantially lower or higher than that reserved due to the difficulty in estimating such costs, potential changes in the status of government regulations, and the inability to determine the extent to which contributions will be available from other parties. Spinco does not believe that any amount of such costs below or in excess of that accrued is reasonably estimable.

     Certain environmental laws, such as Superfund, can impose liability for the entire cost of site remediation upon each of the current or former owners or operators of a site or parties who sent waste to a site where a release of a hazardous substance has occurred regardless of fault or the lawfulness of the original disposal activity. Generally, where there are a number of potentially responsible parties ("PRPs") that are financially viable, liability has been apportioned based on the type and amount of waste disposed of by each party at such disposal site and the number of financially viable PRPs, although no assurance as to the method of apportioning the liability can be given as to any particular site.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

     Spinco is currently a party to, or otherwise involved in, legal proceedings in connection with state and federal Superfund sites. Spinco believes its liability is de minimis at each of the currently active sites which it does not own where it has been named as a PRP due to its limited involvement at the site and/or the number of viable PRPs. Specifically, the preliminary allocation among 48 PRPs at the Crymes Landfill site in Georgia indicates that Spinco's liability is not significant, and there are more than 1,000 PRPs at the M&J Solvents site in Georgia. For property which Spinco owns on Seaboard Industrial Boulevard in Atlanta, Georgia, Spinco has conducted an investigation on its and adjoining properties and submitted a Compliance Status Report ("CSR") to the State of Georgia Environmental Protection Division ("EPD") pursuant to the Georgia Hazardous Site Response Act. The CSR is currently pending, subject to EPD's final approval. Until the CSR is finalized, Spinco will not be able to determine if remediation will be required, if Spinco will be solely responsible for the cost of such remediation, or whether such cost is likely to result in a material adverse effect on Spinco.

INDEMNIFICATIONS

     As further discussed in Note 1, in connection with the Spinoff, Spinco and NSI will enter into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the Spinoff. Included in these agreements will be certain general indemnifications granted by Spinco to NSI, and by NSI to Spinco as well as specific limited tax liability indemnifications in the event that the Spinoff is deemed to be taxable, or if any of the internal reorganization steps taken to effect the Spinoff are not deemed to be on a tax free basis.

NOTE 7:  ACQUISITIONS AND DISPOSITIONS

     Acquisition spending in 2000 totaled $16.2 million and related to the cash-out of remaining Holophane Corporation ("Holophane") shares. NSI purchased Holophane in July 1999 for approximately $470.8 million. Of the total purchase price, $454.6 million was paid during fiscal 1999 and $16.2 million was paid during fiscal 2000. Results of operations after the acquisition date are included in the Combined Statements of Income.

     Acquisition spending in 1999 totaled $514.4 million and was primarily related to the lighting equipment segment. The acquisitions were accounted for as purchases and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair values.


     The lighting equipment segment acquired four companies during 1999. The largest acquisition was Holophane, a manufacturer of premium quality, highly engineered lighting fixtures and systems, which was purchased in July 1999 for approximately $470.8 million. The preliminary allocation of the purchase price resulted in goodwill of $274.7 million, which is being amortized over 40 years, and identifiable intangibles of $145.7 million, which are being amortized over periods ranging from 2 to 40 years. Identifiable intangibles include trade names, trademarks, patented technology, distribution network, trained

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

workforce, and restrictive covenants. In 2000, certain adjustments were made to the purchase price allocation resulting in additional goodwill of approximately $1.3 million. These adjustments primarily related to severance charges and costs associated with the termination of a joint venture in Australia.


     At August 31, 1999, the preliminary allocation of the purchase price was as follows:



                                                              (IN THOUSANDS)
Current assets..............................................    $  67,504
Property, plant, and equipment..............................       64,582
Intangibles.................................................      145,725
Goodwill....................................................      274,708
Other long-term assets......................................       33,890
Liabilities.................................................     (115,598)
                                                                ---------
                                                                $ 470,811
                                                                =========


     Results of operations after the acquisition date of Holophane are included in the Combined Statements of Income. The following pro forma information has been prepared assuming the Holophane acquisition had taken place at the beginning of the respective fiscal year of Spinco. The pro forma information includes adjustments for interest expense incurred on debt to effect the acquisition, the interest income forgone on the cash portion paid for the acquisition, additional depreciation based on the fair market value of property, plant, and equipment, and amortization of goodwill and intangibles resulting from this transaction. The pro forma financial information does not purport to reflect the financial position or results of operations that actually would have resulted had the transaction occurred as of the date indicated or to project the results of operations for any future period.

                                                             1999           1998
                                                        --------------   ----------
                                                              (IN THOUSANDS)
Pro Forma Information (Unaudited)
  Sales...............................................    $1,912,147     $1,768,799
  Net income..........................................    $   84,969     $   77,575

     Other acquisitions in the lighting equipment segment included the September 1998 purchase of certain assets of GTY Industries (d/b/a "Hydrel"), a manufacturer of architectural-grade light fixtures for landscape, in-grade, and underwater applications; the April 1999 purchase of certain assets of Peerless Corporation, a manufacturer of high performance indirect/direct suspended lighting products; and the July 1999 purchase of C&G Carandini SA, a manufacturer of exterior lighting fixtures.

     Acquisition spending in 1998 totaled $11.4 million and was related to the chemicals segment. In November 1997, the chemicals segment purchased Pure Corporation, a specialty chemical company with its core businesses in Indiana, Pennsylvania, and New York. In July 1998, NSI purchased Calman Australia Pty Ltd. ("Calman"). Calman,

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

located in Victoria, Australia is a manufacturer of cleaning, maintenance, sanitation and industrial products, chemicals, supplies, and accessories. Additionally, NSI paid certain performance payments associated with a prior year chemicals acquisition.

     In May 2001, the chemicals segment sold the Calman operations for a pre-tax loss of $5.6 million, and provided a $9.0 million accrual for the loss on the sale of its French chemicals business which is expected to close in June 2001. Both losses are reflected as loss on sale of businesses in fiscal 2001.

NOTE 8:  INCOME TAXES

     Historically, Spinco has been included in the consolidated federal income tax return of NSI. Spinco's provision for income taxes in the accompanying statements of income reflects federal, state, and foreign income taxes calculated using the separate return basis. Spinco accounts for income taxes using the asset and liability approach as prescribed by SFAS No. 109, "Accounting for Income Taxes." This approach requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax liabilities and assets are determined based on the differences between the financial reporting and the tax basis of an asset or liability.

     The provision for income taxes consists of the following components:

                                                        2000      1999      1998
                                                       -------   -------   -------
                                                             (IN THOUSANDS)
Provision for current Federal taxes..................  $40,527   $34,958   $40,344
Provision for current state taxes....................    2,134     2,132     2,426
Provision for current foreign taxes..................    4,657     2,373     1,952
Provision for deferred taxes.........................    4,282    14,006     3,326
                                                       -------   -------   -------
  Total provision for income taxes...................  $51,600   $53,469   $48,048
                                                       =======   =======   =======

     A reconciliation from the Federal statutory rate to the total provision for income taxes is as follows:

                                                        2000      1999      1998
                                                       -------   -------   -------
                                                             (IN THOUSANDS)
Federal income tax computed at statutory rate........  $47,352   $49,905   $45,451
State income tax, net of Federal income tax
  benefit............................................    3,518     3,638     3,456
Foreign and other, net...............................      730       (74)     (859)
                                                       -------   -------   -------
  Total provision for income taxes...................  $51,600   $53,469   $48,048
                                                       =======   =======   =======

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

     Components of the net deferred income tax liability at August 31, 2000 and 1999 include:

                                                               2000       1999
                                                             --------   --------
                                                               (IN THOUSANDS)
DEFERRED TAX LIABILITIES:
Depreciation...............................................  $  9,598   $  7,981
Pension....................................................     4,160      3,571
Intangibles................................................    54,565     53,289
Other......................................................     2,751      2,623
                                                             --------   --------
  Total deferred tax liabilities...........................    71,074     67,464
                                                             --------   --------
DEFERRED TAX ASSETS:
Self-insurance.............................................    (9,607)   (10,119)
Deferred compensation......................................   (23,520)   (22,437)
Bonuses....................................................    (5,765)    (5,130)
Foreign tax losses.........................................      (643)      (807)
Restructuring and asset impairment.........................    (4,425)    (4,312)
Other assets...............................................    (5,843)    (5,435)
                                                             --------   --------
  Total deferred tax assets................................   (49,803)   (48,240)
                                                             --------   --------
  Net deferred tax liability...............................  $ 21,271   $ 19,224
                                                             ========   ========

     At August 31, 2000, Spinco had foreign net operating loss carryforwards of $1.8 million expiring in fiscal years 2001 through 2004.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

NOTE 9:  BUSINESS SEGMENT INFORMATION

                                                                                                   CAPITAL
                                        OPERATING                                                EXPENDITURES
                                         PROFIT         TOTAL      DEPRECIATION   AMORTIZATION       AND
                           SALES         (LOSS)         ASSETS       EXPENSE        EXPENSE      ACQUISITIONS
                         ----------   -------------   ----------   ------------   ------------   ------------
                                                            (IN THOUSANDS)
2000
Lighting Equipment.....  $1,511,641     $144,149      $1,142,227     $31,792        $14,994        $ 68,721
Chemicals..............     511,070       48,699         241,645       7,705          3,447           9,946
                         ----------     --------      ----------     -------        -------        --------
                          2,022,711      192,848       1,383,872      39,497         18,441          78,667
Corporate..............                  (14,258)         39,008         547                            460
Interest Expense,
  net..................                  (43,299)
                         ----------     --------      ----------     -------        -------        --------
                         $2,022,711     $135,291      $1,422,880     $40,044        $18,441        $ 79,127
                         ==========     ========      ==========     =======        =======        ========
1999
Lighting Equipment.....  $1,220,602     $121,755      $1,073,936     $20,351        $ 2,322        $541,649
Chemicals..............     487,783       45,206         233,461       6,681          3,480          10,980
                         ----------     --------      ----------     -------        -------        --------
                          1,708,385      166,961       1,307,397      27,032          5,802         552,629
Corporate..............                  (11,679)         29,641         463                            296
Interest Expense,
  net..................                  (12,697)
                         ----------     --------      ----------     -------        -------        --------
                         $1,708,385     $142,585      $1,337,038     $27,495        $ 5,802        $552,925
                         ==========     ========      ==========     =======        =======        ========
1998
Lighting Equipment.....  $1,105,255     $109,286      $  397,962     $18,819        $   295        $ 37,541
Chemicals..............     454,532       36,460         235,269       6,387          2,807          20,217
                         ----------     --------      ----------     -------        -------        --------
                          1,559,787      145,746         633,231      25,206          3,102          57,758
Corporate..............                  (11,475)         66,881         361                            348
Interest Expense,
  net..................                   (4,412)
                         ----------     --------      ----------     -------        -------        --------
                         $1,559,787     $129,859      $  700,112     $25,567        $ 3,102        $ 58,106
                         ==========     ========      ==========     =======        =======        ========

                     NOTES TO COMBINED FINANCIAL STATEMENTS

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
        (TO BE REORGANIZED AS L&C SPINCO, INC. -- NOTE 1) -- (CONTINUED)

     The geographic distribution of Spinco's sales and service revenues, operating profit (loss), and long-lived assets is summarized in the following table:

                                                  2000         1999         1998
                                               ----------   ----------   ----------
                                                          (IN THOUSANDS)
SALES(1)
United States................................  $1,783,990   $1,550,930   $1,427,424
Canada.......................................     104,335       85,829       79,435
European countries...........................      81,246       46,723       39,936
Other........................................      53,140       24,903       12,992
                                               ----------   ----------   ----------
                                               $2,022,711   $1,708,385   $1,559,787
                                               ==========   ==========   ==========
OPERATING PROFIT (LOSS)
United States................................  $  127,783   $  139,733   $  131,185
Canada.......................................       6,342        1,170          152
European countries...........................        (891)         934       (2,562)
Other........................................       2,057          748        1,084
                                               ----------   ----------   ----------
                                               $  135,291   $  142,585   $  129,859
                                               ==========   ==========   ==========
LONG-LIVED ASSETS(2)
United States................................  $  746,548   $  731,420   $  185,544
Canada.......................................      15,196       14,719       14,196
European countries...........................      26,041       32,491       12,641
Other........................................      14,116       14,207        3,544
                                               ----------   ----------   ----------
                                               $  801,901   $  792,837   $  215,925
                                               ==========   ==========   ==========

-------------------------

(1) Sales are attributed to each country based on the selling location.

(2) Long-lived assets include net property, plant, and equipment, goodwill and intangibles, and other long-term assets.

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To National Service Industries, Inc.:

     We have audited, in accordance with auditing standards generally accepted in the United States, the combined financial statements of the NATIONAL SERVICE INDUSTRIES, INC. lighting equipment and chemicals businesses (to be reorganized as L&C Spinco, Inc.) as of August 31, 2000 and 1999 and for each of the three years in the period ended August 31, 2000, included in this information statement, and have issued our report thereon dated June 22, 2001. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The Schedule of Valuation and Qualifying Accounts for the years ended August 31, 2000, 1999 and 1998 included in this information statement is the responsibility of Spinco's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic combined financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic combined financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic combined financial statements taken as a whole.

                                          /s/ Arthur Andersen LLP

Atlanta, Georgia
June 22, 2001

                                  SCHEDULE II

              NATIONAL SERVICE INDUSTRIES, INC. LIGHTING EQUIPMENT
                            AND CHEMICALS BUSINESSES
                    (TO BE REORGANIZED AS L&C SPINCO, INC.)

                       VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED AUGUST 31, 2000, 1999, AND 1998
                                 (IN THOUSANDS)


                                                  ADDITIONS CHARGED TO
                                    BALANCE AT   -----------------------                BALANCE AT
                                    BEGINNING    COSTS AND      OTHER                     END OF
                                    OF PERIOD    EXPENSES    ACCOUNTS(1)   DEDUCTIONS     PERIOD
                                    ----------   ---------   -----------   ----------   ----------
YEAR ENDED AUGUST 31, 2000:
Reserve for doubtful accounts.....    $5,470       2,667        1,927         3,494       $6,570
                                      ======      ======        =====        ======       ======
Reserve for estimated returns,
  allowances, and warranty
  costs...........................    $4,416      22,780           --        23,190       $4,006
                                      ======      ======        =====        ======       ======
YEAR ENDED AUGUST 31, 1999:
Reserve for doubtful accounts.....    $3,746       2,744        1,595         2,615       $5,470
                                      ======      ======        =====        ======       ======
Reserve for estimated returns,
  allowances, and warranty
  costs...........................    $3,804      20,017        1,588        20,993       $4,416
                                      ======      ======        =====        ======       ======
YEAR ENDED AUGUST 31, 1998:
Reserve for doubtful accounts.....    $3,566       2,580           87         2,487       $3,746
                                      ======      ======        =====        ======       ======
Reserve for estimated returns,
  allowances, and warranty
  costs...........................    $2,889      18,074           --        17,159       $3,804
                                      ======      ======        =====        ======       ======


-------------------------


(1)Recoveries credited to the reserve, reserves recorded in acquisitions, and reserves removed in the sale of business.